

Annual General Meeting of New Gold Inc.
Management Information Circular
March 18, 2022

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders ("**Meeting**") of New Gold Inc. ("**New Gold**" or the "**Company**") will be held virtually at https://web.lumiagm.com/453499456 on Tuesday, May 3, 2022 at 4:00 p.m. (Eastern time) for the following purposes:

1. receiving the audited consolidated financial statements of the Company for the year ended December 31, 2021 and the auditor's report on those statements;

2. electing the directors of the Company;

3. appointing Deloitte LLP as auditor of the Company and authorizing the directors to fix its remuneration;

4. considering and, if deemed appropriate, passing, with or without variation, a non-binding advisory resolution on executive compensation; and

5. conducting such other business properly brought before the Meeting or any adjournment or postponement thereof.

New Gold has been carefully monitoring developments with respect to the global health crisis caused by COVID-19. Given the continuing uncertain circumstances in which we collectively find ourselves, and in light of New Gold's commitment to the health and well-being of its shareholders, employees, communities and other stakeholders, New Gold will be conducting the Meeting virtually. Shareholders will not be able to attend the Meeting physically. At the virtual Meeting, registered shareholders, non-registered (or beneficial) shareholders and their duly appointed proxyholders will be able to participate, ask questions and vote in "real time" through an online portal. Non-registered shareholders must carefully follow the procedures set out in the management information circular (the "**Circular**") that accompanies this notice if they wish to appoint themselves as a proxyholder to vote at the virtual Meeting and ask questions through the live webcast. Non-registered shareholders who do not follow the procedures set out in the Circular will nonetheless be able to view a live webcast of the Meeting but will not be able to ask questions or vote. New Gold firmly believes that a virtual Meeting gives all shareholders an equal opportunity to participate, regardless of their geographic location or the particular constraints, circumstances or risks that they may be facing as a result of COVID-19.

It should be noted that the vast majority of our shareholders vote in advance of the Meeting by proxy and are encouraged to continue to do so via the various channels outlined in the Circular. The virtual Meeting does not change voting by proxy. However, those that wish to participate in the virtual Meeting or to appoint a proxy to participate, are encouraged to carefully read the instructions in the Circular and in particular the procedure for appointing yourself or a proxy.

The record date for the Meeting is March 14**,** 2022. The record date is the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

This notice is accompanied by the Circular and either a proxy form or a voting instruction form. If previously requested, a copy of the audited consolidated financial statements and management's discussion and analysis ("**MD&A**") of New Gold for the year ended December 31, 2021 will also accompany this notice. Copies of New Gold's annual and interim financial statements and MD&A are also available under New Gold's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on New Gold's website at www.newgold.com. As described in the notice and access notification mailed to shareholders, New Gold is using the notice and access method for delivering this notice and the Circular to





shareholders. This notice and the Circular will be available on New Gold's website at https://newgold.com/news-events/annual-meeting-of-shareholders/default.aspx and under New Gold's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

We value your opinion and participation in the Meeting as a shareholder of New Gold. For your information, the Meeting is not expected to include a formal presentation by management, but there will be an opportunity for shareholders to ask questions. Please review the accompanying Circular before voting, as it contains important information about the Meeting. It is important that you exercise your vote, either virtually at the Meeting or by proxy. Any questions regarding voting your common shares should be directed to New Gold's advisor and proxy solicitation agent, Kingsdale Advisors, which can be reached by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 1-416-867-2272, or by email at contactus@kingsdaleadvisors.com. Any proxies to be used or acted on at the Meeting must be deposited with New Gold's transfer agent, Computershare Investor Services, by 4:00 p.m. (Eastern time) on April 29, 2022, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. Non-registered (or beneficial) holders must provide their voting instructions to their intermediaries sufficiently in advance of this deadline to allow the intermediary sufficient time to forward this information to Computershare Investor Services.

DATED at Toronto, Ontario this 18th day of March, 2022.
By Order of the Board of Directors



Ian Pearce
Chair of the Board

TABLE OF CONTENTS

GENERAL INFORMATION

Unless otherwise stated, the information contained in this Circular is as of March 18, 2022, and all dollar amounts in this Circular refer to Canadian dollars. United States dollars are referred to as "US$".

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.



MEETING AND VOTING INFORMATION

WHO IS SOLICITING MY PROXY?

You have received this management information circular (the "**Circular**") because you owned common shares ("**Shares**") of New Gold Inc. ("**New Gold**" or the "**Company**") as of the close of business on the record date of March 14, 2022, and are entitled to receive notice of, and vote at, our annual general meeting of shareholders ("**Meeting**").

Management is soliciting your proxy for the Meeting. While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of New Gold. The Company has also retained the services of Kingsdale Advisors ("**Kingsdale**") to act as advisor and solicit proxies on behalf of management. Fees for Kingsdale's solicitation services are anticipated to be $60,900 plus disbursements. The costs of preparing and distributing Meeting materials and the cost of soliciting proxies will be borne by New Gold.

Shareholders with questions about voting their Shares may contact Kingsdale by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 1-416-867-2272, or by email at contactus@kingsdaleadvisors.com.

References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

HOW ARE MEETING MATERIALS BEING DELIVERED TO SHAREHOLDERS?

New Gold is using the notice and access regime ("**Notice and Access**") adopted by the Canadian securities regulators for the delivery of the notice of meeting (the "**Notice of Meeting**"), the Circular and the proxy form or voting instruction form (collectively, the "**Meeting Materials**"), as applicable, to registered and beneficial shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders received a copy of the Notice of Meeting with instructions for accessing the Circular online. New Gold has adopted the Notice and Access delivery process to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

New Gold has sent the Notice of Meeting and proxy form directly to registered shareholders and has distributed copies of the Notice of Meeting and voting instruction form to non-registered shareholders through their intermediaries and clearing agencies. Management of New Gold does not intend to pay for intermediaries to forward the Meeting Materials to objecting beneficial owners under National Instrument 54-101 - *Communication with Beneficial Owners of Securities of a Reporting Issuer*. An objecting beneficial owner will not receive the materials unless the objecting beneficial owner's intermediary assumes the cost of delivery.

Shareholders may request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date this Circular is filed on SEDAR. Requests may be made through New Gold's website, www.newgold.com, or by calling 1-833-324-6018. To receive the Meeting Materials in advance of the proxy cut-off deadline (as defined below) and Meeting date, New Gold must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy cut-off deadline.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

 

WHEN AND WHERE IS THE MEETING BEING HELD?

The Meeting is being held virtually at https://web.lumiagm.com/453499456 at 4:00 p.m. (Eastern time) on May 3, 2022 for the purposes set out in the Notice of Meeting.

WHY IS NEW GOLD HOLDING THE MEETING VIRTUALLY?

Due to ongoing public health concerns related to the COVID-19 pandemic, and in order to ensure the health and well-being of its shareholders, employees, communities and other stakeholders, New Gold's board of directors (the "**Board**") and management have again decided to conduct the Meeting virtually. Registered shareholders and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests may listen but cannot vote at the Meeting or ask questions. New Gold firmly believes that a virtual Meeting gives all shareholders an equal opportunity to participate, regardless of their geographic location or the particular constraints, circumstances or health risks that they may be facing.

HOW MANY SHAREHOLDERS ARE NEEDED TO REACH A QUORUM?

The Company must have at least two people present at the Meeting who hold, or represent by proxy, in aggregate, at least 5% of the issued and outstanding Shares of New Gold entitled to be voted at the Meeting. Shareholders who participate in and/or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

DOES ANY SHAREHOLDER BENEFICIALLY OWN 10% OR MORE OF THE OUTSTANDING NEW GOLD SHARES?

To the knowledge of the directors and executive officers of New Gold, as of the date of this Circular, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of New Gold.

VOTING INFORMATION

WHO CAN VOTE?

You are entitled to receive notice of, and to vote at, the Meeting if you held Shares of New Gold at the close of business on the record date for the Meeting, being March 14, 2022. As of the record date, New Gold had 681,251,846 Shares issued and outstanding. Each Share entitles the holder to one vote on the items to be voted on at the Meeting.

HOW DO I VOTE MY SHARES?

The manner in which you vote your Shares depends on whether you are a registered shareholder or a non-registered (or beneficial) shareholder. You are a **registered shareholder** if you have a Share certificate issued in your name and appear as the registered shareholder on the books of Company. You are a **non-registered shareholder** if your New Gold Shares are registered in the name of an intermediary, such as a bank, trust company, investment dealer, clearing agency or other institution.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

 

If you are not sure whether you are a registered or non-registered shareholder, please contact Kingsdale by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 1-416-867-2272 or by email at contactus@kingsdaleadvisors.com.

How do I vote if I am a registered shareholder?

Voting by Proxy

Voting by proxy is the easiest way for registered shareholders to cast their vote. You can vote by proxy in any of the following ways:

By Telephone:	Call Computershare toll-free in North America 1-866-732-8683 or outside North America 1-312-588-4290. You will need your 15-digit control number, which can be found on your proxy form.
	Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. See below under the heading *"How will my Shares be voted if I return a proxy?"* for more information.
By Internet:	Go to Computershare's website at www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which can be found on your proxy form. See below under the heading *"How will my Shares be voted if I return a proxy?"* for more information.
By Mail or Fax:	Complete, sign and date your proxy form and return it to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1 in the envelope provided or fax a copy of the completed, signed and dated proxy form to Computershare at 1-866-249-7775. See below under the heading *"How will my Shares be voted if I return a proxy?"* for more information.

You may appoint a person other than the directors and officers designated by the Company on your proxy form to represent you and vote on your behalf at the Meeting. This person does not have to be a shareholder. To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign and date the proxy form, and return it to Computershare as instructed. In addition, for your proxyholder to attend and participate in the virtual Meeting, you must also register the appointment of your proxyholder at www.computershare.com/newgold and provide Computershare with your proxyholder's contact information so that Computershare may provide the proxyholder with a Username via email to vote at the Meeting. **Registering your proxyholder is an additional step which must be completed by no later than 4:00 p.m. (Eastern time) on April 29, 2022 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before the time of any adjourned or postponed Meeting). Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting.** Please ensure that the person you appoint is aware that he or she has been appointed to attend the virtual Meeting on your behalf.

If you have complied with the steps described above, prior to the Meeting, Computershare will contact your proxyholder via email with a unique Username/control number which, along with the password "newgold2022" (case sensitive), will

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

 

allow your proxyholder to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. **Without a control number, you or your proxyholder will not be able to ask questions or vote at the Meeting.** Please see below, under the headings *"How can I log in to the virtual Meeting"* and *"How will my Shares be voted if I return a proxy?"* for more information.

Voting in Person via Internet Webcast

Registered shareholders have the ability to participate, ask questions and vote at the Meeting using the LUMI meeting platform. Eligible registered shareholders may log in at https://web.lumiagm.com/453499456 click on "I have a Control Number", enter the 15-digit control number found on the proxy, and the password "newgold2022" (case sensitive), then click on the "Login" button. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls or VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. It is recommended that you log in at least an hour before the start of the Meeting. **Non-registered shareholders must follow the procedures outlined below to participate in the Meeting using the LUMI meeting platform.** Non-registered shareholders who fail to comply with the procedures outlined below may nonetheless view a live webcast of the Meeting by going to the same URL as above and clicking on "I am a guest".

How do I vote if I am a non-registered (or beneficial) shareholder?

Submitting Voting Instructions

You will receive a voting instruction form that allows you to vote on the Internet, by telephone or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form. Alternatively, you may receive from your intermediary a pre-authorized proxy form indicating the number of Shares to be voted, which you should complete, sign, date, and return as directed on the form. **Each intermediary has its own procedures which should be carefully followed by non-registered shareholders to ensure that their Shares are voted by their intermediary on their behalf at the Meeting.**

New Gold may utilize the Broadridge QuickVote™ service to assist non-registered shareholders with voting their Shares over the telephone. Alternatively, Kingsdale may contact non-registered shareholders who do not object to their names being known to the Company to assist them with conveniently voting their Shares directly over the phone. If you have any questions about the Meeting, please contact Kingsdale by telephone at 1-866-581-1477 (toll-free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com.

Voting in Person Via Internet Webcast

New Gold does not have access to the names or holdings of non-registered shareholders. This means that you can only vote your Shares virtually at the Meeting if: (a) you have previously appointed yourself as the proxyholder for your Shares by printing your name in the space provided on your voting instruction form and submitting it as directed on the form; and (b) by no later than 4:00 p.m. (Eastern time) on April 29, 2022 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before the time of any adjourned or postponed Meeting), you have registered your appointment

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

 

at www.computershare.com/newgold. If you have completed these two steps within the required timeframe, then, prior to the Meeting, Computershare will contact you via email with your unique Username/control number which, along with the password "newgold2022" (case sensitive), will allow you to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. **Without a control number, you will not be able to ask questions or vote at the Meeting.**

You may also appoint a person other than the directors and officers designated by the Company as the proxyholder for your Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. If your proxyholder intends to participate in the virtual Meeting, you will need to register the appointment of your proxyholder at www.computershare.com/newgold by no later than 4:00 p.m. (Eastern time) on April 29, 2022 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before the time of any adjourned or postponed Meeting). If your proxyholder has been properly appointed, Computershare will contact your proxyholder via email prior to the Meeting with a Username/control number which, along with the password "newgold2022" (case sensitive), will allow your proxyholder to participate in, and vote at, the Meeting using the LUMI meeting platform.

Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to Computershare before 4:00 p.m. (Eastern time) on April 29, 2022. If you plan to participate in the virtual Meeting (or to have your proxyholder attend the virtual Meeting), you or your proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by your intermediary well in advance of the Meeting to allow them to forward the necessary information to Computershare before 4:00 p.m. (Eastern time) on April 29, 2022. You should contact your intermediary well in advance of the Meeting and follow its instructions if you want to participate in the virtual Meeting.

Please see below under the heading *"How can I log in to the virtual Meeting?"* for more information.

Notice for US beneficial holders
To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your intermediary and then register in advance to attend the Meeting. Follow the instructions from your intermediary included with the proxy materials or contact your intermediary to request a legal proxy form. After first obtaining a valid legal proxy form from your intermediary, to then register to attend the virtual Meeting, you must submit a copy of your legal proxy form to Computershare. Requests for registration should be directed to:

Computershare Trust Company of Canada
100 University Avenue
8th Floor
Toronto, Ontario
M5J 2Y1
OR
Email at uslegalproxy@computershare.com

Requests for registration must be labeled as "Legal Proxy" and be received no later than April 29, 2022 at 4:00 p.m. (Eastern time). You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are also required to register your appointment at

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.



www.computershare.com/newgold. Once you have complied with those two steps, Computershare will contact you prior to the Meeting via email with your unique Username/control number which, along with the password "newgold2022" (case sensitive), will allow you to log in to the live webcast and vote at the Meeting at https://web.lumiagm.com/453499456 using the LUMI meeting platform. **Without a control number, you will not be able to ask questions or vote at the Meeting**.

IS THERE A DEADLINE FOR MY PROXY TO BE RECEIVED?

Yes. New Gold must receive your voting instructions by **4:00 p.m. (Eastern Time) on Friday, April 29, 2022** (the "**proxy cut-off deadline**") to ensure that your Shares are voted at the Meeting. If the Meeting is adjourned or postponed, your proxy must be received by 4:00 p.m. (Eastern Time) on the second-last business day before the reconvened meeting.

As noted above, if you are a non-registered shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of the proxy cut-off deadline to allow your intermediary time to forward this information to Computershare by the proxy cut-off deadline. New Gold reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but New Gold is under no obligation to accept or reject any particular late proxy.

HOW CAN I LOG IN TO THE VIRTUAL MEETING?

Only shareholders of record at the close of business on March 14, 2022 and other permitted attendees may virtually attend the Meeting. Attending the Meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves or a third party as proxyholder, to participate, ask questions and vote at the Meeting using the LUMI meeting platform. Guests, including non-registered shareholders who have not duly appointed themselves or a third party as proxyholder, can log in to the virtual Meeting as a guest. Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions.

- Registered shareholders and duly appointed proxyholders may log in online at https://web.lumiagm.com/453499456, click on "I have a Control Number", enter the 15-digit control number found on the proxy or provided to a duly appointed proxyholder, as applicable, and the password "newgold2022" (case sensitive), then click on the "Login" button. New Gold recommends that you log in at least one hour before the Meeting begins. For registered shareholders, the control number is located on your proxy form. For duly appointed proxyholders (including non-registered shareholders who have appointed themselves), your control number will be provided by Computershare, provided that you or your proxyholder has been duly appointed in accordance with the procedures outlined in this Circular.
- Non-registered shareholders may view a live webcast of the Meeting by going to the same URL noted above and clicking on "I am a guest".

During the Meeting, you must ensure that you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls or VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.



disabled your VPN settings. It is recommended that you log in at least an hour before the start of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before polling is completed. Therefore, even if you currently plan to vote during the Meeting, you should consider voting your Shares in advance or by proxy, so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the Meeting. In an effort to mitigate any potential issues relating to logging into or participating during the Meeting, the Company has posted a Virtual AGM User Guide on its website at https://newgold.com/news-events/annual-meeting-of-shareholders/default.aspx, and filed it on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and shareholders are encouraged to review it prior to the Meeting. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the Meeting website may visit the website https://www.lumiglobal.com/faq for additional information. Shareholders experiencing technical difficulties or otherwise requiring assistance with the Meeting website an hour before the Meeting or during the Meeting can contact technical support at support-ca@lumiglobal.com. It is recommended including the event name, meeting ID, Username and issue when contacting support or having such information available so that technical support can more quickly provide assistance.

New Gold believes that the ability to participate in the Meeting in a meaningful way, including asking questions, remains important despite the decision to hold this year's Meeting virtually. Registered shareholders, non-registered shareholders who have appointed themselves as proxyholders, and third party-proxyholders accessing the Meeting will have an opportunity to ask questions and otherwise participate in the Meeting in writing by sending a message to the Chair of the Meeting online through the LUMI platform. It is anticipated that shareholders will have substantially the same opportunity to engage on matters of business before the Meeting as in past years when the annual shareholders meeting was held in person. Matters properly brought before the Meeting will pertain to the formal business of the Meeting. To ensure fairness for all, the Chair of the Meeting will decide and announce the order of questions to be responded to, and the amount of time allocated to each question. The Chair can edit or reject questions considered inappropriate.

HOW WILL MY SHARES BE VOTED IF I RETURN A PROXY?

By completing and returning a proxy form, you are authorizing the person named in the proxy to attend the Meeting and vote your Shares or withhold your Shares from voting on each item of business according to your instructions. If you sign and return your proxy form without designating a proxyholder and do not give voting instructions or specify that you want your Shares withheld from voting, the New Gold representatives will vote your Shares as follows:

- **FOR** the election of the nominee directors to the Board;
- **FOR** the appointment of Deloitte LLP as the Company's auditor and the authorization of the directors to fix the auditor's remuneration; and
- **FOR** the non-binding advisory resolution approving the Company's approach to executive compensation.

WHAT HAPPENS IF THERE ARE AMENDMENTS, VARIATIONS OR OTHER MATTERS BROUGHT BEFORE THE MEETING?

Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting. Your proxy is effective at any

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

 

continuation following an adjournment of the Meeting. As of March 18, 2022, no director or officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

HOW DO I REVOKE MY PROXY?

If you change your mind about how you wish to vote your Shares, you can revoke your proxy in one of the following ways:

- voting again on the Internet or by phone before 4:00 p.m. (Eastern time) on April 29, 2022;
- completing a proxy form or voting instruction form that is dated later than the proxy form or voting instruction form that you are changing, and mailing it or faxing it as instructed on your proxy form or voting instruction form, as the case may be, so that it is received before 4:00 p.m. (Eastern time) on April 29, 2022; or
- any other means permitted by law.

If you are a registered shareholder, you can also revoke a vote you made by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 4:00 p.m. (Eastern time) on April 29, 2022, or giving notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or at any adjournment. The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

OTHER IMPORTANT INFORMATION

WHAT IS THE DEADLINE FOR MAKING A SHAREHOLDER PROPOSAL AT THE NEXT ANNUAL MEETING OF SHAREHOLDERS?

The final date for submission of proposals to shareholders for inclusion in the information circular in connection with next year's annual meeting of shareholders is February 3, 2023.

ARE THERE ANY SHAREHOLDER PROPOSALS BEING CONSIDERED AT THE MEETING?

There are no shareholder proposals being considered at the Meeting.

WHERE CAN I FIND FINANCIAL INFORMATION RELATING TO THE COMPANY?

New Gold's financial information is contained in our comparative audited annual financial statements for the year ended December 31, 2021, and related MD&A, both of which can be found on the Company's SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov and on the Company's website at https://www.newgold.com/investors/financial-information/reports-and-financials/default.aspx.

HOW DO I NOMINATE A CANDIDATE FOR ELECTION TO THE BOARD?

The Company adopted an Advance Notice Policy in 2015. Shareholders are required to comply with the Advance Notice Policy in connection with director nominations other than pursuant to a meeting requisition or shareholder proposal. Among other things, the Advance Notice Policy requires the nominating shareholder to provide to New Gold certain information regarding the shareholder and the shareholder's proposed nominees and sets out specific timelines for

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.



providing such information. A copy of the Advance Notice Policy is available on the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Corporate Governance and Nominating Committee (the "**CGNC**") will consider candidates submitted by shareholders on the same basis as any other candidate. As of the date of this Circular, the Company has not received any notice of a shareholder's intention to nominate directors at the Meeting pursuant to the Advance Notice Policy.

BUSINESS OF THE MEETING

1.   RECEIVING THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

New Gold's consolidated financial statements, including the auditor's report thereon, for the year ended December 31, 2021 will be placed before the Meeting. The audited consolidated financial statements are available on New Gold's website at www.newgold.com, SEDAR at www.sedar.com and EDGAR at www.sec.gov. Printed copies will be mailed to registered shareholders and non-registered shareholders who requested them. For information on how to request a printed copy of New Gold's audited consolidated financial statements, please see "*Meeting and Voting Information – How are Meeting Materials Being Delivered to Shareholders?*" on page 5 of this Circular.

2.   ELECTION OF DIRECTORS

At the Meeting, the nine persons named below will be proposed for election to the Board (the "**Nominees**"). Eight of the nine Nominees (89%) are independent.

Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the election of each of the Nominees.

Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, the persons named in the proxy reserve the right to nominate and vote for the election of another individual at their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of New Gold following his or her election or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of New Gold.

The Board has adopted a Majority Voting Policy which stipulates that if a Nominee receives a greater number of votes "withheld" from his or her election than votes "for" his or her election, that Nominee will promptly submit his or her resignation to the Board, which resignation will be accepted except where exceptional circumstances would warrant rejecting or delaying the acceptance of the offer of resignation, as determined by the Board in accordance with its fiduciary duties. The Board's decision will be publicly disclosed (with full reasons for its decision in the event the Board declines to accept the resignation). The Nominee will not participate in deliberations regarding the resignation offer, except in limited circumstances where the Nominee's participation is required for quorum. The Majority Voting Policy does not apply in circumstances involving contested director elections. A copy of the Majority Voting Policy is available on New Gold's website at www.newgold.com.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

 

The following pages contain brief biographies for each of the Nominees. The information provided includes the following for each Nominee: their principal occupation; description of their principal occupation; business or employment within the past five years; details of residence; independence status; age; date they first became a director of New Gold; areas of expertise; and number of Shares, other securities, share units and stock options ("**Options**") of New Gold beneficially owned directly or indirectly, or over which control or direction is exercised by the Nominee as at March 14, 2022. The biographies have each been reviewed by the respective Nominee.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

14



RENAUD ADAMS

Renaud Adams has over 25 years of experience in the mining industry. Mr. Adams' principal occupation is as the President and Chief Executive Officer of the Company. He was appointed President and Chief Executive Officer of New Gold effective September 12, 2018. Prior to both appointments, he was the President and Chief Executive Officer of Richmont Mines Inc. from 2014 until the sale of the company to Alamos Gold in November 2017. During Mr. Adams' time at Richmont Mines, production at the company's principal mine more than doubled, mineral reserves more than tripled, and costs were reduced to make the Island Gold Mine in Ontario one of the lowest cost operating underground mines in the Americas. From 2011 to 2014, Mr. Adams was the Chief Operating Officer at Primero Mining Corporation, and prior to that he was with IAMGOLD Corporation from 2007 to 2011 as the General Manager of the Rosebel mine in Suriname and then the Senior Vice President, Americas Operations. Prior to IAMGOLD, Mr. Adams held various senior operations positions at mining operations located in the Americas. Mr. Adams is also the non-executive Chairman of the Board of Directors at Omai Gold Mines. Mr. Adams holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University in Quebec, Canada.

Ontario, Canada
Age: 52
Director since September 12, 2018
Non-Independent

Securities Held[1]

	Number of Shares	Number of PSUs & RSUs[4]	Number of Options
March 14, 2022	937,348	2,447,471	2,117,725
March 15, 2021	716,279	2,338,299	1,822,995
Change	221,069	109,172	354,730

Mr. Adams meets the Company's equity ownership guidelines. Please see "*Officer Equity Ownership Guidelines*" on page 33 of this Circular for further information.

Areas of Expertise

Mining Industry / Operations / Geology; Public Company Boards / Corporate Governance; HS / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A; Government Relations / Legal Matters

Director Election – Voting Results[2]

Year	For	Withheld
2021	97.05%	2.95%
2020	99.35%	0.65%
2019	99.38%	0.62%

Board and Committee Membership and Attendance 2021[3]

Board	9 of 9

Other Public Directorships

Omai Gold Mines Corp.	Since 2020

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

 





British Columbia, Canada
Age: 59
Director since May 4, 2021
Independent

GEOFF CHATER

Geoff Chater is a geologist with over 30 years of experience in the mineral exploration and mining industries operating in North America, South America, Europe, and Africa. Mr. Chater was Chief Executive Officer of Luna Gold Ltd. from 2014 to 2015 and President of Valley High Ventures from 2010 to 2011. From 1999 to 2008, Mr. Chater was Manager of Corporate Relations for First Quantum Minerals Ltd. During the last ten years, Mr. Chater has been a capital markets consultant focused on corporate strategy, business development, financing and communications. Mr. Chater has served as a director of several public companies including Nevsun Resources, Mason Resources, Reservoir Minerals and Valley High Ventures. Mr. Chater is a graduate of Texas Christian University with a Bachelor of Science degree in Geology. At New Gold, Mr. Chater is a member of the Audit Committee and the Technical and Sustainability Committee. Mr. Chater's principal occupation is as a corporate director.

Securities Held[1]

	Number of Shares	Number of DSUs	Number of Options
March 14, 2022	-	54,794	-
March 15, 2021	-	-	-
Change	-	54,794	-

Mr. Chater has until May 2024 to achieve compliance with the Company's equity ownership guidelines.

Areas of Expertise

Mining Industry / Operations / Geology; Capital Markets / Finance / Accounting; Public Company Boards / Corporate Governance; HS / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A

Director Election – Voting Results[2]

Year	For	Withheld
2021	99.64%	0.36%

Board and Committee Membership and Attendance 2021[3]

Board	4 of 4
Technical and Sustainability Committee	2 of 2
Audit Committee	3 of 3

Other Public Directorships

None

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.



NICHOLAS CHIREKOS

Nicholas (Nick) Chirekos has more than 25 years of experience in investment banking and capital markets, with a focus on the mining industry. He served in various investment banking roles at J.P. Morgan Securities Inc. from 1987 until his retirement in 2016. His roles included Managing Director, North American Head of Mining from 2002 to 2016, and Global Head of Mining and Metals from 2000 to 2002. He brings extensive expertise in mergers and acquisitions, equity, equity linked and fixed income transactions and was formerly a member of J.P. Morgan's Investment Banking North American Reputational Risk Committee. Mr. Chirekos is also a director of Peabody Energy Corporation and a member of the Reiman School of Finance Advisory Board at the University of Denver's Daniels College of Business. He holds a Bachelor of Science degree from the University of Denver and a Master of Business Administration degree from New York University. At New Gold, Mr. Chirekos is Chair of the Corporate Governance and Nominating Committee and a member of the Human Resources and Compensation Committee. Mr. Chirekos' principal occupation is as a corporate director.

Colorado, United States
Age: 63
Director since May 27, 2019
Independent

Securities Held[1]

	Number of Shares	Number of DSUs	Number of Options
March 14, 2022	-	230,233	-
March 15, 2021	-	175,439	-
Change	-	54,794	-

Mr. Chirekos meets the Company's equity ownership guidelines.

Areas of Expertise

Mining Industry / Operations / Geology; Capital Markets / Finance / Accounting; Public Company Boards / Corporate Governance; HS / Sustainability / Risk Management; Strategic Planning / M&A

Director Election – Voting Results[2]

Year	For	Withheld
2021	99.47%	0.53%
2020	99.30%	0.70%

Board and Committee Membership and Attendance 2021[3]

Board	9 of 9
Audit Committee	2 of 2
Corporate Governance and Nominating Committee, Chair	4 of 4
Human Resources and Compensation Committee	2 of 2

Other Public Directorships

Peabody Energy Corporation	Since 2017

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.





GILLIAN DAVIDSON

Gillian Davidson has 20 years of experience as an internal and external advisor to companies and other organizations regarding sustainability, social license and community relations. Most recently, Dr. Davidson was the Head of Mining and Metals for the World Economic Forum from 2014 to 2017, where she led global and regional engagement and multi-stakeholder initiatives to advance responsible and sustainable mining. From 2008 to 2014, she was Director of Social Responsibility at Teck Resources Limited, supporting social and environmental commitments and performance across the mining lifecycle. Before joining Teck, Dr. Davidson held roles related to community development, environment and natural resources as a consultant and in government. Dr. Davidson presently serves as a director on the boards of Lundin Gold Inc. and Central Asia Metal Limited and in the capacity of Chair of Sustainability Committee on both such boards. She served as a director of Lydian International Limited until March 2020. Dr. Davidson has an Honours Master of Arts in Geography from the University of Glasgow, a PhD in Development Economics and Economic Geography from the University of Liverpool and is an alumna of the Governor General of Canada's Leadership Conference. Dr. Davidson is the chair of International Women in Mining. At New Gold, Dr. Davidson is Chair of the Technical and Sustainability Committee and a member of the Corporate Governance and Nominating Committee. Dr. Davidson's principal occupation is as a consultant.

United Kingdom
Age: 50
Director since April 25, 2018
Independent

Securities Held[1]

	Number of Shares	Number of DSUs	Number of Options
March 14, 2022	-	393,222	-
March 15, 2021	-	338,428	-
Change	-	54,794	-

Dr. Davidson meets the Company's equity ownership guidelines.

Areas of Expertise

Mining Industry / Operations / Geology; Public Company Boards / Corporate Governance; HS / Sustainability / Risk Management; Government Relations / Legal Matters

Director Election – Voting Results[2]

Year	For	Withheld
2021	99.42%	0.58%
2020	99.23%	0.77%
2019	99.06%	0.94%

Board and Committee Membership and Attendance 2021[3]

Board	8 of 9
Technical and Sustainability Committee, Chair	4 of 4
Corporate Governance and Nominating Committee	4 of 4

Other Public Directorships

Lundin Gold Inc.	Since 2021
Central Asia Metal Limited	Since 2019

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

 



British Columbia, Canada
Age: 70
Director since July 9, 2018
Independent

JAMES GOWANS

James (Jim) Gowans has more than 30 years of experience in mineral exploration, mine feasibility studies, mine construction and commissioning and the development of best practices in mine safety, operations and economic performance improvement. From January 2016 to August 2018, he was the President and Chief Executive Officer of Arizona Mining Inc. Previously, he was with Barrick Gold Corporation as Senior Advisor to the Chairman from August to December 2015, Co-President from July 2014 to August 2015, and Executive Vice President and Chief Operating Officer from January to July 2014. From 2011 to 2014, Mr. Gowans was the Managing Director of Debswana Diamond Company (Pty) Ltd., and prior to that he held executive positions at various companies including De Beers SA, De Beers Canada Inc., PT Inco Indonesia tbk and Placer Dome Inc. Mr. Gowans previously served as the President of the Canadian Institute of Mining, Metallurgy and Petroleum, the Chair of the Board of the Mining Association of Canada, and a director of the Conference Board of Canada. He currently serves on the boards of directors of Cameco Ltd., Trilogy Metals Inc. and Marathon Gold Corporation. Mr. Gowans is a Professional Engineer, holds a Bachelor of Applied Science degree in mineral engineering from the University of British Columbia, and attended the Banff School of Advanced Management. At New Gold, Mr. Gowans is a member of the Technical and Sustainability Committee. Mr. Gowans's principal occupation is as a corporate director.

Securities Held[1]

	Number of Shares	Number of DSUs	Number of Options
March 14, 2022	30,000	360,875	-
March 15, 2021	30,000	292,382	-
Change	-	68,493	-

Mr. Gowans meets the Company's equity ownership guidelines.

Areas of Expertise

Mining Industry / Operations / Geology; Public Company Boards / Corporate Governance; HS / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A; Government Relations / Legal Matters; Capital Project Management

Director Election – Voting Results[2]

Year	For	Withheld
2021	94.77%	5.23%
2020	94.69%	5.31%
2019	99.27%	0.73%

Board and Committee Membership and Attendance 2021[3]

Board	9 of 9
Human Resources and Compensation Committee, Chair	2 of 2
Technical and Sustainability Committee	4 of 4

Other Public Directorships

Marathon Gold Corporation	Since 2020
Trilogy Metals Inc.	Since 2019
Cameco Ltd.	Since 2009

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.





THOMAS J. MCCULLEY

Thomas (Tom) McCulley has 30 years of experience in project execution and operations leadership in the mining and construction industries, including extensive experience in the setup and leadership of industry leading global assurance programs. Mr. McCulley has experience in all phases of a mining project lifecycle, from scoping studies through commissioning and start-up and operations, including investment evaluations. Mr. McCulley is currently the Chief Executive Officer of Anglo American's Quellaveco Project and Senior Vice President of Projects for Anglo American plc, positions he has held since 2018 and 2015, respectively. From 2000 to 2015, he served in several senior roles at Newmont Mining Corporation, including as Vice President of Investment Assurance from 2011 to 2015. Mr. McCulley holds a Bachelor of Science (Accounting) from Mount Saint Mary's University. At New Gold, Mr. McCulley is a member of the Human Resources and Compensation Committee and the Technical and Sustainability Committee.

Colorado, United States
Age: 53
Director since May 4, 2021
Independent

Securities Held[1]

	Number of Shares	Number of DSUs	Number of Options
March 14, 2022	-	73,059	-
March 15, 2021	-	-	-
Change	-	73,059	-

Mr. McCulley has until May 2024 to achieve compliance with the Company's equity ownership guidelines.

Areas of Expertise

Mining Industry / Operations / Geology; Public Company Boards / Corporate Governance; HS / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A; Government Relations / Legal Matters; Capital Project Management

Director Election – Voting Results[2]

Year	For	Withheld
2021	99.68%	0.32%

Board and Committee Membership and Attendance 2021[3]

Board	3 of 4
Technical and Sustainability Committee	1 of 2[5]
Human Resources and Compensation Committee	2 of 2

Other Public Directorships

None

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.





MARGARET MULLIGAN

Margaret (Peggy) Mulligan has over 35 years of experience in audit and finance. From 2008 to 2010, Ms. Mulligan was the Executive Vice President and Chief Financial Officer of Biovail Corporation and from 2005 to 2007, she was the Executive Vice President and Chief Financial Officer of Linamar Corporation. From 1994 to 2004, Ms. Mulligan was the Senior Vice President, Audit and Chief Inspector and then the Executive Vice President, Systems and Operations of The Bank of Nova Scotia. Before joining Scotiabank, she was an Audit Partner with PricewaterhouseCoopers. She holds a Bachelor of Math (Honours) from the University of Waterloo and is a Chartered Professional Accountant, FCPA, CA. Ms. Mulligan also serves as a director on the board of Canadian Western Bank. At New Gold, Ms. Mulligan is Chair of the Human Resources and Compensation Committee and a member of the Audit Committee. Ms. Mulligan's principal occupation is as a corporate director.

Ontario, Canada
Age: 63
Director since April 25, 2018
Independent

Securities Held[1]

	Number of Shares	Number of DSUs	Number of Options
March 14, 2022	-	389,170	-
March 15, 2021	-	322,960	-
Change	-	66,210	-

Ms. Mulligan meets the Company's equity ownership guidelines.

Areas of Expertise

Capital Markets / Finance / Accounting; Public Company Boards / Corporate Governance; HS / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A; Government Relations / Legal Matters; Capital Project Management

Director Election – Voting Results[2]

Year	For	Withheld
2021	98.05%	1.95%
2020	99.25%	0.75%
2019	99.10%	0.90%

Board and Committee Membership and Attendance 2021[3]

Board	9 of 9
Audit Committee	5 of 5
Corporate Governance and Nominating Committee, Chair	2 of 2
Human Resources and Compensation Committee, Chair	2 of 2

Other Public Directorships

Canadian Western Bank	Since 2017

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

 



Ontario, Canada
Age: 65
Director since April 27, 2016
Independent

IAN PEARCE

Ian Pearce has over 35 years of experience in the mining industry. From 1993 to 2003, Mr. Pearce held progressively more senior engineering and project management roles with Fluor Inc., including managing numerous significant development projects in the extractive sector. From 2003 to 2006, Mr. Pearce held executive roles at Falconbridge Limited, including Chief Operating Officer, and he subsequently served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc, from 2006 to 2013. From 2013 to 2017, Mr. Pearce was a partner of X2 Resources, a private partnership focused on building a mid-tier diversified mining and metals group. Mr. Pearce currently serves as the Chair of the Board of MineSense Technologies Ltd., a technology company seeking to improve the ore extraction and recovery process, and as a Senior Advisor at KoBold Metals, a company that deploys digital tools to discover new cobalt deposits. He is a director of NextSource Materials Inc., Northland Power Inc. and Metso Outotec Corporation. He previously served as the Chair of the Board of Nevsun Resources Ltd. and Nexa Resources S.A. Mr. Pearce holds a Higher National Diploma in Engineering (Mineral Processing) from the University of Johannesburg and a Bachelor of Science degree from the University of the Witwatersrand in South Africa. At New Gold, Mr. Pearce is the Chair of the Board. Mr. Pearce's principal occupation is as a corporate director.

Securities Held[1]

	Number of Shares	Number of DSUs	Number of Options
March 14, 2022	27,200	586,177	117,198
March 15, 2021	27,200	493,027	117,198
Change	-	93,150	-

Mr. Pearce meets the Company's equity ownership guidelines.

Areas of Expertise	Director Election – Voting Results[2]		
Mining Industry / Operations / Geology; Public Company Boards / Corporate Governance; HS / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A; Capital Project Management	**Year**	**For**	**Withheld**
	2021	95.05%	4.95%
	2020	99.32%	0.68%
	2019	98.97%	1.03%

Board and Committee Membership and Attendance 2021[3]		Other Public Directorships	
Board, Chair	9 of 9	NextSource Materials Inc.	Since 2021
Technical and Sustainability Committee	2 of 2	Northland Power Inc.	Since 2020
Human Resources and Compensation Committee	2 of 2	Metso Outotec Corporation	Since 2015

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.





Alberta, Canada
Age: 62
Director since June 26, 2017
Independent

MARILYN SCHONBERNER

Marilyn Schonberner has over 35 years of international experience in the energy and mining sectors. She retired in 2016 as the Chief Financial Officer of Nexen Energy ULC. During her 21-year career with Nexen, she held various executive roles with responsibility for financial and risk management, audit, human resources, strategic planning and budgeting, supply chain, and information services. Ms. Schonberner currently serves on the board of directors of Wheaton Precious Metals Corp. and she is a member of the Executive Committee of the Calgary Chapter of the Institute of Corporate Directors. She holds a Bachelor of Commerce from the University of Alberta and a Master of Business Administration from the University of Calgary. She is a CPA, CMA and a Certified Internal Auditor. Ms. Schonberner completed the Senior Executive Development Programme at the London Business School and has obtained the ICD.D designation from the Institute of Corporate Directors. At New Gold, Ms. Schonberner is Chair of the Audit Committee and a member of the Corporate Governance and Nominating Committee. Her principal occupation is as a corporate director.

Securities Held[1]

	Number of Shares	Number of DSUs	Number of Options
March 14, 2022	-	379,055	-
March 15, 2021	-	324,261	-
Change	-	54,794	-

Ms. Schonberner meets the Company's equity ownership guidelines.

Areas of Expertise

Capital Markets / Finance / Accounting; Public Company Boards / Corporate Governance; HS / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A; Capital Project Management

Director Election – Voting Results[2]

Year	For	Withheld
2021	99.48%	0.52%
2020	99.24%	0.76%
2019	99.00%	1.00%

Board and Committee Membership and Attendance 2021[3]

Board	8 of 9[6]
Audit Committee, Chair	4 of 4
Human Resources and Compensation Committee	2 of 2
Corporate Governance and Nominating Committee	2 of 2

Other Public Directorships

Wheaton Precious Metals Corp.	Since 2018

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

 

(1) *Information regarding the securities held by each Nominee, including the number of Shares beneficially owned directly or indirectly or over which control or direction is exercised, has been confirmed by the relevant Nominee.*

(2) *Annual voting results for the last three years in which the Nominee was nominated for election to the Board.*

(3) *Attendance by each director at Board and committee meetings is based on the number of meetings held during the period of the calendar year during which the director was a member of the Board and/or the applicable committee. For further information on when a director joined the Board or an applicable committee, please refer to "Meetings of the Board and Committees of the Board" on page 79.*

(4) *As of March 14, 2022, Mr. Adams held a total of 2,447,471 performance share units ("**PSUs**") and restricted share units ("**RSUs**") comprised of 1,904,469 PSUs and 543,002 RSUs.*

(5) *Mr. McCulley was unable to attend a Technical and Sustainability Committee meeting due to illness.*

(6) *Ms. Schonberner recused herself from particpating in a Board meeting relating to the sale of the Blackwater Project gold stream to Wheaton Precious Metals Corp. due to her position as a director of both Wheaton Precious Metals Corp. and the Company. For more information on how New Gold deals with conflicts of interests, please see "Director Conflicts of Interest and Related-Party Transactions" on page 86.*

Cease Trade Orders or Bankruptcies

As at the date of this Circular, no Nominee is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including New Gold) that:

(i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an "**Order**"), that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an Order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer.

As at the date of this Circular, other than as stated below, no Nominee:

(i) is, or has been within the past ten years, a director or executive officer of any company (including New Gold) that, while the Nominee was acting in that capacity, or within a year of the Nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(ii) has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee; or

(iii) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

 

Mr. Gowans was a director of Gedex Systems Inc. ("**Gedex**"), a company based in Mississauga, Ontario, until November 2018. On August 9, 2019, Gedex filed a notice of application in the Ontario Superior Court of Justice (the "**Court**") under the *Companies' Creditors Arrangement Act* ("**CCAA**") requesting an order approving a sale and investor solicitation process ("**SISP**") in respect of the property, assets and undertakings of Gedex. The notice of application also sought an order appointing Zeifman Partners Inc. ("**Zeifman**") as monitor in the proceedings (in such capacity, the "**Monitor**"). On August 12, 2019, the Court made an order authorizing and approving, among other things, the commencement of the SISP and a stay of proceedings until September 11, 2019. On the same date, the Court made an additional order granting Gedex protection from its creditors pursuant to section 58 of the CCAA and appointing Zeifman as the Monitor of Gedex. On August 28, 2019, the first report of the Monitor was issued and, on September 3, 2019, the Court issued a further order granting, among other things, an extension of the stay period until December 10, 2019. On December 5, 2019, the Court certified that all matters to be attended to in connection with these CCAA proceedings have been completed and Zeifman filed its discharge notice on December 23, 2019, terminating the CCAA proceedings.

Additional Information Regarding the Board

For additional information regarding the Board, including compensation and corporate governance practices, see "*Statement of Director Compensation*" and "*Corporate Governance Practices*".

3.   APPOINTMENT OF AUDITOR

Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution to appoint Deloitte LLP as auditor of New Gold to hold office until the close of the next annual meeting of shareholders of New Gold. It is also proposed that shareholders authorize the directors to fix the remuneration to be paid to the auditor. Deloitte LLP has been the auditor of New Gold (or its predecessors) since 2007. Additional information with respect to the Company's auditor, including audit fees, can be found in New Gold's latest Annual Information Form ("**AIF**") available at www.sedar.com.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of Deloitte LLP as auditor of New Gold until the close of the next annual meeting of shareholders of New Gold and to authorize the directors to fix its remuneration.

4.   SAY ON PAY ADVISORY VOTE

The Board has adopted a policy that provides for an annual advisory shareholder vote on executive compensation, known as "Say on Pay". The Say on Pay Policy is designed to enhance accountability for the Board's compensation decisions by giving shareholders a formal opportunity to provide their views on the Board's approach to executive compensation through an annual non-binding advisory vote. The Company will disclose the results of the vote as part of its report on voting results for each annual general meeting. The results will not be binding; the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to modify the level and nature of their engagement with New Gold's shareholders.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

 

If the advisory resolution is not approved by a significant majority of the votes cast at an annual meeting, the Board will consult with shareholders (particularly those who are known to have voted against the resolution) in order to understand their concerns, and it will review New Gold's approach to compensation in the context of those concerns. Results from the Board's review will be discussed in New Gold's management information circular for the following year.

Shareholders are encouraged to review and consider the detailed information regarding New Gold's approach to executive compensation under the heading "*Statement of Executive Compensation*" on page 27.

At the Meeting, shareholders will be asked to consider the following non-binding advisory resolution on the acceptance of New Gold's approach to executive compensation, known as "Say on Pay". The resolution conforms to the form of resolution recommended by the Canadian Coalition for Good Governance. Shareholders may vote for or against the following resolution:

"BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept the Board's approach to executive compensation disclosed under the section entitled "*Statement of Executive Compensation*" in the Management Information Circular of the Company dated March 18, 2022 delivered in advance of the Meeting."

The Board and management recommend the adoption of the Say on Pay advisory resolution. Shareholders who vote against the resolution are encouraged to contact the Board using the contact information provided under the heading "*Corporate Governance Practices – Shareholder Communication and Engagement*" on page 84.

Unless directed otherwise in the form of proxy, the persons named in the accompanying proxy intend to vote FOR the Say on Pay advisory resolution.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

 

GOVERNANCE AT A GLANCE

	What We Do
✓	<u>Cap Incentives:</u> Both Short-Term Incentives and PSUs are capped at 200% of target.
✓	<u>Comprehensive Board Renewal Process:</u> The Board has several processes to improve its effectiveness, including: 1) guidelines for retirement age and term limits; 2) an annual Board and director evaluation process; and 3) a regular review of director skills and committee composition.
✓	<u>Sustainability Strategy:</u> Developed a Sustainability Strategy comprised of four focus areas: Indigenous Peoples, Tailings Management, Water and Climate, which informs New Gold's approach to Environmental, Social and Governance ("**ESG**") initiatives (see page 67).
✓	<u>Impose a Double Trigger:</u> Executive employment agreements include severance provisions that require a double trigger in the event of a Change of Control (see page 58).
✓	<u>Maintain a Clawback Policy:</u> Incentive awards made to executive officers are subject to repayment in the event of either a restatement of financial statements or if performance targets achieved through misconduct.
✓	<u>Pay for Performance</u>: A large portion of target executive compensation is at-risk (short-term incentives and long-term incentives); 79% for the Chief Executive Officer and over 60% for the other NEOs (as defined below).
✓	<u>Promote Diversity:</u> The Board has a written Diversity Policy. Women represent 33% of director Nominees this year (three of nine directors), above average among our peer group.
✓	<u>Require Share Ownership:</u> Directors and NEOs are required to own equity in New Gold (Shares, deferred share units ("**DSUs**"), RSUs and PSUs) based on multiples of annual retainers and base salaries.
	What We Don't Do
✘	<u>Allow Board Interlocks:</u> Directors may not serve together on any other public company boards unless there are exceptional circumstances that are reviewed by the CGNC and approved by the Board.
✘	<u>Automatic Salary Increases:</u> While base salaries are reviewed annually, increases are not guaranteed and executives have no expectation of changes to base salary after each review.
✘	<u>Compare to Much Larger Companies:</u> New Gold's peer group is made up of companies of similar size (primarily between 0.5x and 2x New Gold's revenue and assets).
✘	<u>Guarantee Minimum PSU Vesting:</u> New Gold's PSU plan has no guaranteed vesting. If New Gold's performance is below the threshold performance level, no PSUs will vest.
✘	<u>Overemphasize Stock Options:</u> New Gold does not grant excessive amounts of Options to executive officers. Options represent only 25% of the equity-based compensation of officers.
✘	<u>Provide Excessive Benefits and Perquisites:</u> New Gold does not provide excessive benefit and retirement plans, car allowances or perquisite spending accounts to executive officers.

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STATEMENT OF EXECUTIVE COMPENSATION

Dear Shareholders:

The Human Resources and Compensation Committee (the "HRCC") believes that executive pay should reflect performance. This is fundamental in aligning the interests of executives, shareholders and other stakeholders. 2021 was a year of challenges for New Gold's operations. There were also accomplishments. Both are reflected in executive compensation this year.

Both the New Afton Mine and Rainy River Mine experienced operational challenges in 2021. The year began with a fatality at the New Afton Mine. Permitting delays slowed development of the B3 zone at New Afton, impacting project development and the production schedule. The Rainy River Mine experienced negative deviation to expected grade in the East Lobe area. This led to the Company issuing revised guidance in September. These challenges impacted shareholders as they contributed to a decline in New Gold's share price during the year and underperformance compared to the S&P/TSX Global Gold Index.

Despite these challenges, there were accomplishments as well. Both operations produced free cash flow. In addition, a new economic study of the underground potential of the Rainy River Mine supported the conversion of approximately 569,000 gold ounces of underground Mineral Resources to Mineral Reserves. These two developments show a stronger future for this operation. The Company also sold its gold stream on the Blackwater Project for US$300 million in December. These events have led to the Company being in a better financial position than it has been in several years.

The Company scorecard result of 70% reflects these challenges and accomplishments as well, just as they have been reflected in the Company's share price, which decreased by 33% in 2021. This emphasizes the connection between pay and performance and it is reinforced by the compensation decisions the HRCC has taken together with management. The HRCC has also implemented changes to New Gold's approach to executive compensation for 2022, discussed in this Circular, to further align executive compensation with operational execution. The HRCC believes this will better incentivize New Gold's executive team to deliver long-term value for shareholders.

We appreciate shareholder input, and the Company is committed to engaging regularly with our shareholders. Shareholders again have the opportunity to have their say on executive compensation at the 2022 annual meeting. We hold this advisory vote every year to receive ongoing shareholder feedback on this important matter. Last year 91.46% of votes cast were in favour of New Gold's approach to executive compensation. We encourage you to read the compensation discussion and analysis in this Circular before you vote your shares, and we look forward to hosting you online at this year's virtual meeting and receiving your feedback.



Peggy Mulligan
Chair, Human Resources and Compensation Committee

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Compensation Philosophy, Objectives and Principles

New Gold is a Canadian-focused intermediate gold mining company with two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. New Gold is continually working to maximize shareholder value through diversified production, maintaining an attractive risk profile and enhancing growth potential in a safe, and environmentally and socially responsible manner.

New Gold's compensation philosophy and objectives are designed to support its business strategy and reflect its status as an intermediate Canadian gold producer. New Gold seeks to reward performance through short-term and long-term incentives, and to create alignment with its strategy, mission and values.

The objectives of New Gold's executive compensation program are to:

- Attract and retain talent (through its total rewards and professional development);
- Motivate and reward for individual, corporate and functional/site performance (through its incentive programs); and
- Align senior management with shareholder interests in long-term value creation (through its equity-based compensation).

New Gold's compensation philosophy is supported by the following principles:

- **Canadian Focused:** Compensation reflects New Gold's Canadian focus by comparing against a primarily Canadian peer group.
- **Market Competitive:** Compensation must attract, retain and motivate employees while aligning with New Gold's strategy and values to drive the desired performance.
- **Adaptive:** Compensation reflects the cyclical nature of the gold mining industry and is adaptable to changes in circumstances and best practices.
- **Performance Based:** Compensation programs promote a culture of accountability at both the corporate and mine site level, and thus place an emphasis on variable pay at the senior management level.
- **Mindful of Stakeholders:** Compensation and governance practices are transparent and strive to balance responsibility, profitability and sustainability.

The Board, the HRCC and management use this philosophy to guide compensation decision making.

Composition and Role of the Human Resources and Compensation Committee

The HRCC is comprised of Peggy Mulligan (Chair), Nick Chirekos and Tom McCulley, each of whom is an independent director. Collectively, the HRCC members have extensive compensation-related experience in extractive industries both as senior executives and as members of the boards of directors and committees of other public and private corporations:

- Ms. Mulligan is Chair of the HRCC. She is also a director of Canadian Western Bank. She was previously Chair of the Nominating, Governance, Human Resources and Compensation Committee at Ontario Power Generation. She was previously also the Executive Vice President and Chief Financial Officer of Biovail Corporation. Ms. Mulligan was the Senior Vice President, Audit and Chief Inspector and then the Executive Vice President,

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Systems and Operations of The Bank of Nova Scotia. She has also held executive positions with other companies, including Linamar Corporation and the Bank of Nova Scotia.

- Mr. Chirekos is also a director of Peabody Energy Corporation. He served in various executive roles at J.P. Morgan Securities Inc., including Managing Director, North American Head of Mining and Global Head of Mining and Metals.

- Mr. McCulley is currently the Chief Executive Officer of Anglo American's Quellaveco Project and Senior Vice President of Projects for Anglo American plc. Mr. McCulley has also held executive roles with Newmont Mining Corporation.

In their management and governance experience, the HRCC members have been involved in executive compensation decision making and human resources policy and practice issues relevant to the HRCC's business. The HRCC members draw on this relevant governance and compensation-related expertise to review the Company's executive compensation policies and practices. The Board is confident that the collective experience of the HRCC members ensures that the HRCC has the knowledge and experience to execute its mandate effectively and to make executive compensation decisions in the best interests of the Company.

The role of the HRCC is to assist the Board in approving and monitoring the Company's guidelines and practices with respect to compensation and benefits, as well as administering the Company's equity-based compensation plans. The HRCC's responsibilities include, among other things:

- ensuring that the Company has programs to attract, motivate and retain executive officers of the highest calibre;
- reviewing corporate goals and objectives relevant to the compensation of executive officers and making recommendations to the Board regarding such goals and objectives;
- recommending to the Board the annual salary, incentive and other compensation of executive officers based on performance against the goals and objectives approved by the Board;
- reviewing succession plans for the Company's executive officers and reporting to the Board on succession planning; and
- establishing a clear and concise compensation philosophy for the Company.

The HRCC also performs the annual performance review for the President and Chief Executive Officer and provides its recommendations to the Board for approval. The President and Chief Executive Officer performs the annual performance review for other executive officers and provides recommendations for the HRCC and Board to review and approve.

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30

Peer Group

It is the Company's intention to provide total direct compensation packages to its executive officers that are competitive with those of its industry peers in order to ensure its executive officers are appropriately rewarded and retained. To assess the competitiveness of New Gold's executive compensation packages and practices, the HRCC compares the Company to a peer group of similar companies in the mining industry.

The 2021 peer group consists of the thirteen companies listed below (the "**Peer Group**"). The Peer Group was selected based on the criteria shown to the right, applicable to each Peer Group company. To ensure meaningful and reasonable comparisons, the majority of companies in the Peer Group have an asset value and revenue between 0.5x to 2x to those of New Gold. The 2020 peer group included Alamos Gold Inc., B2Gold Corp., Centerra Gold Inc., Coeur Mining, Inc., Dundee Precious Metals Inc., Eldorado Gold Corporation, Equinox Gold Corp., First Majestic Silver Corp., Hecla Mining Company, IAMGOLD Corporation, OceanaGold Corporation, Pan American Silver Corp., Pretium Resources Inc., SSR Mining Inc., Torex Gold Resources Inc. and Wesdome Gold Mines Ltd. In 2021, Argonaut Gold Inc. and HudBay Minerals Inc. were added to the Peer Group. B2Gold Corp., Dundee Precious Metals Inc., Pan American Silver Corp., Pretium Resources Inc. and OceanaGold Corporation have been removed from the Peer Group. B2Gold Corp., Pan American Silver Corp. and Dundee Precious Metals Inc. were removed due to size. B2Gold Corp.'s and Pan American Silver Corp.'s assets and revenue are much larger than New Gold, and the volume of Dundee Precious Metals Inc.'s assets is much lower than New Gold. OceanaGold Corporation, an Australian company, was removed to prioritize Canadian companies in line with the compensation philosophy. Pretium Resources Inc. was removed as it was in the process of being acquired.

Mining company	
Comparable asset value	Comparable revenue

Below is New Gold's updated Peer Group:

Alamos Gold Inc.	Equinox Gold Corp.	SSR Mining Inc.
Argonaut Gold	First Majestic Silver Corp.	Torex Gold Resources Inc.
Centerra Gold Inc.	Hecla Mining Company	Wesdome Gold Mines Ltd.
Coeur Mining, Inc.	HudBay Minerals Inc.	
Eldorado Gold Corporation	IAMGOLD Corporation	

The relative size of the companies comprising the Peer Group is similar to New Gold. Below is a comparison of New Gold to the Peer Group. New Gold is positioned very close to the median for assets and very close to P25 for revenue.

2021 Peer Group Companies	Assets (US$)[1]	Revenue (US$)[1]
75th Percentile	4,316	1,205
50th Percentile (Median)	2,674	905
25th Percentile	1,674	811
New Gold	2,270	742
New Gold Positioning	P40	P23

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(1)   All data sourced from S&P Capital IQ as of February 2022; assets reflect the most recent quarterly disclosures and revenues reflect a trailing four quarter value. All data shown in USD currency in millions.

The HRCC used Peer Group compensation for comparable roles as a consideration in reviewing and recommending short-term and long-term incentive compensation for executives for 2021 as well as base salary and incentive targets for 2022. The 2020 peer group was used in determining base salary and incentive targets for 2021. While the HRCC considers peer groups in its executive compensation decision making, it does not explicitly target a fixed relative positioning.

Compensation Consultants

Independent compensation consultants assist New Gold by providing information on the executive compensation packages and practices of both Peer Group companies and the broader market, as well as providing analysis of general trends and practices in executive compensation.

In 2021, Hugessen Consulting ("**Hugessen**") was retained to provide assistance to the Board and HRCC, including support with developing an updated Peer Group, executive compensation benchmarking, incentive design review and support with making adjustments to short-term and long-term incentives for 2022, and support in 2021 year-end executive compensation decision making. In 2020, Meridian Compensation Partners ("**Meridian**") assessed and recommended the 2020 peer group and provided a report on executive compensation, benchmarking the Company's practices against such peer group and market trends, as well as provided a market analysis of director compensation. Fees paid to Hugessen and Meridian for these compensation-related services are set out in the table below.

Consultant	Year	Fees for executive and director compensation related services ($)	Fees for all other services ($)
Hugessen	2021	95,303	-
Meridian	2020	36,470	-

Compensation Risk Management and Mitigation

The HRCC considers the implications and risks of the Company's executive compensation program in making its compensation recommendations to the Board and in carrying out its responsibilities generally. When a significant change in the design of the executive compensation program is contemplated, the HRCC engages independent compensation consultants to review the executive compensation policies and practices and identify areas of potential risk. In particular, the HRCC wishes to ensure that executives are not incentivized to take inappropriate or excessive risks.

The HRCC has not identified any risks in the Company's existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

Some of the risk-mitigating features of New Gold's executive compensation program are set out below.

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Balanced Compensation Mix

Executive compensation packages are designed to balance fixed and variable compensation as well as short and long-term incentives. This mix rewards both short-term and long-term performance, while providing a fixed base compensation through salary, which helps to mitigate the risk of encouraging short-term goals at the expense of long-term sustainability and creating shareholder value.

Board and Human Resources and Compensation Committee Discretion

The HRCC and the Board work with the President and Chief Executive Officer to assess performance relative to the Company Scorecard (disclosed on page 42), as well as assessing the performance of the Company's officers when considering short-term and long-term incentives. In assessing performance, they consider how the Company met its goals during the year as well as any additional value-enhancing results and achievements, and share price performance during the year. Taking such factors into account, the HRCC and the Board may adjust awards upwards or downwards to ensure better alignment of executive compensation with Company performance and the experience of shareholders and other stakeholders.

Say on Pay Policy

The Company has adopted a Say on Pay Policy that requires it to have a non-binding advisory vote at each year's annual meeting to give shareholders an opportunity to provide their views on New Gold's approach to executive compensation. At the Company's last annual meeting of shareholders on May 4, 2021, 91.46% of votes cast voted in favour of the Say on Pay advisory resolution and 8.54% voted against.

Anti-Hedging Policy for Directors and Executive Officers

The Company has adopted a formal policy that prohibits executive officers and directors from purchasing financial instruments that are designed to hedge or offset a decrease in the market value of Shares or other securities of the Company held by the executive officer or director.

Executive Compensation Clawback Policy

The Company has adopted an Executive Compensation Clawback Policy which allows the Board to require reimbursement of excess cash-based incentives and equity-based compensation paid or granted to executive officers in circumstances where either: (i) (a) the Company is required to restate its financial statements, or (b) incentive awards were awarded based on the achievement of performance targets through wrongful conduct (i.e., fraud, gross negligence or intentional misconduct); and (ii) the incentive award paid to the executive would have been lower absent the wrongful conduct.

Officer Equity Ownership Guidelines

The Company has approved equity ownership guidelines that are applicable to all executive officers (the "**Equity Ownership Guidelines**"). The Equity Ownership Guidelines align the interests of all executive officers with those of shareholders by mandating a minimum value of New Gold equity that officers must hold.

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Executive Class	Equity Ownership Requirement
Chief Executive Officer	3 times Base Salary
Executive Vice-Presidents	1.5 times Base Salary
Senior Vice President and Vice-Presidents	1 times Base Salary

For the purposes of the Equity Ownership Guidelines, Shares and RSUs are valued at the higher of (1) current "**Market Price**" (defined as the volume weighted average price of the five days prior to the date of measurement) and (2) acquisition or the closing price on the day of grant. PSUs are valued at 50% of the higher of (1) current Market Price and (2) closing price on the day of grant. Options do not count towards the requirement. Officers have five years from the date on which they became an officer to satisfy these guidelines. The table below applies the Equity Ownership Guidelines to the NEOs on March 4, 2022 using the base salaries for the NEOs for 2022 being $725,000 for Mr. Adams, $500,000 for Mr. Chausse, $427,500 for Mr. Vinet, $430,000 for Mr. Shah and $375,000 for Mr. Keating and using the Market Price on March 4, 2022.

Name and Position	Number of Shares Held	Number of RSUs Held	Number of PSUs Held	Total Value of Shares, RSUs & PSUs[1]	Multiple of Base Salary[1]	Requirement & Date to Meet
Renaud Adams President and Chief Executive Officer	937,348	543,002	1,904,469	$5,385,592[2]	7.4x	3x Meets requirement
Robert Chausse Executive Vice President and Chief Financial Officer	603,803	230,495	791,098	$2,742,304	5.5x	1.5x Meets requirement
Eric Vinet Senior Vice President, Operations	19,103	136,086	454,265	$833,461	1.9x	1x Meets requirement
Ankit Shah Vice President, Strategy and Business Development	33,361	120,820	354,805	$725,703	1.7x	1x Meets requirement
Sean Keating Vice President, General Counsel and Corporate Secretary	25,003	96,338	295,401	$589,454	1.6x	1x Meets requirement

(1) *Calculated using 50% of the number of PSUs and the current market value using the five-day volume weighted average trading price of New Gold's Shares on the TSX for the five trading days prior to March 4, 2022 of $2.18.*

(2) *Equal to the sum of the current market value of the Shares held ($2,125,977), PSUs held ($2,075,871) and RSUs held ($1,183,744), each valued as described in the explanation prior to the table and using the five-day volume weighted average trading price of New Gold's Shares on the TSX for the five trading days prior March 4, 2022 of $2.18.*

For the terms of the Equity Ownership Guidelines applicable to non-executive directors, see "*Statement of Director Compensation – Director Compensation Table – Director Equity Ownership Guidelines*" on page 64.

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Succession Planning for Executive Officers

The Company has a formal succession planning process for its executive officers. As part of this process, the HRCC conducts an annual review of the succession plan for the Company's key executive officers and reports to the Board on succession planning. The Board, working with the HRCC, is responsible for identifying and evaluating any potential successor to the Chief Executive Officer. The HRCC most recently reviewed the succession plans for the Company's key executive officers on August 9, 2021. As part of its review process, the HRCC considered potential successors and evaluated the readiness of such potential successors to assume the relevant position.

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

The compensation for New Gold's President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and three next most highly paid executives (collectively, the "**NEOs**" and each an "**NEO**") is presented on the following pages. Each page also includes a description of the NEO's role and responsibilities at New Gold, as well as details of their key results for 2021. For additional details regarding the compensation paid to NEOs, including how the figures were calculated, refer to the Summary Compensation Table on page 55.

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35





RENAUD ADAMS

President and Chief Executive Officer

Mr. Adams has over 25 years of experience in the mining industry, including senior leadership roles at Richmont Mines Inc. from 2014 to 2017 and at Primero Mining Corporation. Prior to that, Mr. Adams held various senior operational roles at mining operations located in the Americas.

As President and Chief Executive Officer, Mr. Adams is responsible for leadership and overall management of the Company, including developing and executing current and long-term objectives, delivering strong results, fostering a high performance culture consistent with New Gold's values, and acting as a key corporate representative in dealing with stakeholder groups.

Key 2021 Results

- **Oversaw operations meeting adjusted 2021 production guidance and generating free cash flow at both mines**
- **Oversaw continued development of the B3/C-Zone project at New Afton**
- **Maintained open and effective communication with the Company's stakeholders**
- **Oversaw implementation of New Gold's Sustainability Strategy and increased ESG related disclosure**

- **Individual Performance Rating: 90%**

Elements of Direct Compensation

- Mr. Adams' annual performance-based awards for 2021 were based 80% on corporate performance and 20% on personal performance.
- Mr. Adams' 2021 short-term and long-term incentive awards were 93% and 225% of his salary, respectively.



Direct Compensation	2021	2020	2019
Fixed compensation			
Salary	$700,000	$650,000	$600,000
Variable compensation			
Short-term incentives	$647,500	$1,040,000	$636,000
Long-term incentives			
Stock Option award	$393,750	$650,000	$506,250
PSU award	$787,500	$1,300,000	$1,012,500
RSU award	$393,750	$650,000	$506,250
Total direct compensation	**$2,922,500**	**$4,290,000**	**$3,261,000**

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ROBERT CHAUSSE

Executive Vice President and Chief Financial Officer

Mr. Chausse has an extensive background of more than 25 years of international finance and mining experience. Mr. Chausse has held the CFO position at Richmont Mines Inc., Stornoway Diamonds and AuRico Gold, in addition to senior positions in finance at Kinross Gold, Baffinland Iron Mines Corporation and Barrick Gold. Mr. Chausse received his Chartered Accountant designation in 1990.

At New Gold, Mr. Chausse is responsible for financial reporting, taxation, finance, treasury, metals marketing and financial risk management. Mr. Chausse is a key representative with New Gold's bank syndicate and bondholders.

Key 2021 Results

- **Led the finance group in maintaining a disciplined financial control environment**
- **Led extension and expansion of New Gold's US$400 million credit facility to 2025**
- **Oversaw New Gold's enterprise risk management and capital management systems**
- **Managed overall liquidity**

- **Individual Performance Rating: 110%**

Elements of Direct Compensation

- Mr. Chausse's annual performance-based awards for 2021 were based 70% on corporate performance and 30% on personal performance.
- Mr. Chausse's 2021 short-term and long-term incentive awards were 74% and 165% of his salary, respectively.



Short Term Compensation
- Salary
- Short-Term Incentive

Long-Term Equity-Based Compensation
- Stock Option Award
- PSU Award
- RSU Award

Direct Compensation	2021	2020	2019
Fixed compensation			
Salary	$460,000	$446,250	$425,000
Variable compensation			
Short-term incentives	$339,480	$518,096	$403,538
Long-term incentives			
Stock Option award	$189,750	$251,016	$207,188
PSU award	$379,500	$502,031	$414,375
RSU award	$189,750	$251,016	$207,188
Total direct compensation	**$1,558,480**	**$1,968,409**	**$1,657,288**

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ERIC VINET

Senior Vice President, Operations

Mr. Vinet has over 30 years of experience in the mining industry and brings with him a wealth of knowledge in numerous areas of mining production, including with various types of deposits: precious metals (gold, silver), base metals (copper, zinc, nickel), as well as with both underground and open pit mining operations. Mr. Vinet has been involved at various stages of mine construction and optimization, general site layout, and water and tailings facilities.

At New Gold, as Senior Vice President, Operations Mr. Vinet is responsible for mining operations and the corporate technical services group.

Key 2021 Results

- **Led operations to meet revised production and cost guidance and generate free cash flow at both mines**
- **Oversaw new study of the Rainy River Mine underground that converted approximately 569,000 underground gold ounces from Mineral Resources to Mineral Reserves**
- **Oversaw capital execution at Rainy River and New Afton**
- **Oversaw exploration programs at Rainy River and New Afton**

- **Individual Performance Rating: 90%**

Elements of Direct Compensation

- Mr. Vinet's annual performance-based awards for 2021 were based 60% on corporate performance and 40% on personal performance.
- Mr. Vinet's 2021 short-term and long-term incentive awards were 55% and 113% of his salary, respectively.





Short Term Compensation
- Salary
- Short-Term Incentive

Long-Term Equity-Based Compensation
- Stock Option Award
- PSU Award
- RSU Award

Direct Compensation	2021[1]	2020[2]	2019[3]
Fixed compensation			
Salary	$415,000	$363,454	$334,848
Variable compensation			
Short-term incentives	$226,590	$266,705	$185,300
Long-term incentives			
Stock Option award	$116,719	$152,527	$185,500
PSU award	$233,438	$305,055	$296,000
RSU award	$116,719	$152,527	$110,500
Total direct compensation	**$1,108,465**	**$1,240,268**	**$1,112,148**

(1)   *Due to rounding, some totals may not equal the sum of the separate figures.*

(2)   *Mr. Vinet was promoted to Senior Vice President, Operations effective October 19, 2020. For 2020, the salary indicated is a pro-rated amount of his current and prior role. Mr. Vinet's full year 2020 base salary following his promotion was $415,000.*

(3)   *Mr. Vinet was appointed Vice President, Technical Services effective January 7, 2019. For 2019, the salary indicated is a pro-rated amount. Mr. Vinet's 2019 full-year base salary was $340,000. Effective August 1, 2019, Mr. Vinet was temporarily appointed Vice President, General Manager, Rainy River. In connection with his appointment to that role, Mr. Vinet received 47,170 PSUs and 92,593 Options.*

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ANKIT SHAH

Vice President, Strategy and Business Development

Mr. Shah is a mining finance executive with 15 years of experience in strategy, corporate development, capital allocation, and investor relations, primarily within the mining industry. Mr. Shah joined the Company in 2010 with the primary focus of working with the corporate development and investor relations teams. Since that time, he has taken on progressively more responsibility for many facets of the business, including working with both the operations and exploration groups of the Company.

At New Gold, Mr. Shah is responsible for the Company's strategy and business development activities, which includes identifying, evaluating and advancing growth opportunities and investor relations.

Key 2021 Results

- **Led the sale of the Blackwater Project gold stream to Wheaton Precious Metals Corp. for US$300 million**
- **Led investments in minority positions in exploration-stage companies**
- **Assessed strategic opportunities for the Company in line with strategic goals**
- **Maintained corporate and banking relationships to facilitate strategic transactions**
- **Enhanced capital markets and investor relations strategy and further strengthened external relationships**

- **Individual Performance Rating: 130%**

Elements of Direct Compensation

- Mr. Shah's annual performance-based awards for 2021 were based 50% on corporate performance and 50% on personal performance.
- Mr. Shah's 2021 short-term and long-term incentive awards were 60% and 163% of his salary, respectively.





Short Term Compensation
- Salary
- Short-Term Incentive

Long-Term Equity-Based Compensation
- Stock Option Award
- PSU Award
- RSU Award

Direct Compensation	2021[1]	2020	2019[2]
Fixed compensation			
Salary	$350,000	$300,000	$246,917
Variable compensation			
Short-term incentives	$210,000	$202,500	$133,193
Long-term incentives			
Stock Option award	$142,188	$112,500	$63,900
PSU award	$284,375	$225,000	$127,800
RSU award	$142,188	$112,500	$63,900
Total direct compensation	**$1,128,750**	**$952,500**	**$635,710**

(1)   *Due to rounding, some totals may not equal the sum of the separate figures.*

(2)   *Mr. Shah was promoted to Vice President, Strategy and Business Development effective September 9, 2019. For 2019, the salary indicated is a pro-rated amount of his current and prior role. Mr. Shah's full year 2019 base salary following his promotion was $300,000.*

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SEAN KEATING

Vice President, General Counsel and Corporate Secretary

Mr. Keating has over 15 years of experience in corporate and securities law and mergers and acquisitions, primarily in the mining industry. Mr. Keating joined New Gold in 2016 and was appointed Vice President, General Counsel and Corporate Secretary in November 2019. Prior to joining New Gold, Mr. Keating was corporate counsel to Barrick Gold Corporation and practiced law at Torys LLP. Mr. Keating holds a J.D. and M.B.A. from the University of Toronto.

At New Gold, Mr. Keating is responsible for the legal and corporate governance functions of the Company.

Key 2021 Results

- **Led the legal group in managing New Gold's legal risks**
- **Played key role in the sale of the Blackwater Project gold stream to Wheaton Precious Metals Corp. for US$300 million**
- **Played key role in extension and expansion of New Gold's US$400 million credit facility to 2025**
- **Played key role in negotiation of a new Cooperation Agreement with First Nations at New Afton**

- **Individual Performance Rating: 120%**

Elements of Direct Compensation

- Mr. Keating's annual performance-based awards for 2021 were based 50% on corporate performance and 50% on personal performance.
- Mr. Keating's 2021 short-term and long-term incentive awards were 48% and 120% of his salary, respectively.





Short Term Compensation

■ Salary

■ Short-Term Incentive

Long-Term Equity-Based Compensation

■ Stock Option Award

■ PSU Award

■ RSU Award

Direct Compensation	2021	2020	2019[1]
Fixed compensation			
Salary	$330,000	$320,000	$261,913
Variable compensation			
Short-term incentives	$156,750	$200,000	$130,200
Long-term incentives			
Stock Option award	$99,000	$104,000	$57,500
PSU award	$198,000	$208,000	$115,000
RSU award	$99,000	$104,000	$57,500
Total direct compensation	**$882,750**	**$936,000**	**$622,113**

(1)   Mr. Keating was promoted to Vice President, General Counsel and Corporate Secretary effective November 5, 2019. For 2019, the salary indicated is a pro-rated amount of his current and prior role. Mr. Keating's full year 2019 base salary following his promotion was $320,000.

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Components of NEO Compensation

Compensation of the NEOs for the year ended December 31, 2021 included base salary, short-term incentives, long-term incentives, consisting of Options, PSUs and RSUs, and other compensation such as retirement and health benefits. New Gold believes that all of these components of compensation fit into New Gold's overall compensation objectives to attract and retain talented executives, reward individual and corporate performance, and align executive compensation with shareholder interests.

Base Salary

Base salary is a fixed component of pay that compensates NEOs for fulfilling their roles and responsibilities and aids in the attraction and retention of talented executives. To continue to attract, motivate and retain qualified and experienced executives, base salaries are reviewed annually and, if appropriate, adjusted to ensure they are generally at the median of the Company's Peer Group. Below are the annualized base salaries of NEOs for 2021.

Name	Base Salary 2021
Renaud Adams	$700,000
Robert Chausse	$460,000
Eric Vinet	$415,000
Ankit Shah	$350,000
Sean Keating	$330,000

Short-Term Incentives

The short-term incentive plan is an annual variable component of cash compensation. It is designed to reward NEOs for individual and corporate performance that maximizes the operating, sustainability and financial success of the Company. Incentives are paid at the discretion of the Board. Target incentive amounts are established at a level designed to ensure that cash compensation for NEOs is competitive with that offered by the Peer Group. Targets are set as a percentage of base salary.

Short-term incentives for NEOs are determined based on a number of factors, including the performance of both the Company and the individual NEO against Company and individual performance factors, with the relative weighting between corporate and personal accomplishments reflecting the NEO's position and ability to directly impact corporate performance. Incentives are weighted based on company performance and individual performance and vary by level. Below are the target percentages and weightings for the NEOs:

Name	STI Target Award as % of Base Salary	Performance Weightings	
		Company	Individual
Renaud Adams	125%	80%	20%
Robert Chausse	90%	70%	30%
Eric Vinet	70%	60%	40%
Ankit Shah	60%	50%	50%
Sean Keating	50%	50%	50%

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Below is New Gold's short-term incentive performance review process:



1) Early each year, on the recommendation of the HRCC, the Board approves a scorecard of performance factors (the "**Company Scorecard**") to assess annual Company performance, including measures of health and safety, environmental and sustainability performance, capital execution, operational execution and measures of corporate performance related to the Company's financial position and share price performance. The Board also approves a weighting for each factor in the Company Scorecard, expressed as a percentage amount with the total target "Company performance rating" equal to 100%. Most targets can be measured quantitatively while some measure qualitative factors that the HRCC believes are important to Company performance. Qualitative performance goals are assessed by the HRCC at the end of the year in discussion with the President and Chief Executive Officer. For each factor in the Company Scorecard, a target is defined, as well as a threshold and a stretch target. If performance is below the threshold, a score of zero is assigned to the factor. If the target is achieved, a score of 100% is assigned to the factor. If the stretch target is met or exceeded, a score of 200% is assigned to the factor. Performance between the threshold and target, and between target and the stretch target, is interpolated to score the factor between zero and 200%.

2) In January of the following year, the HRCC reviews Company performance against the Company Scorecard, and also considers other relevant events and circumstances, to establish an overall Company Scorecard total score to be the Company performance rating. The Company Scorecard total score is the sum of the scores for all performance factors (weighted as described in the Company Scorecard) and can therefore be more or less than 100%. The HRCC recommends the Company Scorecard total score to the Board for approval.

3) At the end of the year, each NEO's individual performance is reviewed. The HRCC reviews the President and Chief Executive Officer's performance and assesses an individual score based on professional growth, leadership in advancing the Company's objectives, interaction with stakeholders (including the Board), overall leadership style as well as other relevant factors to determine a performance rating. Individual performance for other NEOs is assessed by the President and Chief Executive Officer and reviewed and approved by the Board.

4) Once proposed short-term incentives have been calculated based on the Company Scorecard and individual performance, the HRCC reviews the total direct compensation of the NEOs and other officers. The HRCC may also consider other relevant factors, including compensation benchmarking, share price performance and extraordinary events and transactions, and determines if any adjustment to any component of compensation is

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appropriate. If so, the HRCC gives directions to enable management to prepare a revised executive compensation proposal or exercises its discretion to adjust proposed compensation upwards or downwards depending on the relevant factors. The HRCC then provides feedback and further guidance as necessary to refine the proposed compensation until a final version is approved by the HRCC and recommended to the Board for approval.

Company Scorecard in 2021

The 2021 Company Scorecard is set out below. In developing the Company Scorecard each year, the HRCC and management consider the value of annual consistent performance factors as well as the value of new performance factors that reflect evolving Company objectives. The differences between the 2020 Company Scorecard and the 2021 Company Scorecard are as follows:

- One performance factor on the 2020 Company Scorecard was not included on the 2021 Company Scorecard, the factor with respect to balance sheet and debt restructuring. This performance factor was connected to the Company's 2020 objective of improving the Company's debt position, which was a focus addressed in 2020 through actions including the Ontario Teachers' Pension Plan deal at New Afton, the sale of the Blackwater Project, the redemption of the 2022 senior notes through the issuance of 2027 senior notes and the redemption of $200 million of 2025 senior notes. Replacing this performance factor on the 2021 Company Scorecard were measures of liquidity and free cash flow, aimed at measuring the Company's ability to maintain and build on its improved financial position, as well as a growth performance factor. Also connected to growth, a performance factor of reserve depletion replacement was added to emphasize the importance of exploration and resource conversion at both mine sites.
- The Company also modified its approach to measuring environmental performance on the 2021 Company Scorecard, reflecting the growing emphasis on ESG and sustainability. In 2020 and prior years, environmental performance was measured by the number of incidents that were reportable to regulators. In preparing the 2021 Company Scorecard, the HRCC expanded this measurement of environmental performance to include performance under three of the Mining Association of Canada's Towards Sustainable Mining ("**TSM**") protocols related to energy use, water and tailings management. These new measures provide for a broader assessment of the Company's environmental performance and also better align with the Company's sustainability focus areas.

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43

Performance Goal	Category Weight	Overall Weight	Target	Score	Result[1]
Health, Safety & Sustainability		**25%**			**69%**
Health & Safety (Total Reportable Injury Frequency Rate)[1]	50%	12.5%	1.00	See note 1	0%
New Afton TSM Energy Use and greenhouse gas ("**GHG**") Emissions Management Protocol[2]	6.25%	1.6%	AAA	AAA & 1,000 TCO$_2$e GHG reduction	200%
Rainy River TSM Energy Use and GHG Emissions Management Protocol[2]	6.25%	1.6%	AA	AA	100%
TSM Water Stewardship Protocol[3]	12.5%	3.1%	AA	AA	100%
TSM Tailings Management Protocol[3]	12.5%	3.1%	AA	AAA	200%
TSM Indigenous and Community Relationships Protocol[3]	12.5%	3.1%	AA	AA	100%
Capital Management & Execution		**15%**			**100%**
Major Capital[4][5] ($ million)	50%	7.5%	208	205.4	110%
Capital Execution[6]	50%	7.5%	1x	0.9	90%
Operational Excellence		**35%**			**45%**
Gold Production[7] (thousand ounces)	35%	12.3%	345	287	0%
Copper Production[7] (million pounds)	15%	5.3%	61	61.7	100%
Total Cash Costs – Rainy River[4][8][13][14] ($ / oz eq. gold)	15%	5.3%	718	923	0%
Total Cash Costs – New Afton[4][8][13][14] ($ / oz eq. gold)	15%	5.3%	839	1,015	0%
Reserve Depletion Replacement[9]	20%	7.0%	100% Depletion Replacement	127%	150%
Liquidity & Growth		**25%**			**88%**
Liquidity[10] (US$ million)	30%	7.5%	526	557	130%
Free Cash Flow[13][15] (US$ million)	10%	2.5%	41	35	80%
Share Price Performance[11] (measure of relative performance)	25%	6.3%	match performance 0%	-20%	60%
Growth[12]	35%	8.8%	1x	0.7x	70%
Total					**70%**

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*(1) The fatality at the New Afton Mine on February 2, 2021 resulted in the metric being scored a zero, regardless of the Total Reportable Injury Frequency Rate ("**TRIFR**"). TRIFR is calculated by adding the total number of fatalities, lost time, medical treatment and restricted duty injury cases, multiplied by 200,000, and dividing such number by the total number of hours worked. The TRIFR target includes Cerro San Pedro ("**CSP**"), New Afton and Rainy River for the full year 2021.*

(2) New Afton Energy score is based on their TSM Protocol rating and includes a stretch goal of reducing GHG emission by 1,000 TCO_2e from 2020 levels. Rainy River Energy score is based on improving their current TSM Protocol rating.

(3) Based on TSM Protocol ratings for New Gold's two Canadian operating mines (Rainy River and New Afton).

(4) Certain financial metrics are adjusted to remove impact of actual versus budgeted foreign exchange rate and metal prices (i.e, capital expenditure, total cash costs ($/eq. oz) ($1,600 Au, $17.50 Ag, $3.00 Cu, $1.30 FX)).

(5) Major capital target is based on incurred capital in 2021 on major capital projects in $CAD. Major Capital Project is defined as stand-alone capital projects in excess of $10M USD, as per the 2021 budget. If additional major capital projects are added during the year, then the budget for these projects will be added to the total budget for capital expenditures.

(6) Assessment takes into account how capital expenditures were managed and executed.

(7) Gold production target is equal to the 2021 budget production target and copper production is equal to the 2021 guidance production target.

(8) Site total cash cost/eq oz. targets are equal to the 2021 budget targets calculated using 2021 guidance equivalent prices to calculate equivalent ounces sold.

(9) Reserve depletion replacement of approximately 120,000 gold ounces based on approximately 569,000 gold oz of underground Mineral Resources converted to Mineral Reserves at the Rainy River Mine net of total gold depletion of approximately 444,000 oz (approximately 369,000 oz at the Rainy River Mine and approximately 75,000 oz ounces at the New Afton Mine).

(10) Liquidity is calculated as cash and cash equivalents plus undrawn capacity under the Company's credit facility at December 31, 2021 and adjusted to exclude the US$300 million proceeds received from the sale of the Blackwater Project gold stream.

(11) Relative share price based on New Gold's performance relative to GDX.

(12) Assessment takes into account how New Gold achieved Growth – internally or externally, including asset net present value improvement, strategic investments in early-stage exploration opportunities, and strategic investments in operating/development companies.

(13) "Total cash costs" and "free cash flow" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company and a reconciliation to the most directly comparable measure under IFRS, please see the "Non-GAAP Financial Performance Measures" section starting on page 33 of the Company's Management's Discussion and Analysis for the year ended December 31, 2021, which is available on SEDAR at www.sedar.com, and which is incorporated by reference herein.

(14) "Total cash costs" figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.

(15) "Free cash flow" is calculated as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the Rainy River gold stream obligation and the Ontario Teachers' Pension Plan free cash flow interest.

Two performance factors in the above scorecard were subjective measures that were determined by assessment of the HRCC in discussion with the President and CEO: "Capital Execution" and "Growth". The target for each these goals was an assessed score of 1 with a potential range of scores from 0 to 2. Below is a description of the assessment of each score.

- Capital Execution was assessed a score of 0.9. The goal accounted for how capital expenditure was managed through the year. Capital project management work at the Rainy River Mine and New Afton Mine was considered, including progress and cost management of the B3 and C-Zone development at New Afton and the tailings dam raise at Rainy River.

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45

- Growth was assessed a score of 0.7. The Company's strategic investments during the year were considered. The Company made strategic investments in a number of smaller mining and development companies in 2021, including a 14.9% interest in Talisker Resources Ltd., a 9.9% interest in Angus Gold Inc. and a 14.9% interest in Harte Gold Corp., which filed for creditor protection under the *Companies' Creditors Arrangement Act* in December 2020. Also, in December 2021, the Company sold the gold stream it had held on the Artemis Gold Blackwater Project to Wheaton Precious Metals Corp. for US$300 million.

Also, while the HRCC assessed the Company's health and safety performance against the target, it applied a score of zero to this performance factor due to the fatality at the New Afton Mine in February 2021.

The Company Scorecard total of 70% was used as the Company performance rating to determine short-term incentive awards for the NEOs.

2021 Awards

The short-term incentive ("**STI**") awarded (as a percentage of Base Salary) is calculated based on the following formula:

$$STI\ Award = STI\ Target\ x\ [(A\ x\ B) + (C\ x\ D)],\ where$$

A	=	Individual Performance Rating
B	=	Individual Performance Weighting
C	=	Company Performance Rating
D	=	Company Performance Weighting

The above formula applied to the calculation of actual incentives paid to each NEO in respect of 2021 are set out in the table below. The assessment of Individual Performance Rating is described below on page 46 and key 2021 results for the following executives can be found under "*Compensation Discussion and Analysis - Named Executive Officers*" starting on page 35.

Name	STI Target (% of Base Salary)	(A) Individual Performance Rating	(B) Individual Performance Weighting	(C) Company Performance Rating	(D) Company Performance Weighting	STI Award (% of Base Salary)	STI Amount Paid ($)
Renaud Adams	125%	90%	20%	70%	80%	93%	647,500
Robert Chausse	90%	110%	30%	70%	70%	74%	339,480
Eric Vinet	70%	90%	40%	70%	60%	55%	226,590
Ankit Shah	60%	130%	50%	70%	50%	60%	210,000
Sean Keating	50%	120%	50%	70%	50%	48%	156,750

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Long-Term Incentives

Long-term incentives are an equity-based variable component of compensation, consisting of a mix of Options, PSUs and RSUs as set out in the chart below. Long-term incentives are designed to align the interests of executives with those of shareholders by tying compensation to share price performance and to assist in the retention of talented executives through long-term vesting schedules.



The HRCC believes that the mix of 25% Options, 25% RSUs and 50% PSUs best rewards corporate and individual performance while aligning the interests of executives with those of shareholders. Options reward the NEOs' success in achieving sustained, long-term profitability that increases New Gold's share price. RSUs align executive compensation with share price and serve as a retention tool, while also addressing shareholder concerns regarding share dilution, as the Company settles RSUs in cash. PSUs reward the NEOs' success in achieving comparatively better share price performance relative to the broader gold mining industry.

Long-term incentive awards were determined by multiplying the NEO's Individual Performance Rating by the NEO's LTI target, both of which are set out in the table below. Individual Performance Ratings for each NEO were determined considering the key results achieved by each NEO as set out in their profiles beginning on page 15, the contribution of these key results to the Company's strategy, objectives and results in 2021, and the NEO's overall contribution to the Company during the year. Mr. Adams assessed the Individual Performance Rating of each NEO other than himself and recommended these Individual Performance Ratings to the HRCC, which reviewed the recommended ratings in determining the NEOs' LTI awards. The HRCC assessed the Individual Performance Rating of Mr. Adams. Individual Performance Ratings were considered appropriate having regard to the disappointing results of operations, ESG performance during the year, the impact of transactions that led to the Company's strong liquidity position at year-end, and the contributions made by the NEOs to these results.

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The long-term incentive targets and actual awards as a percentage of base salary for the NEOs in 2021 are set out in the table below.

Name	LTI Target Award as % of Base Salary (A)	Individual Performance Rating (B)	LTI Amount as % of Base Salary (A x B)
Renaud Adams	250%	90%	225%
Robert Chausse	150%	110%	165%
Eric Vinet	125%	90%	113%
Ankit Shah	125%	130%	163%
Sean Keating	100%	120%	120%

Stock Options

Options are granted under New Gold's Stock Option Plan described in this Circular under "*Equity Compensation Plans – Stock Option Plan*" in Schedule A. The HRCC recommends Option awards to the Board after considering input from management. In addition to the considerations discussed above under "*Long-Term Incentives*", the HRCC considers the number of Options held by an NEO and considers the total number of Options outstanding in making decisions or recommendations for Option grants to the Board. The Board has delegated authority to the HRCC to grant individual awards of up to 100,000 Options to persons eligible to receive Options who are not officers. Option awards in excess of 100,000 Options or to officers require approval by the Board. The value of Option awards is calculated using a Black-Scholes option valuation methodology consistent with the methodology for valuing Options for New Gold's stock-based compensation expense in its financial statements.

One-third of the number of Options granted vest on the first anniversary of the grant date, one-third vest on the second anniversary and one-third vest on the third anniversary. Options expire on the fifth anniversary of the grant date. The exercise price of Options is the volume weighted average trading price of the Shares of New Gold on the TSX for the five trading days ending on the last trading day immediately before the date of grant. For more information on Options and the Company's Stock Option Plan, see "*Equity Compensation Plans*" in Schedule A.

2021 Option Awards

In February 2022, the Board approved the grant of the following Options to the NEOs in recognition of their performance in 2021 and as part of their 2021 compensation.

Name	Number of Options Granted[1]	Value of Option Award[2]
Renaud Adams	354,730	$393,750
Robert Chausse	170,946	$189,750
Eric Vinet	105,152	$116,719
Ankit Shah	128,097	$142,188
Sean Keating	89,189	$99,000

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(1)   Granted March 4, 2022 and valued as of such date. For more information on the grant, terms and valuation of these Options, refer to the Summary Compensation Table on page 55 and the notes thereto.

(2)   Option awards vest in three equal instalments on each of the first, second and third anniversaries of the date of grant.

Restricted Share Units (RSUs)

The Board considers RSUs an appropriate form of compensation for NEOs as they promote retention and align NEO compensation to the Company's share price. The corresponding reduction in Options also reduces shareholder concerns about dilution.

RSUs vest on the entitlement date or dates, as determined by the Board in its discretion. On an entitlement date, the Company makes a payment in cash equal to the five-day volume weighted average price of the Company's Shares on the TSX for the five trading days preceding the entitlement date multiplied by the number of RSUs vesting. For RSUs granted on March 4, 2022, one-third of the number of RSUs granted will vest January 1, 2023, one-third of the number of RSUs granted will vest January 1, 2024, and one-third of the number of RSUs granted will vest December 15, 2024. A full description of the terms of the RSUs and the Long Term Incentive Plan is set out in this Circular under "*Equity Compensation Plans – Long Term Incentive Plan*" in Schedule A.

2021 RSU Awards

In February 2022, the Board approved the grant of the following RSUs to the NEOs in recognition of their performance in 2021 and as part of their 2021 compensation. RSUs are satisfied in cash.

Name	Number of RSUs Granted[1]	Total Value of RSU Award[1]
Renaud Adams	180,619	$393,750
Robert Chausse	87,041	$189,750
Eric Vinet	53,541	$116,716
Ankit Shah	65,224	$142,188
Sean Keating	45,413	$99,000

(1)   Granted March 4, 2022 and valued as of such date. On the entitlement date of the RSUs, the cash payment in satisfaction of the RSUs will be based on the current market price and number of RSUs granted. One third of each RSU grant will vest on each of January 1, 2023, January 1, 2024 and December 15, 2024. For more information on the grant, terms and valuation of these RSUs, refer to the Summary Compensation Table on page 55 and the notes thereto.

Performance Share Units (PSUs)

PSUs are granted under the Long Term Incentive Plan. The Board considers PSUs to be an appropriate form of compensation for NEOs as PSUs are not guaranteed and their value is tied to the performance of the Company relative to the broader gold mining industry over the applicable performance measurement periods.

The HRCC recommends PSU awards to the Board after considering input from management. In addition to the considerations discussed above under "*Long-Term Incentives*", the HRCC considers the number of PSUs held by an NEO and the total number of PSUs outstanding in making recommendations for PSU grants to the Board. The Board has delegated authority to the HRCC to grant individual awards of up to 100,000 PSUs to employees who are not officers. PSU awards in excess of 100,000 PSUs or to officers require approval by the Board.

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PSUs vest on the entitlement date, as determined by the Board in its discretion. In addition, vesting of PSUs is subject to performance conditions or measures to be achieved by the Company determined by the Board at the time the PSUs are granted, the Board makes the vesting of such PSUs subject to, the Participant (as defined in the PSU plan) or a class of Participants, before the relevant entitlement date. PSUs granted on March 4, 2022 will vest in Shares on January 1, 2025, with the number of Shares to be issued depending on "**Achieved Performance**". The Achieved Performance is a percentage that is multiplied by the number of PSUs granted to determine the number of Shares to be issued on the entitlement date. It is calculated based on the difference (the "**TSR Difference**") between New Gold's total shareholder return ("**TSR**") and the TSR of the S&P/TSX Global Gold Index (the "**Index**") (i.e., New Gold's TSR minus the Index TSR) for each of four measurement periods (the "**Measurement Periods**"). The four Measurement Periods are equally weighted in determining the total Achieved Performance for a particular PSU grant.

The Measurement Periods for outstanding PSUs are set out below:

Measurement Periods	Percentage of Total Achieved Performance
P1: January 1 to December 31 of year one (year of grant)	25%
P2: January 1 to December 31 of year two	25%
P3: January 1 to December 31 of year three	25%
P4: January 1 of year one to December 31 of year three	25%

At the end of each Measurement Period, the TSR Difference is calculated. If New Gold's TSR exceeds the TSR of the Index in a Measurement Period (i.e., the TSR Difference is greater than zero), the Achieved Performance for that period will be over 100%. Similarly, if New Gold's TSR is less than the TSR of the Index in a Measurement Period (i.e., the TSR Difference is less than zero), the Achieved Performance for that period will be less than 100%. The minimum Achieved Performance for any Measurement Period is 0% and the maximum is 200%. A full description of PSUs and the Long Term Incentive Plan, including full details of the performance measures used, is set out in this Circular under "*Equity Compensation Plans – Long Term Incentive Plan*" in Schedule A.

2021 PSU Awards

In February 2022, the Board approved the grant of the following PSUs to the NEOs in recognition of their performance in 2021 and as part of their 2021 compensation.

Name	Number of PSUs Granted[1]	Total Value of PSU Award[1]
Renaud Adams	361,239	$787,500
Robert Chausse	174,083	$379,500
Eric Vinet	107,081	$233,438
Ankit Shah	130,447	$284,375
Sean Keating	90,826	$198,000

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(1) *Granted March 4, 2022 and valued as of such date. On the entitlement date of the PSUs, which will be January 1, 2025 for this PSU grant, the number of PSUs that vest and result in the issuance of New Gold shares will vary from 0% to 200% of the number of PSUs granted, based on the Achieved Performance Ratio (as defined below) that measures the difference between New Gold's total shareholder return compared to the Index return for each Measurement Period as well as accounting for applicable withholding tax. For more information on the grant, terms and valuation of these PSUs, refer to the Summary Compensation Table on page 55 and the notes thereto.*

Retirement Benefits and Other Compensation

New Gold sponsors a voluntary Group RRSP program for Canadian corporate employees. Participating Canadian employees may contribute between 1% and 9% of their base salary to the RRSP program. New Gold then matches the employee contributions up to a maximum amount based on the annual limitation set each year by the Canada Revenue Agency. In 2021, the limitation on the Company's matching contributions was $13,915 for each participating employee.

Other than matching contributions to the retirement program described above (which amounts are included in the column entitled "*All Other Compensation*" in the Summary Compensation Table on page 55), New Gold does not provide retirement benefits for NEOs. The Company also provides the NEOs with benefits to provide financial reassurance in the event of illness, disability or death. During 2021, benefits provided to NEOs were similar to those provided to other employees at the corporate office, except for annual health assessments which have been available for executives since 2008.

Other compensation paid to NEOs in 2021 is included in the Summary Compensation Table on page 55 in the column "*All Other Compensation*" and described in the applicable notes to the table.

Changes to Compensation Assessment for 2022

In 2022, the Company's focus is on operational execution at Rainy River and New Afton. The HRCC has implemented key changes to the Company Scorecard and its individual executive compensation approach to further emphasize this focus.

- The 2022 Company Scorecard will be weighted 35% to operational excellence and a further 40% towards the generation of free cash flow. Combined, 75% of the 2022 Company Scorecard will be based on cost-effective production and project management at Rainy River and New Afton. Also, the ESG target on the 2022 Company Scorecard will be AAA scores rather than AA scores on the TSM protocols related to energy use, water, tailings management and Indigenous and community relationships.
- The HRCC has adjusted the weighting of company and individual performance in short-term incentive awards. In 2022, the individual performance weighting and company performance weighting for NEOs used to determine short term incentive awards will change from those set out in the table on page 46. The short-term incentive award for the President and Chief Executive Officer will be based 100% on company performance weighting, meaning Mr. Adams short term incentive will be 100% based on the result of the 2022 Corporate Scorecard. For other NEOs, company performance weighting will be 70% and individual performance weighting, based on the individual performance rating, will make up the other 30%.
- Also in 2022, long-term incentive awards will be awarded at target rather than being multiplied by the individual officer's performance score. The HRCC will have discretion to modify awards; however, the individual performance rating will not be multiplied by an individual's long-term incentive target amount to determine long-term incentive awards. The HRCC believes that these changes will incentivize executive officers towards

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the Company's objectives and working together to improve operational execution at Rainy River and New Afton.

Realized and Realizable Pay for the President and Chief Executive Officer

Given that long-term incentives represent a majority of the NEOs' total direct compensation, the value realized from an NEO's compensation is tied directly to New Gold's share price performance. This reinforces the alignment of NEO compensation with New Gold's performance and the shareholder experience. The chart below compares the reported total direct compensation awarded to Mr. Adams for his first three full years as President and Chief Executive Officer to the realized and realizable value of this compensation as of March 4, 2022. New Gold's share price increased by 143% in 2020 and decreased by 33% in 2021 and trends have impacted the amounts Mr. Adams has realized and which are realizable in the long-term incentive compensation he was awarded in prior years. The increasing share price in 2020, increased the realized and realizable value of long-term incentives Mr. Adams received in March 2020, as part of his 2019 total direct compensation. The decreasing share price in 2021, decreased the realized and realizable value of the long-term incentives Mr. Adams received in March 2020 and those received in March 2021 as part of his 2020 total direct compensation. Mr. Adams will realize and potentially increase the value of his long-term incentives for 2019, 2020 and 2021 in future years if New Gold executes its strategy and maintains or increases its share price, which will align with gains for shareholders as well.



(1)   *Total Direct Compensation for a year represents actual compensation paid in respect of a performance year, including the STI awards paid and LTI awards granted after year-end but in respect of such year.*

(2)   *Total Realized Pay includes base salary and STI awards paid and LTI grants that have vested as of March 4, 2022, as applicable, or exercised with respect to Options. As at March 4, 2022, one-third of Mr. Adams' RSUs for the 2020 performance year had vested. These vested RSUs are reflected in 2020 realized pay. As at March 4, 2022, two-thirds of Mr. Adams' RSUs for the 2019 performance had vested. These vested RSUs are reflected in 2019 realizable pay. None of Mr. Adams' PSUs granted for performance in 2019, 2020 or 2021 have vested and none of Mr. Adams' Options granted performance in those years have been exercised.*

(3)   *Total Realizable Pay is the sum value as of March 4, 2022 of unvested PSUs granted that year (calculated using actual performance for completed performance periods – an Achieved Performance Ratio of 200% for the 2020 performance period and 0% for the 2021 performance period – and assuming target performance for future performance periods), the in-the-money value of unexercised options (whether or not vested) and unvested RSUs. Calculated using the closing price of New Gold's Shares on the TSX the day immediately before the valuation (March 3, 2022) of $2.17.*

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Performance Graph

The following graph compares the cumulative TSR for $100 invested in Shares of New Gold from December 31, 2016 to December 31, 2021 against the cumulative total shareholder return of the S&P/TSX Composite Index and the Index for the same period, assuming the reinvestment of all dividends. In 2021, New Gold's TSR was 33% compared to 5% for the Index and 25% for the S&P/TSX Composite Index.



The graph below illustrates how total NEO Compensation has changed over the same period, which has directionally aligned with New Gold TSR.



(1)   NEO compensation is total compensation paid in each year to the NEOs in that year, excluding severance payments and other amounts paid to NEOs terminated in the applicable year in connection with their departures from the Company

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(in $)	2016	2017	2018	2019	2020	2021
New Gold Inc.	100.0	87.7	22.3	24.4	59.4	40.1
% Change (year on year)		-12.3	-74.6	9.5	143.5	-32.5
S&P/TSX Composite Index	100.0	109.1	99.4	122.1	129.0	161.3
% Change (year on year)		9.1	-8.9	22.9	5.6	25.1
S&P/TSX Global Gold Index	100.0	101.4	97.9	138.3	168.8	159.8
% Change (year on year)		1.4	-3.4	41.3	22.1	-5.3

During the past five years, commodity markets have experienced considerable volatility. The gold price increased in 2017 due in part to increasing global uncertainty while economic recovery from the global financial crisis had a positive effect on the S&P/TSX Composite Index. The changes in the gold price have had a corresponding effect on the S&P/TSX Global Gold Index. The gold price was steady year-over-year in 2018, before rising meaningfully in 2019 and 2020 due largely to a negative economic outlook, interest rate decline and increased uncertainty around the short-term and long-term economic impacts of the COVID-19 pandemic. The gold price declined in 2021 on the prospects of earlier and faster interest-rate increases than previously expected. New Gold's share price performance has also been impacted by changes in the gold price, but challenges in the development and operation of Rainy River have had an additional negative effect on New Gold's share price performance over the period from 2017 to 2018 and in 2021.

New Gold's total NEO compensation has followed a similar trend to its TSR over the same period. As New Gold's TSR declined significantly in 2017 and 2018 compared to the S&P/TSX Composite Index and Global Gold Index, total NEO compensation declined significantly as well. There was also a significant change in the Board and the Company's executive team in this period. With respect to the executive team, Mr. Adams was appointed President and Chief Executive Officer on September 12, 2018 and all other current executive officers have been appointed since that date. The number of officers was also reduced during this period, from twelve officers in October 2018 to five currently. In 2019 and 2020, the new executive team led improvements to New Gold's operations and financial position and New Gold's TSR improved significantly compared to the S&P/TSX Composite Index and Global Gold Index. Operational challenges in 2021 led to a significant decrease in New Gold's TSR and NEO compensation compared to the prior year.

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SUMMARY COMPENSATION TABLE

The following table provides information regarding compensation earned by each of the NEOs for the years ended December 31, 2021, 2020 and 2019. Compensation is paid to the NEOs in Canadian dollars.

Name and Principal Position	Year	Salary ($)	Share-based Awards ($)[4][5]	Option-based Awards ($)[5][6]	Non-equity Incentive Plan Compensation ($)		All Other Compensation ($)[7]	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans		
Renaud Adams President and Chief Executive Officer	2021	700,000	1,181,250	393,750	647,500	-	13,915	2,936,415
	2020	650,000	1,950,000	650,000	1,040,000	-	13,250	4,303,250
	2019	600,000	1,518,750	506,250	636,000	-	13,250	3,274,250
Robert Chausse Executive Vice President and Chief Financial Officer	2021	460,000	569,250	189,750	339,480	-	13,915	1,572,395
	2020	446,250	753,047	251,016	518,096	-	13,615	1,982,024
	2019	425,000	621,563	207,188	403,538	-	13,250	1,670,538
Eric Vinet[1] Senior Vice President, Operations	2021	415,000	350,156	116,719	226,590	-	13,915	1,122,380
	2020	363,454	457,582	152,527	266,705	-	5,253	1,245,521
	2019	334,848	406,500	185,500	185,300	-	13,250	1,125,398
Ankit Shah[2] Vice President, Strategy and Business Development	2021	350,000	426,563	142,188	210,000	-	13,915	1,142,665
	2020	300,000	337,500	112,500	202,500	-	11,250	963,750
	2019	246,917	191,700	63,900	133,193	-	13,250	648,960
Sean Keating[3] Vice President, General Counsel and Corporate Secretary	2021	330,000	297,000	99,000	156,750		13,915	896,665
	2020	320,000	312,000	104,000	200,000	-	13,615	949,615
	2019	261,913	172,500	57,500	130,200	-	13,250	635,363

(1) Mr. Vinet was appointed Vice President, Technical Services effective January 7, 2019. His 2019 full-year base salary was $340,000, of which a pro-rated amount is provided in the table. Effective August 1, 2019, Mr. Vinet was temporarily appointed Vice President and General Manager, Rainy River. In connection with his appointment, Mr. Vinet received 47,170 PSUs and 92,593 Options (which are shown in the columns entitled "Share-based Awards" and "Option-based Awards" respectively, together with the 199,099 PSUs and 184,167 Options he received in February 2019). Mr. Vinet was promoted to Senior Vice President, Operations effective October 19, 2020. Mr. Vinet's 2020 full-year base salary following his promotion is $415,000.

(2) Mr. Shah was promoted to Vice President, Strategy and Business Development effective September 9, 2019. His 2019 full-year base salary was $300,000. A pro-rated amount of this salary and the salary in his previous role is provided in the table for 2019.

(3) Mr. Keating was promoted to Vice President, General Counsel and Corporate Secretary effective November 5, 2019. For 2019, the salary indicated is a pro-rated amount of his current and prior role. Mr. Keating's 2019 full-year base salary following his promotion was $320,000.

(4) The Share-based Awards include PSUs and RSUs granted to executives. PSUs and RSUs are valued by multiplying the number of PSUs/RSUs by the five-day volume weighted average trading price on the TSX immediately preceding the date of grant. The following table shows the specific prices for each grant of share-based compensation included in the column entitled "Share-based Awards":

Share-based Award	Performance Year	Grant Date	Applicable Share Price ($)
PSUs and RSUs	2021	4-Mar-2022	2.18
PSUs and RSUs	2020	3-Mar-2021	2.06
PSUs and RSUs	2019	3-Mar-2020	1.11
PSUs	Retention Award (Vinet)	11-Sep-2019	1.59

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(5)   *Options, PSUs and RSUs are disclosed based on the performance year in respect of which the compensation was granted.*

(6)   *Option-based awards are valued using the Black-Scholes option valuation methodology. The key assumptions made in valuing the awards are as follows:*

Grant Date	Performance Year	Exercise Price	Risk-free Rate of Return	Volatility Estimate	Expected Life (years)	Per Option Value
4-Mar-2022	2021	$2.18	1.56%	65.5%	4.14	$1.11
3-Mar-2021	2020	$2.06	0.55%	66.8%	4.19	$1.05
3-Mar-2020	2019	$1.20	1.11%	64.7%	4.16	$0.60
11-Sep-2019	Retention Award	$1.59	1.49%	64.7%	4.14	$0.81

(7)   *Included in this column are Company-paid matching contributions to a Group RRSP in the amounts of: $13,250 in 2019 and 2020 and $13,915 in 2021 for Mr. Adams; $13,250 in 2019, $13,615 in 2020 and $13,915 in 2021 for Mr. Chausse; $13,250 in 2019, $5,253 for 2020 and $13,915 in 2021 for Mr. Vinet; $13,250 in 2019, $11,250 in 2020 and $13,915 in 2021 for Mr. Shah; and $13,250 in 2019, $13,615 in 2020 and $13,915 in 2021 for Mr. Keating.*

The following table shows the total compensation for the Company's NEOs for the relevant year, as well as the total compensation for NEOs as a percentage of earnings from mine operations and as a percentage of shareholder equity.

	Total Compensation for Named Executive Officers[1]	Total Compensation for Named Executive Officers[1] as a Percentage of Operating Margin[2]	Total Compensation for Named Executive Officers[1] as a Percentage of Shareholder Equity
2021	$7,670,520	2.1%	0.8%
2020	$9,444,160	3.1%	1.2%
Change	-$1,773,640	-1.0%	-0.4%

(1)   *The amounts for 2020 and 2021 reflect five NEOs (Messrs. Adams, Chausse, Vinet, Shah and Keating).*

(2)   *Operating Margin is calculated as the Company's revenue less operating expenses for years ended December 31, 2021 and December 31, 2020.*

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as at December 31, 2021.

Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2021

		Option-based Awards				Share-based Awards		
Name	Grant Date[1][2]	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options ($)[3]	Number of Unvested PSUs (#)[2]	Number of Unvested RSUs (#)	Market Value of Unvested PSUs and RSUs ($)[4]
Renaud Adams	26-Feb-2019[5]	360,197	1.17	26-Feb-2024	259,341	-	-	-
	3-Mar-2020	843,750	1.20	3-Mar-2025	582,187	912,162	305,574	2,301,522
	3-Mar-2021	619,048	2.06	3-Mar-2026	-	631,068	315,534	1,789,078
Robert Chausse	26-Feb-2019[5]	88,965	1.17	26-Feb-2024	64,054	-	-	-
	3-Mar-2020	345,313	1.20	3-Mar-2025	238,265	373,311	125,059	941,919
	3-Mar-2021	239,063	2.06	3-Mar-2026	-	243,704	121,852	690,901

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Name	Grant Date[1][2]	Option-based Awards				Share-based Awards		
		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options ($)[3]	Number of Unvested PSUs (#)[2]	Number of Unvested RSUs (#)	Market Value of Unvested PSUs and RSUs ($)[4]
Eric Vinet	11-Sep-2019	92,593	1.59	11-Sep-2024	27,777	-	-	-
	3-Mar-2020	184,167	1.20	3-Mar-2025	127,075	199,099	66,699	502,357
	3-Mar-2021	145,264	2.06	3-Mar-2026	-	148,085	74,042	419,820
Ankit Shah	18-Dec-2017	20,100	3.85	18-Dec-2022	-	-	-	-
	26-Feb-2019	50,000	1.17	26-Feb-2024	36,000	-	-	-
	3-Mar-2020	106,500	1.20	3-Mar-2025	73,485	152,815	38,571	361,719
	3-Mar-2021	107,143	2.06	3-Mar-2026	-	109,223	54,612	309,648
Sean Keating	18-Dec-2017	21,700	3.85	18-Dec-2022	-	-	-	-
	26-Feb-2019	67,697	1.17	26-Feb-2024	48,741	-	-	-
	3-Mar-2020	95,833	1.20	3-Mar-2025	66,124	100,971	33,825	254,764
	3-Mar-2021	99,048	2.06	3-Mar-2026	-	103,604	51,802	293,717

(1)   Option awards vest in three equal instalments on each of the first, second and third anniversaries of the date of grant.
(2)   PSUs granted on February 26, 2019 have an entitlement date of December 10, 2021. PSUs granted on March 3, 2020 have an entitlement date of January 1, 2023. PSUs granted on March 3, 2021 have an entitlement date of January 1, 2024.
(3)   Calculated using the closing price of New Gold's Shares on the TSX on December 31, 2021 of $1.89 and subtracting the exercise price of in-the-money Options. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of New Gold's Shares on the date of exercise.
(4)   Calculated by multiplying the number of PSUs and RSUs by the closing price of New Gold's Shares on the TSX on December 31, 2021 of $1.89. The actual number of shares granted upon vesting of the PSUs will depend on the Achieved Performance Ratio of the PSUs at vesting. The actual value realized will also depend on the price of the Shares on the date of vesting.
(5)   Option and PSU awards were pro-rated due to start date being mid-year.

Value Vested or Earned During the Year Ended December 31, 2021

The following table provides information regarding the value of incentive plan awards vested or earned during the year ended December 31, 2021.

Name	Option-based Awards – Value Vested during the Year ($)[1]	Share-based Awards – Value Vested during the Year ($)[2]	Non-equity Incentive Plan Compensation – Value Earned during the Year ($)[3]
Renaud Adams	339,094	1,919,797	647,500
Robert Chausse	121,632	785,694	339,480
Eric Vinet	78,112	419,037	226,590
Ankit Shah	44,131	304,040	210,000
Sean Keating	46,370	218,051	156,750

(1)   Calculated using the closing price of New Gold's Shares on the TSX on the relevant vesting date and subtracting the exercise price of in-the-money Options.
(2)   Amount shown represents the value of the PSUs that vested on December 30, 2021. The Achieved Performance Ratio for these PSUs was 90%.
(3)   Amounts shown represent annual short-term incentives awarded for 2021 performance.

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Options Exercised during the Year Ended December 31, 2021

The following table provides details regarding Options exercised and sold by the NEOs during the year ended December 31, 2021.

Name	Number of Options Exercised	Option Expiry Date	Option Exercise Price	Value Realized
Renaud Adams	Nil	N/A	N/A	Nil
Robert Chausse	Nil	N/A	N/A	Nil
Eric Vinet	Nil	N/A	N/A	Nil
Ankit Shah	Nil	N/A	N/A	Nil
Sean Keating	Nil	N/A	N/A	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS AS AT DECEMBER 31, 2021

The following table provides details of compensation plans under which equity securities of New Gold are authorized for issuance as at December 31, 2021.

Plan Category	Number of Shares to be Issued on Exercise of Options and Vesting of PSUs[1]	Weighted-Average Exercise Price of Outstanding Options ($)	Number of Shares Remaining Available for Future Issuance under Equity Compensation Plans (excluding Shares reflected in Column (a))[2][3][4]
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	9,602,311	$1.58 for Options[5] N/A for PSUs	22,752,140
Equity compensation plans not approved by shareholders	N/A	N/A	N/A

(1)   Represents the aggregate number of Shares of New Gold reserved for issuance on exercise of outstanding Options and upon the vesting of outstanding PSUs (assuming maximum Achieved Performance, being 5,755,219 Shares upon the exercise of outstanding Options and 3,885,141 Shares upon the vesting of PSUs).

(2)   Represents the aggregate number of Shares remaining available for future issuance under the Stock Option Plan and the Long Term Incentive Plan as at December 31, 2021, after taking into account the number of Shares issuable upon the exercise of outstanding Options and the vesting of outstanding PSUs that can be satisfied in Shares (assuming maximum Achieved Performance, being 18,084,903 Shares under the Stock Option Plan and 4,667,237 Shares under the Long Term Incentive Plan).

(3)   The aggregate number of Shares reserved for issuance in respect of all outstanding Options granted under the Stock Option Plan and all other security-based compensation arrangements of the Company, other than the Long Term Incentive Plan, cannot exceed 3.5% of the number of Shares issued and outstanding (on a non-diluted basis).

(4)   The aggregate number of Shares that can be reserved for issuance under the Long Term Incentive Plan in respect of all unvested PSUs cannot exceed 1.25% of the number of Shares issued and outstanding (on a non-diluted basis).

(5)   The weighted average exercise price for all equity compensation plans is the weighted average exercise price of the Options outstanding under the Stock Option Plan. There is no exercise price associated with the PSUs outstanding under the Long Term Incentive Plan.

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TERMINATION AND CHANGE OF CONTROL BENEFITS

New Gold has entered into employment agreements with each NEO that contain termination and change of control provisions. Those provisions, as in effect December 31, 2021, are discussed below.

Termination Without Cause

If an NEO's employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated short-term incentive at target or the pro-rated short-term incentive received in the previous year. In addition, each NEO, except for Mr. Adams, will receive a severance payment of 12 months' salary and short-term incentive plus one month's salary and short-term incentive per year of service to a maximum of 18 months' salary and short-term incentive. Mr. Adams will receive a severance payment of 18 months' salary and short-term incentive. For this purpose, short-term incentive is calculated as the greater of short-term incentive at target or the short-term incentive received by the NEO in the previous year. As of December 31, 2021, any Options or RSUs which had not vested at the time of termination will be cancelled and any Options that have vested will remain exercisable until the earlier of (i) the expiry of such Option, or (ii) the date that is twelve months from the date of such termination. In addition, the NEO will continue to be entitled to participate, at the expense of New Gold, in New Gold's health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of the amount of the salary severance set out above) until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the short-term incentive severance payment above. There would be a cash payment for unvested PSUs based on a pro-rata calculation described in "*Equity Compensation Plans – Cessation or Acceleration of Share Units*" on page 97.

Termination Following a Change of Control

NEO change of control provisions follow a double-trigger approach. If there is (1) a Change of Control of New Gold (as defined below) and (2) within 12 months following such Change of Control (i) New Gold gives notice of its intention to terminate the NEO's employment for any reason other than just cause, or (ii) a Triggering Event (as defined below) occurs and the NEO elects to terminate his or her employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated short-term incentive at target or the pro-rated short-term incentive received in the previous year. In addition, the NEO will receive a severance payment of 24 months' salary plus the greater of two times his or her short-term incentive at target or two times the short-term incentive received in the previous year. As of December 31, 2021, any Options that had not vested at the time of termination would vest immediately and all vested Options will remain exercisable until their expiry. All unvested RSUs and PSUs would vest immediately, with the entitlement date occurring on the date of such Triggering Event. In addition, the NEO will continue to be entitled to participate, at the expense of New Gold, in New Gold's health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of two years' salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

A "Change of Control" is generally defined in each NEO's employment agreement as (a) New Gold is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly owned subsidiary of New Gold); (b) New Gold sells, leases or exchanges greater than 50% of its assets to any other person or entity (other than an affiliate of New Gold); (c) a resolution is adopted to wind up, dissolve or liquidate New Gold; (d) an acquirer acquires 40% or more of the voting securities of New Gold; (e) as a result of or in

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connection with: (i) the contested election of directors, or (ii) a transaction referred to in (a) above, the nominees named in the most recent management information circular of New Gold for election to the Board will not constitute a majority of the Board; or (f) the Board adopts a resolution to the effect that a Change of Control as defined in the employment agreements has occurred or is imminent.

A "Triggering Event" includes (a) a material adverse change in any of the officer's duties, powers, rights, discretion, prestige, salary, benefits or perquisites, as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately before a Change of Control; (b) a diminution of title as it exists immediately before a Change of Control; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body, provided this will not include a change resulting from a promotion in the normal course of business; (d) a change in the location at which the officer is regularly required to carry out the terms of his or her employment, which is of a distance greater than 50 kilometres from the city of his or her normal work location; or (e) a significant increase in the amount of travel the officer is required to conduct on behalf of New Gold.

Estimated Incremental Payment on Termination Without Cause or Termination Following a Change of Control

The following tables detail the estimated incremental payments from New Gold to each of the NEOs on termination without cause or a Change of Control (with termination of employment), assuming the termination of employment occurred on December 31, 2021.

Termination of Employment Without Cause

Name	Base Salary Value ($)	Short-Term Incentive Value ($)	Benefits Value ($)	Value of Unvested Options, RSUs and PSUs Vested ($)[1]	Total Estimated Incremental Payment ($)[2]
Renaud Adams	1,050,000	1,312,500	157,500	1,450,961	3,970,961
Robert Chausse	575,000	517,500	86,250	589,337	1,768,087
Eric Vinet	518,750	363,125	77,813	319,885	1,279,573
Ankit Shah	525,000	315,000	78,750	192,241	1,110,991
Sean Keating	495,000	247,500	74,250	170,997	987,747
Total	**3,163,750**	**2,755,625**	**474,563**	**2,723,421**	**9,117,359**

(1) *Unvested Options and RSUs are cancelled upon termination of employment. For unvested PSUs, a cash payment was calculated on a pro-rata basis using the methodology described in "Equity Compensation Plans – Cessation or Acceleration of Share Units" on page 97 to calculate the Achieved Performance Ratio and multiplying by the closing price of New Gold's shares on the TSX on December 31, 2021 of $1.89.*

(2) *These amounts do not include any salary payable or pro-rata short-term incentive payable to the date of termination of employment. Payment of these amounts may be contingent on signing a release.*

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Termination of Employment Following Change of Control

Name	Base Salary Value ($)	Short-Term Incentive Value ($)	Benefits Value ($)	Value of Unvested Options, RSUs and PSUs Vested ($)[1][2]	Total Estimated Incremental Payment ($)[2][3]
Renaud Adams	1,400,000	1,750,000	210,000	4,862,042	8,222,042
Robert Chausse	920,000	828,000	138,000	1,935,751	3,821,751
Eric Vinet	830,000	581,000	124,500	1,080,072	2,615,572
Ankit Shah	700,000	420,000	105,000	696,094	1,921,094
Sean Keating	660,000	330,000	99,000	640,461	1,729,461
Total:	**4,510,000**	**3,909,000**	**676,500**	**9,214,421**	**18,309,921**

(1) *Options are calculated by subtracting the exercise price of unvested in-the-money Options that would have vested on termination of employment from the closing price of New Gold's Shares on the TSX on December 31, 2021 of $1.89. PSUs are calculated by multiplying the number of PSUs that would have vested on termination of employment (calculated using actual performance for completed performance periods and assuming maximum performance of 150% for future performance periods) by the closing price of New Gold's Shares on the TSX on December 31, 2021 of $1.89. RSUs are calculated by multiplying the number of RSUs that would have vested on termination of employment by the closing price of New Gold's Shares on the TSX on December 31, 2021 of $1.89.*

(2) *Due to rounding, some totals may not equal the sum of the separate figures.*

(3) *These amounts do not include any salary payable or pro-rata short-term incentive payable to the date of termination of employment. Payment of these amounts may be contingent on signing a release.*

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STATEMENT OF DIRECTOR COMPENSATION

Non-executive directors receive a retainer for acting as a director. Executives of New Gold that serve as directors do not receive any additional compensation for acting as directors. New Gold does not pay per-meeting fees. All reasonable expenses incurred by a director in attending meetings of the Board, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of New Gold's business or in the discharge of his or her duties as a director, are paid by New Gold.

Each year the CGNC reviews the compensation provided to non-executive directors and recommends compensation for the ensuing year based on, among other things, a review of director compensation at Peer Group companies and other market participants, overall corporate performance and other corporate imperatives, and general trends in director compensation. The Board reviews the CGNC's recommendation regarding non-executive director compensation and makes a final determination.

For 2021, the Board approved the non-executive director compensation set out in the table below.   The non-executive director basic annual retainer was increased from $175,000 to $200,000 and the additional retainer of the Chair of the Board increased from $120,000 to $140,000. The additional annual retainers of the committee chairs were unchanged. Directors are required to take 60% of the basic retainer in DSUs and the balance (the "**cash-eligible portion**") in either cash or additional DSUs at the election of the director. Additional annual retainers for being Chair of the Board or for being chair of a committee may be paid either in cash or DSUs, at the election of the director.

	Total	Required in DSUs	Cash Eligible or DSUs
Basic annual retainer	$200,000	$120,000	$80,000
Additional annual retainer for Chair of the Board	$140,000	-	$140,000
Additional annual retainers for committee chairs			
Audit Committee	$35,000	-	$35,000
Human Resources and Compensation Committee	$25,000	-	$25,000
Technical and Sustainability Committee	$25,000	-	$25,000
Corporate Governance and Nominating Committee	$15,000	-	$15,000

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DIRECTOR COMPENSATION TABLE

The following table provides information regarding compensation paid to New Gold's non-executive directors during the year ended December 31, 2021.

Name	Annual Retainer – Cash ($)[1]	Annual Retainer – Share-based Awards ($)[2]	Option-based Awards ($)	All Other Compensation ($)	Total ($)
Geoff Chater[3]	60,000	120,000	-	-	180,000
Nick Chirekos[4]	88,750	120,000	-	-	208,750
Gillian Davidson[5]	78,750	120,000	-	-	198,750
Jim Gowans[6]	57,500	150,000	-	-	207,500
Tom McCulley[7]	30,000	160,000	-	-	190,000
Peggy Mulligan[8]	60,000	145,000	-	-	205,000
Ian Pearce[9]	131,500	204,000	-	-	335,500
Marilyn Schonberner[10]	112,500	120,000	-	-	232,500
Total:	**559,000**	**1,019,000**	**-**	**-**	**1,578,000**

(1) *Any cash compensation earned by directors is paid quarterly. Changes to director compensation occur after the annual meeting of shareholders. As a result, the first quarterly payment to directors in a fiscal year is sometimes different from the quarterly payments received by directors in the second, third and fourth quarters. In addition, directors are permitted to elect to change the apportionment of their compensation between DSUs and cash after the annual meeting of shareholders (subject to the requirement to take at least 60% of their basic retainer in DSUs), which may result in additional discrepancies between cash compensation in the first quarter relative to each subsequent quarter of a fiscal year.*

(2) *DSU portion of retainer paid following the election of directors at the annual meeting of shareholders. Calculated by multiplying the number of DSUs by the volume weighted average price of Shares on the TSX for the five trading days prior to the grant date (May 14, 2021), which was $2.19.*

(3) *Mr. Chater received 54,794 DSUs, 60% of the basic retainer. Mr. Chater was appointed to the Board at the annual meeting of shareholders. As a result, Mr. Chater did not receive a retainer payment in the first quarter. Mr. Chater received the balance of his retainer in the form of cash payments of $20,000 for each of the quarters following his appointment to the Board.*

(4) *Mr. Chirekos received 54,794 DSUs, 60% of the basic retainer, and received the balance of his retainer in the form of cash payments of $17,500 in the first quarter and $23,750 for each of the following quarters.*

(5) *Dr. Davidson received 54,794 DSUs, 60% of the basic retainer. Dr. Davidson received the balance of her retainer in the form of cash payments of $26,250 in the 2nd, 3rd and 4th quarters.*

(6) *Mr. Gowans received 68,493 DSUs, 75% of the basic retainer, and received the balance of his retainer in the form of cash payments of $20,000 in the first quarter and $12,500 for each of the following quarters.*

(7) *Mr. McCulley received 73,059 DSUs, 80% of the basic retainer. Mr. McCulley was appointed to the Board at the annual meeting of shareholders. As a result, Mr. McCulley did not receive a retainer payment in the first quarter. Mr. McCulley received the balance of his retainer in the form of cash payments of $10,000 for each of the quarters following his appointment to the Board.*

(8) *Ms. Mulligan received 66,210 DSUs, 60% of the basic retainer plus 100% of her additional retainer for serving as Chair of the HRCC and received the balance of her retainer in the form of cash payments of $20,000 for each of the following quarters.*

(9) *Mr. Pearce received 93,150 DSUs, 60% of the basic retainer plus 60% of his additional retainer for serving as Chair of the Board, and received the balance of his retainer in the form of cash payments of $29,500 for the first quarter and $34,000 for each of the following quarters.*

(10) *Ms. Schonberner received 54,794 DSUs, 60% of the basic retainer and received the balance of her retainer in the form of cash payments of $26,500 for the first quarter and $28,750 for the following quarters.*

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Director Equity Ownership Guidelines

The Company's Equity Ownership Guidelines are applicable to all directors. The Equity Ownership Guidelines align the interests of directors with those of shareholders by mandating a minimum value of New Gold equity that directors must hold as follows:

- Non-executive directors: 5x the cash eligible portion of the basic retainer paid for acting as a non-executive director.
- Chair of Board: 5x the cash eligible portion of the basic retainer plus 5x the additional retainer as Chair.

For purposes of measuring compliance with the Equity Ownership Guidelines, Shares are valued at the greater of the Market Price on the TSX as of the measurement date (defined as the volume weighted average price of the five days prior to the date of measurement) and the purchase price paid for the Shares, and DSUs are valued at the greater of the Market Price on the measurement date and the closing price on the date of grant.

Directors have three years from the date on which they became a director to satisfy these guidelines. Other than Mr. Chater and Mr. McCulley who have until May 4, 2024 to meet the requirements of the Equity Ownership Guidelines, all of the returning directors meet the requirement. The number and value of Shares and DSUs held by directors compared to the equity ownership requirement as measured at December 31, 2021 is set out below.

Name	Shares Held	DSUs Held	Total Value of Shares and DSUs	Equity Ownership Requirement	Date to Meet
Geoff Chater	-	54,794	$128,218	$400,000	May 4, 2024
Nick Chirekos	-	230,233	$460,891	-	Meets requirement
Gillian Davidson	-	393,222	$804,658	-	Meets requirement
Jim Gowans	30,000	360,875	$771,584	-	Meets requirement
Tom McCulley	-	73,059	$170,958	$400,000	May 4, 2024
Peggy Mulligan	-	389,170	$802,041	-	Meets requirement
Ian Pearce	27,200	586,177	$1,481,641	$1,100,100	Meets requirement
Marilyn Schonberner	-	379,055	$736,152	$400,000	Meets requirement

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Incentive Plan Awards

The following table provides information regarding the option-based and share-based awards for each non-executive director outstanding as at December 31, 2021.

Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2021

Name	Grant Date	Option-based Awards				Share-based Awards	
		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)[1]	Number of DSUs (#)	Market Value of DSUs ($)[2]
Geoff Chater	May 17, 2021	-	-	-	-	54,794	103,561
Nick Chirekos	June 7, 2019	-	-	-	-	107,698	203,549
	June 23, 2020	-	-	-	-	67,741	128,030
	May 17, 2021	-	-	-	-	54,794	103,561
Gillian Davidson	May 1, 2018	-	-	-	-	29,070	54,942
	May 8, 2019	-	-	-	-	180,326	340,816
	June 23, 2020	-	-	-	-	129,032	243,870
	May 17, 2021	-	-	-	-	54,794	103,561
Jim Gowans	July 31, 2018	-	-	-	-	41,274	78,008
	October 30, 2018	-	-	-	-	4,633	8,756
	May 8, 2019	-	-	-	-	169,056	319,516
	June 23, 2020	-	-	-	-	77,419	146,322
	May 17, 2021	-	-	-	-	68,493	129,452
Tom McCulley	May 17, 2021	-	-	-	-	73,059	138,082
Peggy Mulligan	May 1, 2018	-	-	-	-	29,070	54,942
	May 8, 2019	-	-	-	-	171,310	323,776
	June 23, 2020	-	-	-	-	122,580	231,676
	May 17, 2021	-	-	-	-	66,210	125,137
Ian Pearce	May 10, 2016				-	13,369	25,267
	May 16, 2017	68,026[3]	3.97	May 16, 2022	-	50,481	95,409
	May 1, 2018	-	-	-	-	49,003	92,616
	May 8, 2019	-	-	-	-	265,981	502,704
	June 23, 2020	-	-	-	-	114,193	215,825
	May 17, 2021	-	-	-	-	93,150	176,054
Marilyn Schonberner	August 9, 2017	-	-	-	-	33,954	64,173
	May 1, 2018	-	-	-	-	33,223	62,791
	May 8, 2019	-	-	-	-	189,343	357,858
	June 23, 2020	-	-	-	-	67,741	128,030
	May 17, 2021	-	-	-	-	54,794	103,561

(1) *Calculated using the closing price of New Gold's Shares on the TSX on December 31, 2021 of $1.89 and subtracting the exercise price of in-the-money Options. The actual gain, if any, on exercise will depend on the price of New Gold's Shares on the date of exercise.*

(2) *Calculated by multiplying the number of DSUs by the closing price of New Gold's Shares on the TSX on December 31, 2021 of $1.89. The actual value realized will depend on the price of Shares when the director elects to redeem his or her DSUs after the director leaves the Board.*

(3) *Option awards vest in three equal instalments on each of the first, second and third anniversaries of the date of grant and expire on the fifth anniversary of the date of grant.*

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Of the Options granted to non-executive directors, 68,026 Options remained outstanding as at December 31, 2021, which equates to less than 0.01% of the Company's issued and outstanding Shares as at such date. Options were removed from the regular director retainer beginning in 2018. During the year ended December 31, 2021, the Company did not grant any Options to the non-executive directors.

Value Vested during the Year Ended December 31, 2021

The following table provides information regarding the value of incentive plan awards vested or earned for each non-executive director during the year ended December 31, 2021.

Name	Option-based Awards – Value Vested during the Year ($)	Share-based Awards – Value Vested during the Year ($)[1]
Geoff Chater	-	$120,000
Nick Chirekos	-	$120,000
Gillian Davidson	-	$120,000
Jim Gowans	-	$150,000
Tom McCulley	-	$160,000
Peggy Mulligan	-	$145,000
Ian Pearce	-	$204,000
Marilyn Schonberner	-	$120,000

(1)   Calculated by multiplying the number of DSUs by the volume weighted average price of Shares on the TSX for the five trading days prior to the grant date (May 14, 2021), which was $2.19.

Options Exercised during the Year Ended December 31, 2021

There were no Options exercised by non-executive directors during 2021.

Deferred Share Unit Plan

The Company's deferred share unit plan ("**DSU Plan**") is intended to strengthen the alignment of interests between its non-employee directors and shareholders by linking a portion of annual director compensation to the future value of New Gold's Shares. It is administered by the CGNC.

A DSU is a notional share-based unit that has the same value as one Share and is subject to adjustment for normal anti-dilution events, but which is not paid out until the recipient ceases to be a director. Generally, a director must receive at least 60% of his or her retainer in the form of DSUs. The number of DSUs granted to a director is determined by dividing the amount of compensation to be taken as DSUs by the Market Price on the day of grant, being the volume weighted average price on the TSX of the five business days immediately preceding the date of grant. If a director leaves the Board prior to the next annual meeting of shareholders for any reason other than due to death, disability or dismissal following a Change of Control, then the DSUs for that year redeemable upon leaving the Board will be reduced pro rata to reflect the length of time served. However, in the event of death, disability or dismissal following a Change of Control, no such pro rata reduction will occur.

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During the year ended December 31, 2021, an aggregate of 520,088 DSUs were granted to directors. No DSUs were redeemed. As at March 14, 2022, there are an aggregate of 2,466,585 DSUs outstanding under the DSU Plan.

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or NEOs. There are no loans outstanding from the Company to any of its directors or NEOs.

SUSTAINABILITY AND ESG

New Gold's Sustainability Strategy is comprised of three anchors: Environment, Indigenous Rights and Community Engagement, and under such anchors, New Gold has four sustainability focus areas: Indigenous Peoples, Tailings Management, Water and Climate. In 2021, New Gold continued to adapt its sustainability efforts to align with the most pressing environmental, social and governance topics facing the mining industry. In 2021, New Gold publicly released its 2030 Sustainability Strategy outlining the goals and objectives for the four focus areas. In addition to its four focus areas, the Company also continues to prioritize the health, safety and the well-being of its people. The protection of its people is central to New Gold's success as it believes people are its greatest asset. New Gold is committed to providing training, opportunities and progression paths for its teams, and New Gold actively seeks to ensure it promotes diversity within its teams at all levels of the organization.

Environment

New Gold's key environmental areas of focus are climate action, water management and tailings management. In 2021, New Gold completed a Task Force for Climate-related Financial Disclosures ("**TCFD**") gap and readiness assessment to support the development of a climate action strategy with a target of a 30% reduction in Scope 1 and Scope 2 GHG emissions by 2030, using 2020 GHG emissions as a baseline. The Company intends to release its first TCFD report in 2022, which will outline the four areas of New Gold's climate approach – strategy, risk, governance and metrics and targets. New Afton and Rainy River continue to assess opportunities to reduce GHG emissions, mitigate climate risks and put climate adaptation measures in place.

The Company's second priority is water management, including its water baselines, footprint and governance structure. Water is a key resource in New Gold's operations. With the impact of climate change on water levels and precipitation, without adequate water management and stewardship, New Gold could encounter difficulties dealing with too much or too little water at its sites. As a result, New Gold is continuing to focus on both management and stewardship practices to ensure it is recycling and reusing as much water as possible and drawing upon as little as possible.

New Gold's tailings management practices follow the Mining Association of Canada's TSM Tailings Management Protocol and also adhere to those of the Canadian Dam Association, effectively bringing the Company in line in large part with the Global Tailings Standard.

In 2021, in support of its environmental initiatives:

- New Afton was able to reduce the equivalent of over 3,400 kg CO_2e through the installation of six Level 2 Battery Electric Vehicles.

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- Rainy River launched an employee-driven energy management slogan "Digging into a More Efficient Tomorrow" and campaign "SCREECH" (Stewards to our Environment, Carbon Reductions, Renewable Rules, Energy Intensity, Efficiencies, Conservation, Health and Safety) to look at ways to reduce GHG emissions caused by diesel consumption and increase awareness of impacts on the environment.
- New Afton's Fire and Mine Rescue team assisted with support on several fires in the surrounding area during another highly active wildfire season, including providing assistance to British Columbia Wildfire fire management programs in the region, helping support fire management in the Kamloops area and responding to several fires including Lytton Creek, Duffy Lake, Red Lake, Sicamous and Logan Lake.
- CSP decommissioned cyanide facilities according to the International Cyanide Management Code and was declared a cyanide-free site by the International Cyanide Management Institution.
- New Gold's Independent Tailings Review Board, which is comprised of four independent experts and provides input with respect to tailings management at New Gold's operations and projects, met twice to review tailings management practices at both the New Afton Mine and the Rainy River Mine.
- New Gold continued to recycle 100% of its water used for ore processing at Rainy River for the third year in a row.

Social

The Company's social priorities continue to be Indigenous inclusion, community engagement, health and safety, diversity, inclusion and equity and supply chain practices. Supporting greater Indigenous inclusion through procurement, engagement and employment and training is key to the success of New Gold's operations. New Gold began tracking impact benefit agreement ("**IBA**") implementation on a quarterly basis to provide a real time overview of opportunities to go above and beyond IBA commitments. Throughout COVID-19, engagement practices changed as face-to-face meetings were difficult and/or restricted. New Gold's teams continued to find new ways to communicate and engage with Indigenous partners, which has allowed relationships to be strengthened over the last year. As part of improving Indigenous inclusion in procurement practices, a review of standards and policies was done at Rainy River and New Afton to review barriers for Indigenous businesses, and to ensure contractors are looking for greater opportunities to partner with Indigenous communities when placing bids.

As part of the Company's community engagement efforts, New Gold invests in surrounding communities through its Community Investment Fund, which funds the most crucial needs, as determined by surrounding communities. New Gold aligns its community investments to the Sustainability Strategy to support objectives and well-being of the surrounding communities. Through the COVID-19 pandemic, New Gold's community investments have increased to provide more support to communities and institutions in need of additional funding to support COVID-19 related events. Throughout 2020 and 2021, a key focus has been providing COVID-19 related support to both Indigenous and non-Indigenous communities through New Gold's Pandemic Response and Business Plan Committee and communication plans to ensure the highest level of safety and well-being for all stakeholders. As part of the Company's ongoing support to domestic and international COVID-19 relief, New Gold supported UNICEF in its #Sharethehealth initiative and supported the distribution of COVID-19 vaccines to the most vulnerable people in Canada and abroad.

New Gold is committed to ensuring that its employees work and return home to their families safely every day. The Company takes a holistic approach to health and safety, understanding the importance of both occupational health and

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68

mental health and wellness for all employees and contractors. The Company's results for TRIFR and certain other metrics for 2021 are in the table below. The Company tracks and reports these metrics as indicators of the effectiveness of its health and safety initiatives. The Company's health and safety teams continually develop, review and maintain safety procedures that align with best practices in the industry in pursuit of zero harm.

Diversity, inclusion and equity has become a key area of focus at all of New Gold operations. New Gold has partnered with International Women in Mining to offer mentorship opportunities to female staff across the organization, and focuses on hiring, training and retaining Indigenous staff at both New Afton and Rainy River. New Gold recognizes that even with the creation of an equitable and inclusive workplace, racism continues to exist, and the Company is committed to identifying, preventing and confronting racism in all aspects of employment, including hiring, retention, performance management and the promotion of all staff. New Gold implemented a formal Anti-Racism Policy in 2021 and, as part of its annual Code of Business Conduct and Ethics training, required each employee to review the policy as well as confirm they had read, understood and comply with the policy. The Anti-Racism Policy seeks to eliminate structural, systemic, institutional and personal mistreatment of people based on their racialized status by providing a mechanism to identify and address incidents of racism.

In 2021, in support of its social initiatives:

- Approximately 25% of Rainy River employees and 21% of New Afton employees identify as Indigenous.
- New Afton signed a new Cooperation Agreement with the Tk'emlúps te Secwépemc and the Skeetchestn Indian Band (collectively, the "**SSN**"), replacing the existing Participation Agreement and strengthening the relationship between the New Afton team and SSN members. A signing ceremony was conducted in Kamloops with New Gold's President and CEO signing on behalf of the Company.
- Rainy River hosted a virtual four-part cultural awareness series for employees on Seven Generation and Seven Grandfather Teachings, which was facilitated by a leading voice in native language revitalization and spiritual teachings.
- The CSP Foundation achieved charitable status in Mexico to become a self-sustaining entity for the future benefit of the town of Cerro San Pedro and surrounding communities with its two focus areas of supporting local entrepreneurship and environmental education.
- New Gold formed a new Diversity and Inclusion Committee, which is comprised of 14 representatives from the corporate head office, Rainy River Mine and New Afton Mine and which aims to identify areas of improvement in diversity and inclusion for the Company, as well as launched a diversity, equity and inclusion survey to obtain employee insights.
- The Company introduced the New Gold Academy, an internal learning and development program for employees, offering sessions and workshops on diversity in the workplace, driving operational excellence and health and well-being.
- CSP celebrated the achievement of more than one full year without injury accidents.
- With staff events still on hold due to COVID-19, New Afton's Social Committee re-launched its employee voucher program providing vouchers to employees to enjoy with their families or core group and supporting six local businesses, three of which were new to the program.



Longest Lost Time Injury-Free Period in 2021[1]	
New Afton	435,851
Rainy River	1,152,676
Cerro San Pedro	444,344

(1) In number of hours

2021 Results	New Afton	Rainy River	Cerro San Pedro	New Gold Consolidated
TRIFR	2.36	1.61	0	1.73
Total Recordable Injury	20	19	0	39
Restricted Duty Injury	6	10	0	16
Medical Aid Injury	8	8	0	16
First Aid Injury	100	102	0	202
Total Hours Worked	1,696,131	2,357,897	444,344	4,498,372

Governance

The Technical and Sustainability Committee is responsible for overseeing the Company's Sustainability Strategy and objectives, including health, safety, the environment and relations with communities and Indigenous peoples. The Company has also adopted a formal Sustainability and Safety Policy, which sets out its key goals and commitments in relation to health, safety and sustainability.

The Company has also established certain site-specific governance measures such as the Independent Tailings Review Board that reviews the tailings management practices of the New Afton Mine and Rainy River Mine. All sites have dedicated community relations teams to regularly interface with nearby communities to identify impacts, risks and opportunities for local communities and Indigenous peoples. Results of this work are also shared with the Technical and Sustainability Committee. In 2021, New Gold reviewed its ERM program to ensure inclusion of sustainability risks (for more information on New Gold ERM program see "*Risk Management and Oversight*" on page 87). Moreover, governance structures for sustainability related topics were reviewed in 2021 to more clearly define the roles and responsibilities of the Technical and Sustainability Committee, the corporate office and mine sites.

The Company reports against the Sustainability Accounting Standards Board ("**SASB**"), the United Nations Sustainability Development Goals ("**UN SDGs**"), and the Local Procurement Reporting Mechanism ("**LPRM**"). In 2022, the Company intends to also report against the Global Reporting Initiative ("**GRI**") and the TCFD described above.

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In 2021, in support of its governance initiatives:

- New Gold identified eight UN SDGs and 11 supporting targets that it currently addresses at its operations.
- New Gold has included four TSM protocols related to GHG emissions, water stewardship and Indigenous and community relations in the 2021 Company Scorecard.
- Among others, New Gold is a member of the Ontario Mining Association; Mining Association of British Columbia; Canadian Industry Partnership for Energy Conservation; Canadian Dam Association; and the Mining Association of Canada.
- New Gold undertook its annual review and training of its Code of Conduct with all employees, which also trains and raises awareness of other New Gold policies such as the Respectful Workplace Policy, Anti-Bribery and Anti-Corruption Policy, Whistleblower Policy and Human Rights Policy.

More information on New Gold's approach to sustainability and ESG can be found at sustainability.newgold.com and in New Gold's annual Sustainability Report.

CORPORATE GOVERNANCE PRACTICES

New Gold has designed and implemented its corporate governance structure with a view to ensuring that its business and affairs are managed and overseen in furtherance of its mission – to be Canada's leading intermediate gold producer, driving responsible and profitable mining in a way that creates sustainable enduring value for New Gold's shareholders, stakeholders and the environment. National Policy 58-201 – *Corporate Governance Guidelines* (the "**Corporate Governance Guidelines**") and National Instrument 58-101 – *Disclosure of Corporate Governance Practices*, along with other applicable regulatory requirements, form the regulatory framework for New Gold's corporate governance practices. As a result, New Gold's corporate governance practices have been, and continue to be, in compliance with applicable Canadian and United States regulatory requirements. New Gold also monitors developments and evolving best practices in Canada and the United States to ensure that its governance policies and practices continue to evolve so as to best serve the Company's mission.

As the overall steward for New Gold's business, the Board has adopted a formal written mandate (the "**Board Mandate**") which sets out its goals, duties and responsibilities. The Board fulfills the Board Mandate and its duties to the Company directly and through its committees at regularly scheduled meetings and as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending on the state of New Gold's affairs and in light of opportunities or risks which New Gold faces. The directors are kept informed of New Gold's operations at these meetings, as well as through reports and discussions with management on matters within their particular areas of expertise.

The CGNC, which is comprised entirely of independent directors, is responsible for assessing the Board's performance in fulfilling the Board Mandate. Specifically, the CGNC reviews with the Board, on a regular basis and at least annually, the role of the Board, the Board Mandate, the charters of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities. When appropriate, the Board Mandate and committee charters are updated to reflect evolving governance practices.

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A copy of the Board Mandate is attached as Schedule B to this Circular. Each of the Board's standing committees has adopted a formal written charter, copies of which are available on New Gold's website at www.newgold.com.

The following is a description of New Gold's corporate governance practices as reported by the CGNC and approved by the Board.

BOARD OF DIRECTORS

Composition of the Board of Directors

Independence of the Board

The Board, in consultation with the CGNC, annually reviews the relationship between each director and the Company in order to determine the independence of each director (within the meaning of the Corporate Governance Guidelines). With the assistance of the CGNC, the Board has considered the relationship between the Company and each of the Nominees and has determined that eight of the nine Nominees are independent for the purposes of the Corporate Governance Guidelines.

Director / Nominee	Relationship	Reason for Non-Independent Status
Renaud Adams	Non-Independent	President and Chief Executive Officer of the Company
Geoff Chater	Independent	N/A – no material relationship
Nick Chirekos	Independent	N/A – no material relationship
Gillian Davidson	Independent	N/A – no material relationship
Jim Gowans	Independent	N/A – no material relationship
Tom McCulley	Independent	N/A – no material relationship
Peggy Mulligan	Independent	N/A – no material relationship
Ian Pearce	Independent	N/A – no material relationship
Marilyn Schonberner	Independent	N/A – no material relationship

A majority of the Board is comprised of independent directors, and each member of the Board's committees is independent. In addition, each committee charter provides for access to information respecting the Company and access to the Company's officers, employees, consultants, external auditors and legal counsel. The committee charters also entitle each committee to engage separate independent counsel and advisors at the expense of the Company, as appropriate.

The Board Mandate provides for *in camera* sessions of the independent directors at each Board meeting (including special meetings). During the year ended December 31, 2021, the Board held *in camera* sessions of the independent directors without the presence of management at each of its meetings. In addition, during the year ended December 31, 2021, all of the committees held *in camera* sessions of the independent committee members without the presence of management at each meeting.

To ensure that the Board as a whole remains appropriately independent of management, the Board has also implemented the following safeguards:

   (a)   the Chair of the Board or any two independent directors may call a Board meeting;

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(b) the compensation of the President and Chief Executive Officer is considered in his absence by the HRCC; and

(c) in addition to the standing committees of the Board, *ad hoc* committees are appointed from time to time, when appropriate.

Areas of Expertise

The Nominees possess a broad range of skills, experience and the expertise necessary to carry out the Board Mandate and meet the needs of the Company. The Board believes that the following skills are of particular importance in addressing the challenges, risks and opportunities facing the Company:

(a) mining industry / operations and/or geology;

(b) capital markets/ finance and/or accounting;

(c) public company boards and/or corporate governance;

(d) Health and Safety ("**HS**") / sustainability and/or risk management;

(e) talent management;

(f) strategic planning and/or mergers and acquisitions;

(g) government relations and/or legal matters; and

(h) capital project management.

The following table shows the areas of experience and expertise that each of the Nominees brings to the Board:

Director	Mining Industry / Operations / Geology	Capital Markets / Finance / Accounting	Public Company Boards / Corporate Governance	HS / Sustainability / Risk Management	Talent Management	Strategic Planning / M&A	Government Relations / Legal Matters	Capital Project Management
Adams	✓		✓	✓	✓	✓	✓	
Chater	✓	✓	✓	✓	✓	✓		
Chirekos	✓	✓	✓	✓		✓		
Davidson	✓		✓	✓			✓	
Gowans	✓		✓	✓	✓	✓	✓	✓
McCulley	✓		✓	✓	✓	✓	✓	✓
Mulligan		✓	✓	✓	✓	✓	✓	✓
Pearce	✓		✓	✓	✓	✓		✓
Schonberner		✓	✓	✓	✓	✓		✓

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Other Public Company Directorships/Committee Appointments

The Company recognizes that there is value in a director serving on the boards of other companies, so long as this service does not give rise to a conflict with the Company's interests. A director's acceptance of additional positions as a corporate director is therefore subject to the prior notification of the Board through either the Chair of the Board or the Chair of the CGNC.

The following table provides details of the directorships and committee appointments held by the Nominees at other public companies as at the date of this Circular. None of the directors and/or Nominees of New Gold serve together as directors on the boards of other public companies. This is consistent with New Gold's Board Guidelines on Term Limits, Retirement, Over-Boarding and Board Interlocks ("**Board Guidelines**"), adopted on February 18, 2021, which do not permit board interlocks except in exceptional circumstances that have been considered by the CGNC and approved by the Board.

Director	Other Public Company Directorships	Other Public Company Committee Appointments
Renaud Adams	Omai Gold Mines Corp. (since 2020)	None
Geoff Chater	None	None
Nick Chirekos	Peabody Energy Corporation (since 2017)	• Chair of Audit Committee • Nominating and Corporate Governance Committee
Gillian Davidson	Lundin Gold Inc. (since 2021)	• Chair of Sustainability Committee
	Central Asia Metal Limited (since 2019)	• Chair of Sustainability Committee • Technical Committee
Jim Gowans	Marathon Gold Corporation (since 2020)	• Chair of Technical Committee
	Trilogy Metals Inc. (since 2019)	• Chair of Human Resources and Compensation Committee • Technical Committee
	Cameco Ltd. (since 2009)	• Chair of Safety, Health and Environment Committee • Reserves Oversight Committee • Audit and Finance Committee
Tom McCulley	None	None
Peggy Mulligan	Canadian Western Bank (since 2017)	• Risk Committee • Audit Committee
Ian Pearce	NextSource Materials Inc. (since 2021)	• Audit Committee • Governance Committee • Sustainability Committee
	Northland Power Inc. (since 2020)	• Audit Committee • Governance and Nominations Committee
	Metso Outotec Corporation (since 2015)	• Audit and Risk Committee
Marilyn Schonberner	Wheaton Precious Metals Corp. (since 2018)	• Audit Committee • Human Resources Committee

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The Board Guidelines also provide that, as a general rule, each non-management director may not serve on more than three other public company boards of directors unless the Board determines it is in the best interests of the Company to exempt a director from this guideline.

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair and may enhance the ability of such directors to effectively serve on New Gold's Audit Committee. However, in light of the workload associated with being a member of a public company audit committee, the Company's Board Guidelines provide that Audit Committee members should not sit on the audit committees of more than two other public companies.

Position Descriptions

The Board has developed a written position description for the Chair of the Board and the chair of each Board committee as detailed in the Board Mandate. In addition to the Board Mandate, the chair of each Board committee acts within the parameters set by their respective committee charters. The Board has also developed a written position description for the President and Chief Executive Officer. A brief description of the roles of the President and Chief Executive Officer and the Chair of the Board is set out below.

President and Chief Executive Officer

The President and Chief Executive Officer's role is to provide leadership and overall management of the Company's operations, including fostering a high performance culture consistent with New Gold's values, and to act as a key corporate representative in dealing with shareholders, analysts, the government and other stakeholder groups. Among other things, the President and Chief Executive Officer's responsibilities include:

(a)   developing, with input from the Board, and executing the Company's strategic plan;

(b)   establishing current and long-term objectives, and periodic business, capital and operating plans and budgets;

(c)   overseeing all of New Gold's operations and business activities;

(d)   developing and maintaining an effective organizational structure;

(e)   ensuring the principal business risks and controls of the Company are identified and managed, and overseeing the implementation of effective control, monitoring and performance standards and systems;

(f)   engaging with the Chair of the Board, and the chair of each Board committee on key matters that require Board approval, and providing timely information to the Board and its committees to enable them to effectively discharge their obligations; and

(g)   making recommendations to the Board on salary, bonuses and LTI amounts for the officers, and equity-based compensation for employees.

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Chair of the Board

The Board has appointed Ian Pearce, an independent director, as its Chair. He works closely with the standing committees of the Board on matters relating to compensation, finance, strategy and corporate governance. The Chair of the Board provides leadership and advice to directors in discharging their duties, including by, among other things, promoting cohesiveness among the directors, ensuring that the responsibilities of the Board and its committees are well understood and carried out by the directors, and communicating with directors between meetings.

The Chair of the Board assists the Board in discharging its stewardship function, including by:

(a) presiding over all meetings of shareholders of the Company;

(b) together with the Chair of the CGNC, reviewing the committees of the Board, and the composition and chairs of such committees;

(c) together with the Chair of the CGNC, ensuring that the Board, committees of the Board, individual directors and senior management of New Gold understand and discharge their duties and obligations under New Gold's system of corporate governance; and

(d) consulting with committee chairs and overseeing and monitoring the work of committees of the Board.

In connection with meetings of the directors, the Chair of the Board is responsible for the following:

(a) scheduling meetings, including *in camera* sessions;

(b) coordinating with the chairs of the committees of the Board to schedule meetings of the committees;

(c) coordinating the appointment of *ad hoc* or special committees of the Board as and when required;

(d) reviewing items of importance for consideration by the Board;

(e) ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of New Gold;

(f) setting the agenda for meetings of the Board;

(g) monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations, including the Board's access to appropriate members of management and employees as required or appropriate;

(h) acting as the principal liaison between the Board and the Chief Executive Officer;

(i) ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

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(j)   presiding over meetings of the directors, including *in camera* sessions of the independent directors; and

(k)   encouraging free and open discussion at meetings of the Board.

Committees of the Board

The Board has the following four standing committees:

(a)   the Audit Committee;

(b)   the HRCC;

(c)   the CGNC; and

(d)   the Technical and Sustainability Committee.

Each committee reports directly to the Board.

The current membership of each standing committee of the Board is set out in the table below. From time to time, when appropriate, *ad hoc* committees of the Board may be established by the Board.

Board Committee	Committee Members	Status
Audit Committee	Marilyn Schonberner (Chair)	Independent
	Geoff Chater	Independent
	Peggy Mulligan	Independent
Human Resources and Compensation Committee	Peggy Mulligan (Chair)	Independent
	Nick Chirekos	Independent
	Tom McCulley	Independent
Corporate Governance and Nominating Committee	Nick Chirekos (Chair)	Independent
	Gillian Davidson	Independent
	Marilyn Schonberner	Independent
Technical and Sustainability Committee	Gillian Davidson (Chair)	Independent
	Jim Gowans	Independent
	Geoff Chater	Independent
	Tom McCulley	Independent

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Audit Committee

The Audit Committee is comprised of three directors who satisfy the independence, financial literacy and experience requirements prescribed by National Instrument 52-110 – *Audit Committees*, U.S. *Sarbanes-Oxley Act of 2002* and Rule 10A-3 under the *Securities Exchange Act of 1934*. The overall purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to accounting, auditing, financial reporting and internal control processes by, among other things: (i) ensuring the integrity of the financial statements and financial reporting of the Company; (ii) overseeing compliance with related legal and regulatory requirements; (iii) ensuring the overall adequacy and maintenance of the systems of internal controls and disclosure controls and procedures that management has established; and (iv) maintaining overall responsibility for the Company's external and internal audit processes, including the external auditor's qualifications, independence and performance.

Further information regarding the Audit Committee is contained in New Gold's latest AIF under the heading "*Audit Committee*", and a copy of the Audit Committee charter is attached as a schedule to the AIF. The AIF is available under New Gold's profile on SEDAR at www.sedar.com.

Human Resources and Compensation Committee

As described under the heading "*Statement of Executive Compensation – Composition and Role of the Human Resources and Compensation Committee*" on page 29, the HRCC is comprised of three independent directors. Its overall purpose is to assist the Board in fulfilling its oversight responsibilities with respect to human capital, human resources and compensation matters, including: (i) establishing and monitoring guidelines and practices with respect to compensation and benefits provided by the Company to its employees; (ii) overseeing the Company's equity-linked compensation plans for employees; (iii) ensuring the human resources strategy supports execution of the Company's strategic plan; and (iv) monitoring the Company's significant policies, programs and practices related to human resources, including recruitment, training, development, career planning, performance management, succession planning and corporate culture.

Corporate Governance and Nominating Committee

The CGNC is comprised of three independent directors. Its overall purpose is to assist the Board in fulfilling its oversight responsibilities with respect to corporate governance matters, including: (i) providing a focus on corporate governance that will enhance corporate performance and the long term viability of the Company; (ii) assisting the Company in carrying out its corporate governance responsibilities under applicable laws and stock exchange requirements; (iii) establishing criteria for Board and committee membership, making recommendations with respect to the composition of the Board and its committees and, as circumstances arise, assessing director performance; (iv) assisting the Board in its overall oversight of the adequacy and effectiveness of the Company's enterprise risk management framework and program; and (v) establishing a process for the identification, selection and nomination of new directors when vacancies arise.

Technical and Sustainability Committee

The Technical and Sustainability Committee is comprised of four independent directors, each of whom has a strong operational or sustainability background. The overall purpose of the Technical and Sustainability Committee is to assist the Board in fulfilling its oversight responsibilities with respect to major technical and operational matters and the Company's Sustainability Strategy and objectives, including: (i) reviewing and monitoring the policies and activities of the

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Company as they relate to operations and production; (ii) overseeing exploration activities and mineral reserve and resource estimates; and (iii) overseeing the Company's Sustainability Strategy and objectives, including health, safety, the environment and relations with communities and Indigenous peoples.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year and as otherwise required. The Board committees each meet on a quarterly basis, or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of each meeting agenda depend on the business and affairs that New Gold faces from time to time. Directors may also attend informal updates by management from time to time where no formal business is conducted. During 2021, the Board met nine times, the Audit Committee met five times, the HRCC met four times, the CGNC met four times and the Technical and Sustainability Committee met four times. Below are details regarding director attendance at Board and committee meetings held during the year ended December 31, 2021. It is also noted that the directors generally attend all committee meetings held in conjunction with Board meetings; however, the attendance table below only reflects attendance at meetings for which the director was required to attend as a committee member.

Director[1]	Board	Audit Committee	Human Resources and Compensation Committee	Corporate Governance and Nominating Committee	Technical and Sustainability Committee	Total Board/ Committee Attendance
Renaud Adams	9 of 9	-	-	-	-	9 of 9 (100%)
Geoff Chater	4 of 4	3 of 3	-	-	2 of 2	9 of 9 (100%)
Nick Chirekos	9 of 9	2 of 2	2 of 2	4 of 4	-	17 of 17 (100%)
Gillian Davidson	8 of 9	-	-	4 of 4	4 of 4	16 of 17 (94%)
Jim Gowans	9 of 9	-	2 of 2	-	4 of 4	15 of 15 (100%)
Tom McCulley	3 of 4	-	2 of 2	-	1 of 2[2]	6 of 8 (75%)
Peggy Mulligan	9 of 9	5 of 5	2 of 2	2 of 2	-	18 of 18 (100%)
Ian Pearce	9 of 9	-	2 of 2	-	2 of 2	13 of 13 (100%)
Marilyn Schonberner[3]	8 of 9	5 of 5	2 of 2	2 of 2	-	17 of 18 (94%)

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(1) *Attendance by each director at Board and committee meetings is based on the number of meetings held during the period of the year during which the director was a member of the Board and/or the applicable committee. Mr. Chater and Mr. McCulley joined the Board following their election at the Company's 2021 annual general meeting of shareholders on May 4, 2021, and various changes to the membership of the Board's standing committees were approved by the Board on that date. The membership of the committees changed on that as follows and remained the same for the balance of the year:*

Committee Membership and Applicable Changes	
Audit Committee:	*Prior to May 4, 2021: Marilyn Schonberner (Chair), Peggy Mulligan and Nick Chirekos*
	After May 4, 2021: Marilyn Schonberner (Chair), Peggy Mulligan and Geoff Chater
CGNC:	*Prior to May 4, 2021: Peggy Mulligan (Chair), Gillian Davidson and Nick Chirekos*
	After May 4, 2021: Nick Chirekos (Chair), Gillian Davidson and Marilyn Schonberner
HRCC:	*Prior to May 4, 2021: Jim Gowans (Chair), Ian Pearce and Marilyn Schonberner*
	After May 4, 2021: Peggy Mulligan (Chair), Nick Chirekos and Tom McCulley
Technical and Sustainability Committee:	*Prior to May 4, 2021: Gillian Davidson (Chair), Ian Pearce and Jim Gowans*
	After May 4, 2021: Gillian Davidson (Chair), Geoff Chater, Jim Gowans and Tom McCulley

(2) *Mr. McCulley was unable to attend a Technical and Sustainability Committee meeting due to illness.*

(3) *Ms. Schonberner recused herself from particpating in a Board meeting relating to the sale of the Blackwater Project gold stream to Wheaton Precious Metals Corp. due to her position as a director of both Wheaton Precious Metals Corp. and the Company. For more information on how New Gold deals with conflicts of interests, please see "Director Conflicts of Interest and Related-Party Transactions" on page <u>86</u>.*

As set out in the Board Mandate, Board members are expected to: attend all meetings of the Board in person or by telephone or other electronic communications device that permits all members in the meeting to speak and to hear each other; to devote the necessary time and attention to the work of the Board; and to have reviewed Board materials in advance and be prepared to discuss such materials.

BOARD AND MANAGEMENT DIVERSITY

New Gold recognizes the benefits of having a diverse Board and management group and seeks to increase diversity amongst its directors and management. To this end, New Gold has adopted a written corporate Diversity Policy, the objective of which is to increase diversity at both the Board and management levels. Three of the nine Nominees (33%) to the Board are female. Also, two members of New Gold's seven-member management team (28.5%) are female and two members (28.5%) meet other diversity criteria set out in the Diversity Policy.

Category	March 2022		March 2021		March 2020	
	Number	Percentage	Number	Percentage	Number	Percentage
Board of Directors	3 of 9	33%	3 of 9	33%	3 of 7	43%
Management Team	2 of 7	28.5%	3 of 8	37.5%	1 of 6	17%

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At the Board level, the Diversity Policy requires the Board and the CGNC to consider the benefits of diversity, and the diversity of Board members, in reviewing Board succession, composition and assessing Board effectiveness. It further provides that all Board appointments will be made on merit, based on the skills, experiences, functional expertise, independence, knowledge and personal and other qualities that the Board as a whole requires to be effective, with due regard to the benefits of diversity (including the level of representation of women and people of diverse race and ethnicities on the Board). The Diversity Policy includes an annual review of the level of representation of women and other diverse candidates on the Board, and the effectiveness of the Diversity Policy, which is assessed based on the number of female and other diverse candidates identified, the number of such candidates that advance in the director selection process and the number that are ultimately appointed or nominated to the Board. When identifying new candidates to recommend for appointment or election to the Board, the Diversity Policy requires the Board (or the CGNC) to consider engaging qualified external advisors to conduct a search for candidates that meet the Board's criteria. If external advisors are engaged, they will be instructed to put forward a diverse selection of candidates, including female candidates.

At the senior management level, in evaluating and considering candidates, New Gold will, among other things, (a) consider only candidates who are highly qualified based on their experience, knowledge, personal skills and qualities; (b) consider diversity criteria including gender, race, ethnicity, age, religion, sexual orientation and disability; (c) consider the level of diversity in senior leadership positions; and (d) when appropriate, engage qualified external advisors to conduct a search for candidates who meet New Gold's skills and diversity criteria to help achieve greater diversity in senior management. New Gold also participates in the International Women in Mining mentoring program that provides mentoring opportunities for female staff across the organization and also provides female corporate employees with membership in Women in Mining Toronto.

New Gold does not support the adoption of quotas to support the Diversity Policy. All Board and senior management appointments will be made based on merit, having regard to the skills, experience, independence, knowledge and other qualities that the Board and senior management as a whole require to be effective, with due regard for the benefits of diversity.

The CGNC and the Board will continue to consider evolving corporate governance and diversity practices among other issuers and in other jurisdictions as they develop, with a view to ensuring that New Gold maintains its track record of gender diversity and its practices continue to be representative of sound corporate governance practices.

In 2021, New Gold formally implemented a company-wide Anti-Racism Policy to support diversity and inclusion in the Company. For more details on New Gold's Anti-Racism Policy, see "*Sustainability and ESG*" above.

BOARD OF DIRECTORS GOVERNANCE

Director Term Limits and Retirement

The Board adopted the Board Guidelines which set out, among other things, general principles by which the Board will approach term limits for directors.

The Board seeks to bring fresh thinking and new perspectives to the Board while maintaining an appropriate degree of continuity. In furtherance of these objectives, the Board will generally not nominate for re-election any non-

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management director if the director will have completed ten years of service as a member of the Board or will have attained the age of 72, in each case, on or prior to the date of the election as to which the nomination relates. However, if the Board nominates a person who is older than 65 years of age, that person may be permitted to serve for at least seven years, regardless of their age. There should be no expectation that a director will serve on the Board for the periods contemplated by these guidelines.

Notwithstanding the foregoing, the Board may exercise discretion to exempt a director from the term and retirement age guidelines set out in these Board Guidelines where it determines, in the exercise of its fiduciary duty, that granting such an exemption is in the best interests of the Company. The current average term of the Company's directors is three years and the average age of New Gold's directors is 59.

Orientation and Continuing Education

In connection with its formal onboarding process, the Board, together with the Chair of the CGNC, is responsible for ensuring that new directors are provided with an orientation and education program. The orientation and education program includes, among other things, providing the director with information about the duties and obligations of directors and the business and operations of the Company, as well as a number of different documents, such as the Company's Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy, constating documents, most recent sustainability report and minutes and other documents from recent Board and committee meetings.

With respect to ongoing director education, the Chair of the CGNC, in conjunction with the Chair of the Board, is responsible for ensuring that:

(a) all directors receive updates to Company policy documents and information related to changes to applicable laws and stock exchange requirements, including major public policy and regulatory initiatives relating to the Company's business;

(b) regular discussions relating to corporate governance issues and directors' duties are conducted at Board meetings;

(c) the Company's policies are reviewed and updated by the Board as new rules or circumstances dictate; and

(d) appropriate funding is available to directors to attend external seminars or conferences relevant to their positions as directors of the Company.

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As part of the Company's ongoing director education program, the Company conducted the following director education sessions:

Date	Topic	Presented By	Attendance
May 2021	ESG in Financial Reporting and Disclosure	Davies Ward Phillips & Vineberg LLP and Deloitte LLP	Mr. Adams, Mr. Chater, Mr. Gowans, Mr. McCulley, Ms. Mulligan, Mr. Pearce and Ms. Schonberner
August 2021	Key Issues and Considerations in Public Disclosure	Davies Ward Phillips & Vineberg LLP	Mr. Adams, Mr. Chater, Mr. Chirekos, Mr. Gowans, Mr. McCulley, Ms. Mulligan, Mr. Pearce and Ms. Schonberner
August 2021	Report on 2021 Annual General Meeting and AGM Trends	Kingsdale Advisors	All Directors
August 2021	Gold Industry Market Update	RBC Capital Markets	All Directors
February 2022	Perspectives on Shareholder Activism	BMO Capital Markets	All Directors

The Board also regularly receives presentations on industry trends from the Company's auditors in the Company's Audit Committee meetings, which are generally attended by all directors, and the Company maintains memberships for all directors with the Institute of Corporate Directors, which offers professional development and continuing education programs. New Gold is planning additional director education programs in 2022.

The Board seeks to have annual site visits. The last site visit was to the New Afton Mine in 2019. Travel restrictions related to COVID-19 prevented site visits in 2020 and 2021; however, a visit to the Rainy River Mine is being planned for 2022.

The Board has access to such officers and employees of the Company, its external auditors, its legal counsel and to all such information respecting the Company as the Board considers to be necessary or advisable in order to perform its duties and responsibilities. Directors may arrange meetings with officers and employees of the Company, its external auditors and its legal counsel either directly or through the Chair, the President and Chief Executive Officer or the Corporate Secretary. Management provides briefings to directors with respect to the business and operations of the Company at every regularly scheduled Board meeting.

Board and Director Assessments

The CGNC, in conjunction with the Board, is responsible for reviewing, on an annual basis, the Board Mandate and the charter of each Board committee and the methods and processes by which the Board fulfills its duties and responsibilities.

In addition, the CGNC is responsible for administering a Board and director evaluation process, which culminates in the CGNC preparing and delivering a final report with recommendations to the Board. To fulfil this aspect of its mandate, the Chair of the CGNC conducts a one-on-one discussion with each independent director, and the independent directors

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meet as a group to discuss matters related to Board performance. The basis of these one-on-one and group discussions is a set of written questions that is approved by the CGNC in advance, regarding the performance and effectiveness of the Board, the Chair of the Board, Board committees, Board and committee meetings and the Board's engagement with management. The discussions also elicit additional input on a variety of Board governance matters, including strategic matters overseen by the Board, Board composition, Board diversity and director education programs. The results of this evaluation process are reported to the Board with any recommendations, which are discussed and implemented, as appropriate.

The process described above is undertaken annually, though given the Board's small size and active engagement, Board effectiveness is a subject of ongoing discussion among the independent directors.

Nomination of Directors

The CGNC, which is comprised entirely of independent directors, annually identifies, prioritizes and reviews the skills, expertise and other qualities that the Board as a whole should possess. Through this process, the CGNC identifies areas that could be supplemented by new directors relative to the skills, expertise and other qualities of the existing directors. Following this review, the CGNC is responsible for recommending to the Board appropriate criteria for the selection of new directors and, in consultation with the Board, establishing a process for selecting new Board members. While the CGNC has the primary responsibility for identifying prospective Board members, all qualified candidates proposed are considered by the Board.

To encourage an objective nominating process when considering potential Board nominees, the CGNC takes into account a number of factors, which may include, among others, the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of New Gold, the composition of the Board and the degree of diversity (including gender) among the directors, the individual's direct experience with public companies in general and mining companies in particular, as well as the ability of the candidate's skills, experience and other qualities to complement those of existing members of the Board.

The CGNC uses the following process to identify and nominate highly qualified and dedicated director candidates for election to the Board:

(a)   The Chair of the Board, the Chair of the CGNC or other members of the Board identify the need to add new Board members, with careful consideration of the mix of skills, experience and other qualities (including diversity, with particular emphasis on gender diversity, and tenure) represented on the Board.

(b)   The CGNC coordinates the search for qualified candidates with input from management and other Board members. To assist in the identification of prospective director candidates, the CGNC may engage qualified external advisors to conduct a search if the CGNC deems such engagement necessary. The search for qualified candidates will be carried out having regard to the Diversity Policy.

(c)   Selected members of the Board will interview prospective candidates. The CGNC may, to the extent it deems appropriate, consult with significant shareholders of the Company or other stakeholders as part of the process of nominating new directors.

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(d)   The CGNC will recommend a nominee and seek full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the shareholders.

Shareholder Communication and Engagement

In order to allow shareholders to provide timely and meaningful feedback to the Board, the Board has adopted a formal Board Shareholder Communication and Engagement Policy (the "**Shareholder Engagement Policy**"), which is available on the Company's website at www.newgold.com. In addition to addressing the Company's policies with respect to shareholder communications, under the Shareholder Engagement Policy, members of the Board may be authorized to meet with New Gold shareholders, shareholder organizations and governance groups. The intent of these discussions is for the Board to listen to New Gold shareholders and to explain publicly available information. All discussions are subject to the obligation not to make selective disclosure of a material fact or material change. In addition to responding to inbound shareholder requests for meetings, the Company regularly engages in proactive shareholder engagement events with its major shareholders, including by way of roundtable discussions, investor days, roadshows, one-on-one in-person or telephone meetings, virtual meetings or via other forums.

Generally, appropriate topics for discussion between the Board and shareholders may include:

- Board and committee structure and composition (including diversity, tenure and independence);
- Board, committee or director performance;
- Board and executive succession planning;
- Chief Executive Officer performance;
- corporate governance practices and disclosure;
- oversight of the Company's strategy, environmental, social and sustainability stewardship and risk management framework;
- general Board oversight (including auditing, audit quality and internal controls);
- executive compensation; and
- any shareholder proposals.

The Board member(s) present are required to report to the Chair of the Board on the outcome of any such meetings. During 2021, the Chair of the Board met and engaged in discussions with several of the Company's largest shareholders. Following these discussions, the Chair of the Board conveyed the shareholder perspectives gained from those meetings to the Board.

The Board has designated the Corporate Secretary as its agent to receive communications and meeting requests addressed to the Board or any individual director. Communications to the Board from shareholders and other interested parties should be directed to:

Board of Directors of New Gold Inc.
c/o Corporate Secretary
New Gold Inc.
181 Bay Street, Suite 3320
Toronto, Ontario M5J 2T3

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Email: general.counsel@newgold.com

ETHICAL BUSINESS CONDUCT

Code of Business Conduct and Ethics

The Company has a written Code of Business Conduct and Ethics ("**Code**") for the directors, officers and employees of New Gold and its subsidiaries. The Board most recently reviewed the Code on November 24, 2021. A copy of the Code is posted on New Gold's website at www.newgold.com.

All directors, officers and employees are expected to comply with and sign off annually on the Code, which reaffirms the Company's high standards of business conduct. The Code is part of New Gold's continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

The Board monitors compliance with the Code generally and reviews the Code on an annual basis to determine whether any changes are necessary or desirable. At least annually, each director is required to certify whether he or she has been in compliance with the Code in respect of his or her role as a director of the Company and whether he or she is aware of any possible violation of the Code that was not raised with the General Counsel or other member of senior management of the Company during the period since the prior certification.

Under the Code, officers and directors of New Gold are expected to report potential violations of the Code involving officers or directors to the Chair of the Audit Committee.

In the unlikely event of a waiver of the Code, any such waiver for a director or executive officer must be approved by the Board (or a designated committee) and such waiver will be disclosed to shareholders as required by applicable law. The Board did not grant any waiver of the Code to any director or executive officer during 2021 or during the past 12 months.

Director Conflicts of Interest and Related-Party Transactions

New Gold has implemented certain procedural safeguards to ensure that any conflicts of interest or related-party transactions are identified and addressed in accordance with its Code and other corporate governance documents and applicable laws. Among the duties of the CGNC set out in its charter, the CGNC is responsible for assessing and managing any actual or perceived conflicts of interest by members of the Board and assessing related-party transactions involving directors. In the event of a conflict of interest or related-party transaction, in addition to the statutory responsibilities of directors to disclose all actual or potential conflicts of interest and generally to refrain from voting on matters in which the director has a conflict of interest or is a related party, a director is required to recuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest, being a related party or which otherwise affects his or her personal, business or professional interest. The *Business Corporations Act* (British Columbia) does, however, contain certain exemptions for specified situations, including certain contracts or transactions with wholly-owned subsidiaries of New Gold, a contract of indemnity or insurance for the director, and agreements relating to the compensation of the director in his or her capacity as a director, officer or employee of New Gold or an affiliate. In 2021, Ms. Schonberner declared a conflict of interest and recused herself from

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particpating in discussion of, and voting on, the sale to Wheaton Precious Metals Corp. of the Artemis Gold Blackwater Project gold stream due to her position as a director of both Wheaton Precious Metals Corp. and the Company.

The Company's Code also governs conflicts of interest and requires directors, officers and employees of the Company to disclose any relationship that could create, or reasonably be perceived as creating, a conflict of interest. Pursuant to the Code, any actual, apparent or potential conflict of interest involving a director or officer must be reported to the Chair of the Audit Committee. In addition, each year directors are required to complete questionnaires in which they identify the names of their related parties and any existing or potential related-party transactions or conflicts of interest that could be material to New Gold. Where appropriate, the Board can form a committee of independent directors to review any material conflicts of interest or related-party transactions.

Whistleblower Policy

New Gold has adopted a Whistleblower Policy which allows its directors, officers, employees and contractors who feel that a violation of the Code or the Company's Anti-Bribery and Anti-Corruption Policy has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report their concerns to their immediate supervisor, to anonymously report such violation to the Chair of the Audit Committee in writing (or to the Chair of the Board if the concern deals with the Chair of the Audit Committee), or through an external hotline service provider, by telephone, by email or online. Concerns are reviewed by the Chair of the Audit Committee in the manner deemed to be appropriate based on the nature and merits of the submission and with the assistance and direction of whomever the Chair of the Audit Committee deems appropriate.

RISK OVERSIGHT AND MANAGEMENT

The Board has responsibility for identifying and understanding the principal risks of the Company's business. Performance of this obligation is supplemented by the Board's standing committees, each of which has oversight over the risks related to its mandate and are comprised solely of independent members. Top risks in the Company's enterprise risk management ("**ERM**") program are presented to the Board on a quarterly basis. In addition, the CGNC reviews and reports to the Board on the overall adequacy and effectiveness of the Company's ERM framework and program, including management's programs and processes for identifying, assessing, managing and disclosing identified risks relating to the Company's business, at least once per year.

New Gold maintains an ERM program aimed at actively identifying, assessing and mitigating the Company's top risks. Each operating mine has a risk committee that is responsible for maintaining a risk register for the site. Senior management also comprises a corporate risk committee that maintains a corporate risk register. The corporate risk committee also reviews the site risk registers. Each risk register assesses both the likelihood of a risk and the potential consequences, and also identifies mitigation actions. For example, in connection with the growing number of risks and concerns relating to information technology ("**IT**") and cyber security, the Company has listed IT and cyber security threats as a risk in its risk register, assessed the potential and likelihood that associated impacts could come to pass, assigned a risk owner for monitoring such risk and identified opportunities and actions for improvement. The Audit Committee reviews the Company's approach to IT and cyber security on an annual basis. The site and corporate risk committees meet at least once each quarter to assess any changes to the likelihood, consequences or mitigation actions

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for each risk. Top risks are identified through this process and reported to the Board on a quarterly basis, together with a discussion of strategic opportunities and issues. The CGNC reviews the ERM program once per year as well.

New Gold assesses sustainability risks, including risks relating to climate change, as part of this ERM program. Through this process, New Gold has adopted a number of initiatives aimed at mitigating sustainability risks which are discussed above under the heading "*Sustainability and ESG*". As noted above, New Gold also assesses IT and cyber security risks as part of the ERM program. While the Company has not experienced a material IT or cyber security breach in the past three years, as part of its annual Code of Business Conduct and Ethics training program in 2020 and 2021, IT and cyber security was a primary area of employee training, and the Company has implemented a human focused security and training system that proactively tests and targets users for cyber security awareness and training. In an effort to mitigate any IT or cyber security risks and the impacts thereof, the Company maintains a standalone cyber liability insurance policy and regularly tests its cyber security postures, both internally and via a third-party cyber security specialist, to confirm its security standards and identify areas of improvement in accordance with best practices.

OTHER INFORMATION

Indebtedness of Directors and Executive Officers

None of New Gold's directors, Nominees, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date of this Circular, or has been, during the year ended December 31, 2021, indebted to New Gold or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by New Gold or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

Other than the election of directors, none of the following persons have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting: (a) a director or executive officer of New Gold who has held such position at any time since January 1, 2021; (b) each Nominee; or (c) an associate or affiliate of a person listed in (a) or (b).

Interest of Informed Persons in Material Transactions

Other than as described under the heading "*Director Conflicts of Interest and Related Party Transactions*" in this Circular, since January 1, 2021, no informed person (as defined in National Instrument 51-102 – *Continuous Disclosure Obligations*) of New Gold, Nominee, or associate or affiliate of any informed person or Nominee, has or had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect New Gold or any of its subsidiaries.

Other Matters

At the time of printing this Circular, management of New Gold does not know of any matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters

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properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote on such matters in accordance with their best judgment.

Additional Information

Additional information regarding New Gold and its business activities, including New Gold's annual financial statements and related MD&A for its most recently completed financial year, is available on SEDAR at www.sedar.com under New Gold's profile, on the United States Securities and Exchange Commission's website at www.sec.gov and on New Gold's website at www.newgold.com. Following the Meeting, the voting results for each item on the proxy will be available on SEDAR at www.sedar.com under New Gold's profile. Shareholders may also contact New Gold by phone at 1-833-324-6018 or by email at info@newgold.com to request copies of these documents, which will be provided free of charge.

DIRECTORS' APPROVAL

The contents of this Circular and its distribution to the shareholders of New Gold have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS



Ian Pearce
Chair of the Board

Toronto, Ontario
March 18, 2022

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SCHEDULE A – EQUITY COMPENSATION PLANS

New Gold has three equity compensation plans: the Stock Option Plan, the Long Term Incentive Plan and one historical stock option plan. There are no options outstanding, and the Board does not intend to grant any new options, under the historical stock option plan.

STOCK OPTION PLAN

The Stock Option Plan was adopted by the Board on March 3, 2011, and was subsequently approved by shareholders on May 4, 2011, and then reapproved on April 30, 2014, April 26, 2017, and May 20, 2020. As at March 14, 2022, a total of 7,043,152 Options (representing 1.03% of the issued and outstanding Shares of New Gold) were outstanding under the Stock Option Plan. The annual "burn rate" for the Stock Option Plan (number of Options granted under the plan in a year divided by the weighted average number of Shares outstanding in that year) was 0.35%, 0.34% and 0.25% for 2019, 2020 and 2021, respectively. In 2021, a total of 1,723,011 Options were granted (representing 0.25% of the issued and outstanding Shares as at December 31, 2021).

The following is a summary of the principal terms of the Stock Option Plan. Subject to the provisions of the Stock Option Plan, the Board has the authority to determine the terms, limitations, restrictions and conditions applicable to the vesting or to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed on the sale or other disposition of Shares acquired on the exercise of the Option.

Eligibility

Options may be granted to directors (subject to certain limits on grants to non-employee directors), employees, officers or eligible contractors of New Gold or its affiliates (collectively, "**Eligible Persons**"). During the year ended December 31, 2021, the Company did not grant any Options to the non-executive directors.

Vesting

All Options granted under the Stock Option Plan have been granted on the basis they will vest as to one-third of the number granted on the first anniversary of the grant date, one-third on the second anniversary and one-third on the third anniversary. The Board establishes the vesting and other terms and conditions for an Option at the time the Option is granted. In the event of a Change of Control, the Board may, in its discretion, accelerate the vesting of all unvested Options.

Awards under the Stock Option Plan to executive officers are subject to the Company's Executive Compensation Clawback Policy.

Securities Issuable under the Stock Option Plan

The aggregate number of Shares of New Gold reserved for issuance for all Options granted under the Stock Option Plan and for all other security-based compensation arrangements of the Company, other than the Long Term Incentive Plan, must not exceed 3.5% of the Shares issued and outstanding (on a non-diluted basis) at the time of granting the Option.

The total number of Shares issuable to any one person under the Stock Option Plan, together with any Shares reserved for issuance to such participant under any security-based compensation arrangements, may not exceed 34,062,592

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Shares, representing 5% of the Shares issued and outstanding (on a non-diluted basis) on the date of the grant. In addition, the Stock Option Plan limits Option grants to non-employee directors to the lesser of (i) 1% of Shares issued and outstanding (on a non-diluted basis) at the time of grant, and (ii) an annual value of $100,000.

Limits on Securities Issuable to Insiders

The Stock Option Plan (a) limits the aggregate number of Shares issuable to insiders under any equity-based compensation plan to 10% of the Shares issued and outstanding (on a non-diluted basis) at the time of grant, and (b) limits the number of Shares issued to insiders in any one-year period under any equity-based compensation plan to 10% of the Shares issued and outstanding (on a non-diluted basis).

Exercise Price

The Board establishes the exercise price of an Option at the time the Option is granted, but it may not be less than the volume weighted average trading price of the Shares of New Gold on the TSX for the five trading days ending on the last trading date immediately before the date of grant.

Term and Termination of Options

Options granted must be exercised no later than five years after the date of grant or such lesser period as the Board may approve at the time of grant. However, in the event that any Option expires during, or within 48 hours after, a Company-imposed blackout period on the trading of securities of the Company, such expiry will be extended to the tenth day after the end of the blackout period.

If an Option holder ceases to be an Eligible Person for any reason other than death, retirement or termination for cause, the holder's vested Options will be cancelled 90 days after he or she ceases to be an Eligible Person unless otherwise determined by the Board or provided in the holder's employment agreement, but in no case will such date exceed the original expiry date of the Option. Options that have not vested when the holder ceases to an Eligible Person will be cancelled, unless otherwise determined by the Board. The applicable termination date on which an employee subject to Canadian law ceases to be an Eligible Person is the later of the last day worked and the end of the applicable statutory notice period.

If an Option holder is terminated for cause, all vested and unvested Options will be cancelled immediately after the holder ceases to be an Eligible Person.

If an Option holder retires or dies, all unvested Options will vest on the date the holder ceases to be an Eligible Person due to retirement or death and will be cancelled 180 days after the holder's retirement or death, unless otherwise determined by the Board, but in no case will such date exceed the earlier of the original expiry date of the Option or 12 months following the retirement or death of the holder.

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Assignability

Options are non-assignable and non-transferable by a holder, except for assignment to a Permitted Assign (as such term is defined in the Stock Option Plan). Options are exercisable only by the applicable Eligible Person during the lifetime of the applicable Eligible Person and only by the Eligible Person's legal representative after the death of the Eligible Person.

Amendment Provisions

Subject to any applicable regulatory or stock exchange requirements or restrictions in the Stock Option Plan, the Board may at any time and without shareholder approval, terminate the Stock Option Plan or amend the provisions of the Stock Option Plan, or the terms of any Options granted, including, without limitation, making amendments:

(ii)   to Section 2.3 of the Stock Option Plan relating to the exercise of Options, including by the inclusion of a cashless exercise feature whereby payment is in cash or Shares or otherwise;

(iii)   deemed by the Board to be necessary or advisable because of any change in applicable laws;

(iv)   to the definitions section of the Stock Option Plan;

(v)   to the Change of Control provisions provided for in Section 3.1 of the Stock Option Plan;

(vi)   to Section 1.3 of the Stock Option Plan relating to the administration of the Stock Option Plan;

(vii)   to the vesting provisions of any outstanding Options;

(viii) to postpone or adjust any exercise of any Option or the issuance of any Shares pursuant to the Stock Option Plan as the Board in its discretion may deem necessary in order to permit the Company to effect or maintain registration of the Stock Option Plan or the Shares issuable pursuant to the Stock Option Plan under the securities laws of any applicable jurisdiction, or to determine that the Shares and the Stock Option Plan are exempt from such registration; and

(ix)   fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of an exchange, including amendments of a "clerical" or "housekeeping" nature and amendments to ensure that the Options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Eligible Person may from time to time be resident or a citizen.

The Stock Option Plan may, however, not be amended to effect any of the following without the approval of a majority of shareholders voting at a shareholders' meeting:

(i)   increase the maximum number of Shares which may be issued under the Stock Options Plan;

(ii)   increase the ability of the Board to amend the Stock Option Plan without shareholder approval;

(iii)   amend the definition of "Eligible Persons" and "Permitted Assigns";

(iv)   reduce the exercise price of any Option;

(v)   amend Section 2.5 of the Stock Option Plan relating to the transferability of any Option; or

(vi)   amend the term of any Option.

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In addition, the Board may not amend the Stock Option Plan to increase insider participation limits without first having obtained the approval of a majority of shareholders voting at a shareholders' meeting, excluding Shares voted by insiders who are Eligible Persons.

The Board may also amend the terms of any Option as long as it does not materially and adversely alter the terms or conditions of the Option or materially and adversely impair the rights of any Option holder under the Option granted without the consent of the Option holder.

LONG TERM INCENTIVE PLAN

New Gold's Long Term Incentive Plan provides for time-based RSU awards and performance-based PSU awards (collectively, "**Share Units**") to be granted to employees, directors, officers and eligible contractors of the Company and its affiliates ("**Participants**") as a bonus for consideration of past services to the Company or its affiliates and to incent continued service. The Company may not grant Share Units to directors who are not employees or eligible contractors. RSUs and PSUs are both notional share-based units that have the same value as one share of New Gold on the date of grant. Vested RSUs are paid in cash, and vested PSUs may be paid in cash or Shares or a combination of both.

The following is a summary of the principal terms of the Long Term Incentive Plan. Subject to the provisions of the Long Term Incentive Plan, which was last approved by shareholder on May 20, 2020, the Board has the authority to determine the terms, limitations, restrictions and conditions applicable to the grant or vesting of a Share Unit. A copy of the Long Term Incentive Plan is appended to the management information circular dated April 3, 2020 available on New Gold's profile on SEDAR at www.sedar.com.

Grant, Vesting and Term

Each Share Unit vests on its entitlement date. The Board determines the entitlement date applicable to Share Units at the time of grant but has the discretion to amend the entitlement date after such grant.

The Board has delegated authority to the HRCC to grant individual awards of up to 100,000 RSUs and up to 100,000 PSUs to persons other than officers of the Company. The Board further delegated authority to management to grant individual awards of up to 50,000 RSUs to persons other than officers. The Board has also delegated to management authority to grant awards of RSUs, PSUs and Options to newly hired or promoted employees, other than newly hired officers or employees promoted to an officer role, up to a total grant value of $100,000. Any other grants, including all grants of RSUs and PSUs to officers, require approval of the Board.

RSUs vest on the entitlement date or dates, as determined by the Board in its discretion (subject to acceleration as described below under the heading "Cessation or Acceleration of Share Units"). On an entitlement date, the Company makes a payment to the relevant Participant in cash equal to the five-day volume weighted average price of the Company's Shares on the TSX for the five trading days preceding the entitlement date multiplied by the number of RSUs vesting.

PSUs vest on the entitlement date, as determined by the Board in its discretion (subject to acceleration as described below under the heading "*Cessation or Acceleration of Share Units*"). In addition, at the time PSUs are granted, the Board

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makes the vesting of such PSUs subject to performance conditions or measures to be achieved by the Company, the Participant or a class of Participants, before the relevant entitlement date.

The number of Shares to be issued or the amount of cash to be paid on the entitlement date of the PSUs will vary based on Achieved Performance. The Achieved Performance is a percentage that is multiplied by the number of PSUs granted to determine the number of Shares to be issued and/or the amount of cash to be paid on the Entitlement Date. It is calculated based on the TSR Difference between New Gold's TSR and the TSR of the Index (i.e., New Gold's TSR minus the Index TSR) for each of the four Measurement Periods. The four Measurement Periods are equally weighted in determining the total Achieved Performance for a particular PSU grant.

The Measurement Periods for outstanding PSUs are set out below:

Measurement Periods	Percentage of Total Achieved Performance
P1: January 1 to December 31 of year one (year of grant)	25%
P2: January 1 to December 31 of year two	25%
P3: January 1 to December 31 of year three	25%
P4: January 1 of year one to December 31 of year three	25%

At the end of each Measurement Period, the TSR Difference is calculated. If New Gold's TSR exceeds the TSR of the Index in a Measurement Period (i.e., the TSR Difference is greater than zero), the Achieved Performance for that period will be over 100%. Similarly, if New Gold's TSR is less than the TSR of the Index in a Measurement Period (i.e., the TSR Difference is less than zero), the Achieved Performance for that period will be less than 100%. The minimum Achieved Performance for any Measurement Period is 0% and the maximum is 200%. To achieve the maximum Achieved Performance for a Measurement Period, the TSR Difference must be at least 50% (i.e., New Gold's TSR minus Index TSR ≥ 50%). For example, if the TSR of the Index for a Measurement Period was 5%, New Gold's TSR for that period would have to be 55% or higher to attain Achieved Performance of 200% for that Measurement Period. If New Gold's TSR is the same as the Index TSR for a Measurement Period, the Achieved Performance for the period would be 100%. If the TSR Difference is -25%, (i.e., New Gold's TSR minus Index TSR is -25%) the Achieved Performance for the period would be 50%. Finally, if the TSR Difference is less than -25%, the Achieved Performance for the Measurement Period would be 0% (i.e., New Gold TSR minus Index TSR < -25%). For PSUs granted in 2021, the Achieved Performance Ratio for certain TSR Differences are set out in the table below. The Achieved Performance Ratio for other TSR Differences would be determined by linear interpolation from these results.

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TSR Difference for 2021 PSUs	Achieved Performance Ratio for 2021 PSUs
New Gold TSR minus Index TSR < -25%	0%
New Gold TSR minus Index TSR = -25%	50%
New Gold TSR = Index TSR	100%
New Gold TSR minus Index TSR = 25%	150%
New Gold TSR minus Index TSR ≥ 50%	200%



On the entitlement date, a PSU may be settled: (i) in cash equal to the five-day volume weighted average price of the Company's Shares on the TSX for the five trading days preceding the entitlement date multiplied by the number of PSUs and the Achieved Performance; or (ii) by the issuance of the equivalent number of Shares of New Gold as the number of PSUs multiplied by the Achieved Performance, or (iii) a combination of both. The Board may, in its discretion, grant PSUs that can only be satisfied by the issuance of Shares from treasury or by a cash payment or by a combination thereof. The annual "burn rate" for the Long Term Incentive Plan (number of securities granted under the plan in a year divided by the weighted average of Shares outstanding in that year) was 0.17%, 0.37% and 0.26% for 2019, 2020 and 2021, respectively.

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Adjustments

The Board may, in its discretion, elect to credit each Participant with additional Share Units in the event any dividend is paid on the Shares of New Gold. In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant's account had been Shares divided by the Market Price of the Shares on the date on which dividends were paid by the Company. Such additional Share Units will vest on the entitlement date of the particular Share Unit (and will be subject to the same terms) to which the additional Share Units relate.

Securities Issuable under the Long Term Incentive Plan

The aggregate number of Shares to be available for issuance in respect of all PSUs granted under the Long Term Incentive Plan will not exceed 1.25% of the Shares issued and outstanding (on a non-diluted basis). To account for the payment of withholding tax, upon the vesting of PSUs, the Company will calculate the applicable withholding tax attributable to such PSUs and will remit such amount directly to the Canada Revenue Agency in return for the surrender and forfeiture by the PSU holder of PSUs in an amount equal to the remittance amount. Only PSUs which would be satisfied in Shares on their entitlement date need to be counted when determining the 1.25% limit on the number of Shares that may be reserved for issuance under the Long Term Incentive Plan. As at March 14, 2022, a total of 5,586,112 PSUs were outstanding under the Long Term Incentive Plan. Assuming an Achieved Performance Ratio of 150% for PSUs granted prior to 2020 and an Achieved Performance Ratio of 200% for PSUs granted in 2020 and 2021, excluding PSUs to vest in cash or PSUs that are expected to be surrendered in consideration for the Company paying any applicable withholding tax amount, the maximum number of Shares which would be issued to satisfy PSUs on their entitlement date is 5,027,501 which represents 0.74% of the number of issued and outstanding Shares of New Gold, leaving 3,488,147 Shares available for future PSUs to be granted under the Long Term Incentive Plan (representing 0.51% of the number of issued and outstanding Shares).

Limits on Securities Issuable to Insiders

The Long Term Incentive Plan (a) limits the aggregate number of Shares issuable to insiders pursuant to Share Units and any other security-based compensation arrangements of New Gold to 10% of the Shares issued and outstanding (on a non-diluted basis) at the time of the grant, and (b) limits the number of Shares issued to insiders pursuant to Share Units and any other security-based compensation arrangements of New Gold within a 12-month period to 10% of the Shares issued and outstanding (on a non-diluted basis) at the time of the issuance. In no case can a Participant, immediately after being granted an award of Share Units (a) hold a beneficial interest in more than 34,062,592 Shares, representing 5% of the issued and outstanding Shares (on a non-diluted basis), or (b) be in a position to control the casting of greater than 5% of the votes that may be cast at a general meeting of New Gold (collectively, the "**Ownership Restrictions**").

Assignability

Subject to specific exceptions and restrictions outlined in the Long Term Incentive Plan, Share Units are not assignable other than by will or the laws of descent and distribution.

Cessation or Acceleration of Share Units

Subject to the terms of the Long Term Incentive Plan, Share Units become void on the termination (with or without cause) or retirement of a Participant, except as otherwise determined by the Board in its discretion. For Canadian

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Participants, termination is effective as of the end of the applicable statutory notice period prescribed by employment standards legislation. Additionally, the Long Term Incentive Plan provides for a pro-rated cash payment for Participants terminated without cause with unvested PSUs. The total Achieved Performance Ratio for the pro-rated cash payment would be calculated as described above except incomplete Measurement Periods would be adjusted to end on the last day of the month before the termination date, and would be pro-rated based on the portion of each Measurement Period occurring prior to the termination date. For example, if termination occurs prior to the commencement of a Measurement Period, the weighting attributed to that Measurement Period would be zero, and if termination occurs exactly half way through a Measurement Period, the Percentage of Total Achieved Performance for that period would be halved (i.e., 12.5% instead of 25%). The calculated total Achieved Performance Ratio would then be multiplied by the number of unvested PSUs and then multiplied by the Market Price of New Gold Shares as of the last day of the month before the termination date.

In addition, unless the Board determines otherwise, the entitlement date for all of a Participant's Share Units will be accelerated as follows: (i) in the event of the death of the Participant, the entitlement date will be the date of death; and (ii) in the event of the total disability of the Participant, the entitlement date will be the date which is 60 days following the date on which the Participant becomes totally disabled.

In the event a resolution is adopted to wind up, dissolve or liquidate the Company, all Share Units outstanding will immediately vest, and the entitlement date for such Share Units will occur. Where the entitlement date of the PSU is accelerated, performance for Measurement Periods that have not been completed before the Entitlement Date or Change of Control will be based on 100% achievement in the case of death or disability or 150% achievement in the case of a Change of Control.

Awards or payments under the Long Term Incentive Plan to executive officers are subject to the Company's Executive Compensation Clawback Policy.

Amendment Provisions

Subject to any applicable regulatory or stock exchange requirements, the Board may from time to time in its discretion (without shareholder approval) amend, modify and change the provisions of the Long Term Incentive Plan (including any grant letters), including, without limitation, amendments of a housekeeping nature or any change to the entitlement date of any Share Units, except that it may not make any of the following amendments to the Long Term Incentive Plan without first having obtained the approval of a majority of shareholders voting at a shareholders' meeting:

(i)   materially increase the benefits to a holder of Share Units who is an insider of the Company, to the material detriment of the Company and its shareholders;

(ii)   increase the number of Shares or maximum percentage of Shares which may be issued pursuant to the Long Term Incentive Plan other than in the event of a change in the Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification;

(iii)   reduce the range of amendments requiring shareholder approval;

(iv)   permit Share Units to be transferred other than for normal estate settlement purposes;

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(v)   change insider participation limits which would result in shareholder approval being required on a disinterested basis;

(vi)   materially modify the eligibility requirements for participation in the Long Term Incentive Plan;

(vii)   modify the result that Participants residing in Australia forfeit their rights to any payment or issue of Shares on termination of such Participants; or

(viii) modify the Ownership Restrictions.

In addition, any such amendment, modification or change of any provision of the Long Term Incentive Plan will be subject to the approval, if required, by any stock exchange having jurisdiction over the securities of the Company.

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98



SCHEDULE B – BOARD OF DIRECTORS MANDATE

1.   Purpose and Authority

The Board of Directors (the "**Board**") has the responsibility for the overall stewardship of the conduct of the business of New Gold Inc. (the "**Company**") and the activities of management, which is responsible for the day-to-day conduct of the business. The Board's fundamental objectives are to enhance and preserve long term shareholder value, and to ensure that the Company meets its obligations on an ongoing basis and operates in a reliable, sustainable, safe and socially responsible manner. In performing its functions, the Board should also consider the legitimate interests its other key stakeholders, such as employees, customers, Indigenous peoples and communities in which it operates, may have in the Company. In overseeing the conduct of the business, the Board, through the President and Chief Executive Officer ("**CEO**"), shall set the standards of conduct for the Company.

2.   Composition, Procedures and Organization

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs, including selecting its chair ("**Chair**"), nominating candidates for election to the Board and constituting committees of the Board. Subject to the Articles of the Company and the Business Corporations Act (British Columbia) (the "**Act**"), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

The Chair or any two independent members of the Board may call a meeting of the Board. A quorum for the transaction of business at any meeting of the Board shall be a majority of the number of directors then in office. The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Chair to take minutes) shall have the responsibility for taking minutes of all meetings of the Board and for circulating drafts of such minutes to the Chair promptly following each meeting. The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Chair to take minutes) shall present draft minutes from the previous meeting at the next succeeding Board meeting for comments, approval and execution. In the case of an equality of votes at a meeting of the Board, the Chair of the meeting shall not have a second or casting vote.

The Board shall have access to such officers and employees of the Company, its external auditors and its legal counsel and to all such information respecting the Company as the Board considers to be necessary or advisable in order to perform its duties and responsibilities.

3.   Duties and Responsibilities

The Board's principal duties and responsibilities fall into a number of categories which are outlined below.

3.1   Legal Requirements

    a.   The Board, together with management, has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.

    b.   The Board has the statutory responsibility to:

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i. manage or, to the extent it is entitled to delegate such power, supervise the management of the business and affairs of the Company by the senior officers of the Company;

ii. act honestly and in good faith with a view to the best interests of the Company;

iii. exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

iv. act in accordance with its obligations contained in the Act and the regulations thereto, the Company's Articles, applicable corporate and securities laws and all applicable stock exchange requirements.

3.2 Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including having a majority of directors who are "independent" as defined by National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("**NI 58-101**") and under applicable stock exchange requirements. The Board, in consultation with the Corporate Governance and Nominating Committee will, at least annually, review the relationship of each director and the Company to determine if each director is or remains "independent" within the meaning of NI 58-101 and applicable stock exchange requirements. In addition, the independent directors shall hold an in camera session without the presence of management or any non-independent directors at each meeting.

In determining the independence of any member of the Board, the Board will consider all relevant factors, including any relationship a director has with the Company, its management, its shareholders and other direct or indirect material relationships which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Board member's independent judgment**.**

3.3 Strategy Determination

The Board has the responsibility to ensure that there are long term goals and a strategic planning process in place for the Company and to participate, at least annually, with management, directly or through the Board's committees, in developing and approving the plan by which the Company proposes to achieve its goals, which plan takes into account, among other things, the opportunities and risks of the Company's business with a view to the best interests and long term sustainability of the Company.

3.4 Managing Risk

The Board has the responsibility to oversee the identification and assessment of, and to understand, the principal risks of the business in which the Company is engaged, to ensure a proper balance is achieved between risks accepted and the potential return to shareholders, to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long term viability of the Company, and to ensure the material business risks are publicly disclosed by the Company in accordance with applicable laws.

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3.5   Culture and Sustainability

The Board has the responsibility to promote a culture of integrity, ethical leadership, diversity, inclusion and sustainability within the Company, including to oversee the Company's overall human resources strategy and the Company's strategy and practices relating to sustainability (including health, safety, environmental and corporate social responsibility) matters.

3.6   Division of Responsibilities

The Board has the power to:

    a.   appoint and delegate responsibilities to committees and/or individual directors where appropriate to do so; and

    b.   approve position descriptions for:

        i.   its individual members and/or the individual members of committees of the Board;

        ii.   the Chair of the Board;

        iii.   the CEO; and

        iv.   the Chief Financial Officer.

The Board shall be responsible for ensuring that the Company's officers and the directors and officers of the Company's subsidiaries, if any, are qualified and appropriate in keeping with the Company's corporate governance policies and strategic goals.

To assist it in exercising its responsibilities, the Board has established four standing committees of the Board: the Audit Committee, the Human Resources and Compensation Committee, the Corporate Governance and Nominating Committee and the Technical and Sustainability Committee. The Board may establish other standing or *ad hoc* committees from time to time which will function in accordance with such committee's charter.

Each committee shall have a written charter that clearly establishes its purpose, responsibilities, composition, structure and functions. Each committee charter shall be reviewed by the Board, in consultation with the Corporate Governance and Nominating Committee, at least annually. The Board is responsible for appointing the committee members, including the chair of each committee.

3.7   Appointment, Training and Monitoring Senior Management

The Board has the responsibility, among other things:

    a.   to appoint and oversee the succession of the CEO, to monitor and assess the CEO's performance and effectiveness, to satisfy itself as to the integrity of the CEO, and to provide advice and counsel in the execution of the CEO's duties;

    b.   to develop or approve the corporate goals or objectives that the CEO is responsible for;

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c.   to approve the appointment of all corporate officers, acting on the advice of the CEO, and to satisfy itself as to the integrity of such corporate officers;

d.   to ensure that adequate provision has been made to train, develop and monitor management and for the orderly succession of management;

e.   to promote a culture of integrity, diversity, inclusiveness and respect throughout the Company;

f.   to ensure that management is aware of the Board's expectations of management; and

g.   to avail itself collectively and individually of the open access to the Company's senior management and to advise the Chair of the Board of significant matters discussed.

3.8   Policies, Procedures and Compliance

The Board has the responsibility:

a.   to ensure with management that the Company operates at all times within applicable laws, regulations and ethical standards, including applicable stock exchange requirements; and

b.   to approve and monitor compliance with significant policies and procedures by which the Company is operated.

3.9   Reporting and Communication

The Board has the responsibility:

a.   to ensure the Company has in place policies and programs to enable the Company to communicate timely and effectively with its shareholders, other key stakeholders and the public generally, including having appropriate disclosure controls and procedures;

b.   to ensure that the financial performance of the Company is adequately reported by management to shareholders, other securityholders and regulators on a timely and regular basis as required by applicable laws and stock exchange requirements, including having appropriate internal controls over financial reporting;

c.   to oversee the external and internal audit functions of the Company;

d.   to ensure that reasonable processes are in place to assure the timely and accurate reporting by management of developments that would reasonably be expected to have a significant or material impact on the market price or value of the Company's securities;

e.   to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year;

f.   to develop appropriate measures for receiving shareholder feedback; and

g.   to develop and oversee the Company's approach to corporate governance, including the Company's corporate governance policies, principles and guidelines.

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3.10 Monitoring and Acting

The Board has the responsibility:

    a.   to monitor the Company's progress towards it strategic goals and objectives and to revise and alter its direction through management in response to changing circumstances or needs;

    b.   to oversee and approve the overall capital and financial structure of the Company and to review and approve all material or strategic projects or transactions which exceed threshold levels established by the Board;

    c.   to take action when performance falls short of its goals and objectives or when other circumstances warrant; and

    d.   to ensure that the Company has implemented adequate internal control and management information systems which ensure the effective discharge of the Board's responsibilities, including appropriate cyber security and information technology infrastructure and programs.

3.11 Membership and Composition

The Board has the responsibility to determine:

    a.   its appropriate size and composition;

    b.   the relevant criteria for proposed nominations to the Board, having regard to required skills, expertise and other qualities, including independence and diversity;

    c.   any maximum number of boards or other engagements considered appropriate for directors, having regard to whether they are independent directors or members of management;

    d.   the recommended compensation of directors for their services in that role, after consideration by the Corporate Governance and Nominating Committee; and

    e.   the number of meetings of the Board to be held each year; provided that the Board shall meet at least on a quarterly basis.

3.12 Education and Assessment

Members of the Board are expected to attend all meetings of the Board in person or by telephone or other electronic communications device that permits all members participating in the meeting to speak and to hear each other, to devote the necessary time and attention to the work of the Board, and to have reviewed Board materials in advance and be prepared to discuss such materials.

The Board has responsibility to ensure that a process is in place so that all new directors receive a comprehensive orientation and fully understand the role of the Board and its committees, the nature and operation of the Company's business and strategies, the expectations for directors and the contribution that individual directors are required to make. In addition to an initial orientation, members of the Board are expected to pursue ongoing educational opportunities, such

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as in-house and external seminars and conferences, as appropriate to assist them in better performing their duties, and directors and are encouraged to visit one of the Company's sites at least once every two years.

Members of the Board will be required to annually assess their own effectiveness and contribution as directors, and the effectiveness of the Board and its committees.

3.13 Third Party Advisors

The Board, and any individual director with the prior approval of the Board, may retain at the expense of the Company, independent counsel and such advisors as it considers to be necessary or advisable in order to properly perform its duties and responsibilities.

4. Chair of the Board

4.1 The Chair of the Board will provide leadership to directors in discharging their duties as set out in this Mandate, including by:

a. leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

b. promoting cohesiveness among the directors;

c. being satisfied that the responsibilities of the Board and its committees are well understood and carried out by the directors; and

d. communicating with members of the Board between meetings of the Board.

4.2 The Chair will assist the Board in discharging its stewardship function, including by:

a. presiding over all meetings of shareholders of the Company;

b. together with the Chair of the Corporate Governance and Nominating Committee, reviewing the committees of the Board, and the composition and chairs of such committees;

c. together with the Chair of the Corporate Governance and Nominating Committee, ensuring that the Board, committees of the Board, individual directors and senior management of the Company understand and discharge their duties and obligations under the Company's system of corporate governance; and

d. consulting with committee chairs and overseeing and monitoring the work of committees of the Board.

4.3 In addition, in conjunction with the Chair of the Corporate Governance and Nominating Committee, the Chair will ensure that:

a. all directors receive updates to Company policy documents and changes to applicable laws and stock exchange requirements, including major public policy and regulatory initiatives relating to the Company's business;

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b.   regular discussions relating to corporate governance issues and directors' duties are conducted at Board meetings;

c.   the Company's policies are reviewed and updated by the Board as new rules or circumstances dictate; and

d.   appropriate funding is available to directors to attend external seminars or conferences relevant to their positions as directors of the Company.

4.4   In connection with meetings of the directors, the Chair will be responsible for the following:

a.   scheduling meetings of the directors, including in camera sessions;

b.   coordinating with the chairs of the committees of the Board to schedule meetings of the committees;

c.   as and when required, coordinating the appointment of ad hoc or special committees of the Board;

d.   reviewing items of importance for consideration by the Board;

e.   ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Company;

f.   setting the agenda for meetings of the Board;

g.   monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations, including the Board's access to appropriate members of management and employees as required or appropriate;

h.   acting as the principal liaison between the Board and the CEO;

i.   ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

j.   presiding over meetings of the directors, including in camera sessions of the independent directors; and

k.   encouraging free and open discussion at meetings of the Board.

5.   Committee Chairs

The chair of any duly constituted committee of the Board will, in addition to such other duties as may be delegated to him or her by the Board or set out in the applicable committee charter:

a.   provide leadership to the committee with respect to its functions as described in the committee's charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the committee;

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b.   chair meetings of the committee, unless not present, including in camera sessions, and report to the Board following each meeting of the committee on the key findings, activities and any recommendations of the committee;

c.   ensure that the committee meets on a regular basis and at the number of times per year required by the committee's charter;

d.   in consultation with the Chair of the Board and the committee members, establish a calendar for holding meetings of the committee;

e.   establish the agenda for each meeting of the committee, with input from other committee members, the Chair of the Board, senior management and any other parties, as applicable;

f.   act as liaison and maintain communication with the Chair of the Board and the Board to optimize and co-ordinate input from Board members, and to optimize the effectiveness of the committee. This includes reporting to the full Board on all proceedings and deliberations of the committee at the first meeting of the Board after each committee meeting and at such other times and in such manner as the committee chair considers advisable;

g.   report annually to the Board on the role of the committee and the effectiveness of the committee's role in contributing to the objectives and responsibilities of the Board as a whole;

h.   ensure that the members of the committee understand and discharge their duties and obligations;

i.   foster ethical and responsible decision making by the committee and its individual members;

j.   together with the Corporate Governance and Nominating Committee, oversee the structure, composition, membership and activities delegated to the committee from time to time;

k.   ensure that resources and expertise are available to the committee so that it may conduct its work effectively and efficiently and pre-approve work to be done for the committee by consultants or other advisors;

l.   facilitate effective communication between members of the committee and management; and

m.   perform such other duties and responsibilities as may be delegated to the chair of the committee by the Board from time to time.

6.   Review

The Corporate Governance and Nominating Committee will annually review this Mandate and submit any recommended changes to the Board for approval.

Last updated, reviewed and approved by the Board on November 24, 2021.

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